Exhibit 2.1

EXECUTION VERSION

ASSET PURCHASE AGREEMENT

BETWEEN

AVAYA INC.

and

EXTREME NETWORKS, INC.

Dated as of March 7, 2017

EXHIBITS

A	Form of Bill of Sale
B	Form of Assignment and Assumption Agreement
C	Form of Patent Assignment
D	Form of Trademark Assignment
E	Form of Sublease
F	Form of Domain Name Assignment
G	Form of Transition Services Agreement
H	Form of Intellectual Property License Agreement
I	Escrow Agreement
J	[Reserved]
K	Bidding Procedures Order
L	Sale Order
M	Bidding Procedures and Sale Motion
N	Form of Reseller Agreement
O	CPOD Agreement Term Sheet

v

INDEX OF DEFINED TERMS

Defined Term	Page
Accounting Principles	77
Acquisition	1
Adjusted Closing Date Payment	14
Adjustment Amount	77
affiliate	77
Agreed Portion	68
Agreement	1
Allocation Principles	77
Alternative Transaction	77
Ancillary Agreements	16
Applicable Foreign Merger Control Law	60
Apportioned Obligations	73
ARD	77
ARD Automatic Transferred Employee	59
ARD Employee	77
ARD Non-Automatic Transferred Employee	59
ARD Transferred Employee	59
Assignment and Assumption Agreement	11
Assumed Benefits Obligations	7
Assumed Lease Real Property	77
Assumed Leases	3
Assumed Liabilities	6
Assumed Pension Amount	78
Assumed Pension Obligations	54
Auction	48
Audited Financial Statements	45
Avaya	1
Avoidance Actions	78
Backup Bidder	78
Bankruptcy Cases	1
Bankruptcy Code	78
Bankruptcy Court	78
Bidding Procedures and Sale Motion	78
Bidding Procedures Order	78
Bill of Sale	11
Business	78
Business Contracts	89
Business Day	78
Business Products	79
Case Management Order	79
Claim	79
Claim Notice	68
Claimed Amount	68
Closing	11
Closing Date	11
Closing Date Payment	12
Closing Statement	12

Defined Term	Page
Code	79
Competing Bid	79
Confidentiality Agreement	37
Confidentiality Information	37
Consent	17
Contested Amount	68
Continuation Period	53
Continuing Claim	69
Contract	79
control	77
CPOD Agreement	51
Cure Date	71
Cure Payments	79
Current Assets	79
Current Financial Statements	17
Current Liabilities	79
Dark Leases Liability Amount	79
Data	79
Data and Related Agreements	79
Data Protection Laws	80
Debtors	1
Debts	80
Deductible	70
Deferred Assets	14
Deferred Closing	14
Deferred Closing Countries	14
Deferred Closing Country Amount	15
Deferred Closing Date	14
Deferred Cost Factor	80
Deferred Liabilities	14
Deferred Revenue Amount	80
Deferred Revenue Cost Amount	80
Deposit	1
Deposit Escrow Account	1
Disclosure Schedule	16
Domain Name Assignment	11
Draft Purchase Price Allocation	72
Effect	80
Electronic Delivery	90
Eliminated Assignment	10
Employee	80
Employee Benefit Plan	27
Employment Liability	58
End Date	63
Enforceability Exceptions	16
Environmental Laws	80
ERISA	80

ERISA Affiliate	80
Escrow Agent	1
Escrow Agreement	2
Escrow Expiration Date	72
Estimate Report	11
Estimated Adjustment Amount	11
Estimated Deferred Revenue Cost Amount	11
Estimated Net Working Capital	11
Estimated Pension Amount	11
Excluded Assets	3
Excluded Contracts	81
Excluded Jurisdictions	81
Existing Inventory	41
Existing Stock	41
Export Approvals	81
Extent	76
FCPA	28
Final Order	81
Financial Statements	45
Foreign Acquisition Agreements	14
Foreign Merger Control Laws	17
Furniture and Equipment	81
FY 2016 Revenue	81
GAAP	77
Government Contract	81
Governmental Entity	17
GSMB	82
Hazardous Materials	82
HSR Act	17
including	82
Indebtedness	82
Indemnified Party	66
Indemnifying Party	67
Indemnity Escrow Account	12
Indemnity Escrow Amount	82
Independent Expert	13
Insurance Policies	30
Intellectual Property	82
Intellectual Property License Agreement	11
Interim Financial Statements	45
International Trade Laws	83
Inventory	83
IT Systems	23
Judgment	17
Knowledge of Sellers	83
Law	17
Lease	20
Leased Property	20
Liability	83
Liens	83
Losses	66

Lower NWC Adjustment Threshold	83
Made Available	83
Malicious Code	22
Material Adverse Effect	84
Material Contracts	25
Mixed-Use Contracts	84
Net Working Capital	84
Non-ARD Employee	84
Non-ARD Transferred Employees	52
Notice of Objection	12
Objection Period	12
Other Sellers	85
Patent Assignment	11
Patents	85
Permits	85
Permitted Liens	19
Person	85
Personal Information	85
Petition	85
Petition Date	1
Post-Closing Tax Period	85
Pre-Closing Tax Period	85
Privacy Policies	23
Proceeding	85
Provider	37
Purchase Price	85
Purchaser	1
Purchaser 401(k) Plan	54
Purchaser Expense Reimbursement	85
Purchaser FSA	58
Purchaser Health Plans	55
Purchaser Indemnitees	65
Purchaser Subsidiary	32
Purchasing Entity	72
Receiver	37
Related to the Business	86
Representatives	86
Reseller Agreement	11
Resolution Period	13
Response	68
Restricted Period	39
Restructuring Transaction	86
Retained Amount	69
Retained Claims	86
Retained Intellectual Property	86
Retained Liabilities	7
Retained Mixed-Use Contract	46
Retained Names and Marks	41
Sale Hearing	86
Sale Order	86
Schedule 5.10(b)	44

SEC	87
Securities Act	87
Seller Credit Support Obligations	43
Seller DB Plans	87
Seller Indemnitees	66
Sellers	87
Sellers Licensed Intellectual Property	87
Sellers Proprietary Software	87
Software	87
Specified Representations	87
Stipulated Amount	69
Straddle Period	87
Sublease	11
subsidiary	87
Successful Bidder	87
Successor Liability Claims	87
Target Deferred Revenue Cost Amount	88
Tax	88
Tax Return	88

Taxes	88
Taxing Authority	88
Technology	88
Termination Fee	88
Third Party Claim	66
Top Customers	30
Top Suppliers	30
Trademark Assignment	11
Transfer Taxes	89
Transferred Assets	2
Transferred Contracts	89
Transferred Employee Records	89
Transferred Employees	89
Transferred Intellectual Property	89
Transferred IT Systems	89
Transferred Mixed-Use Contract	46
Transferred Registered Intellectual Property	20
Transition Services Agreement	11
Upper NWC Adjustment Threshold	89

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT is dated as of March 7, 2017 (this “Agreement”), and is by and between AVAYA INC., a Delaware corporation (“Avaya”), and Extreme Networks, Inc., a Delaware corporation (“Purchaser”).

WHEREAS, Avaya and certain of its subsidiaries are engaged in the Business and own all of the Transferred Assets;

WHEREAS, on January 19, 2017 (the “Petition Date”), Avaya, together with certain of its subsidiaries (Avaya and such subsidiaries, collectively, the “Debtors”) and its parent, commenced voluntary cases (the “Bankruptcy Cases”) under chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York;

WHEREAS, on the terms and subject to the conditions set forth herein, Sellers desire to sell to Purchaser, and Purchaser desires to purchase from Sellers all of their right, title and interest in and to all of the Transferred Assets, and Sellers desire Purchaser to assume, and Purchaser desires to assume from Sellers, all of the Assumed Liabilities;

WHEREAS, Avaya and Purchaser desire to make certain representations, warranties, covenants and other agreements in connection with the transactions contemplated by this Agreement; and

NOW, THEREFORE, in consideration of the premises and the mutual agreements and covenants set forth in this Agreement and intending to be legally bound, the parties hereby agree as follows.

ARTICLE I

PURCHASE AND SALE

Section 1.01 Purchase and Sale. Upon the terms and subject to the conditions of this Agreement, at the Closing, Avaya shall, and shall cause its subsidiaries (as applicable) to, sell, transfer, assign and deliver to Purchaser, and Purchaser will purchase, and shall cause it subsidiaries (as applicable) to, acquire and accept from Avaya and its subsidiaries, all of their right, title and interest in, to and under the Transferred Assets, (in the case of the Debtors, to the extent set forth in the Sale Order) free and clear of all Liens (other than Permitted Liens), as of the Closing, for (A) the Purchase Price, payable as set forth in Section 2.02(b) and subject to adjustment as set forth in Section 2.03(c), and (B) the assumption by Purchaser of the Assumed Liabilities. The purchase and sale of the Transferred Assets and the assumption of the Assumed Liabilities are collectively referred to in this Agreement as the “Acquisition”.

Section 1.02 Deposit. Contemporaneously with the execution of this Agreement, and in any event on the date hereof, Purchaser shall deposit with The Bank of New York Mellon Trust Company, N.A. (the “Escrow Agent”), a deposit in the amount of $10,000,000 (the “Deposit”), by wire transfer of immediately available funds for deposit into a separate escrow account (the “Deposit Escrow Account”), established pursuant to the escrow agreement, dated as of the date hereof, by and among Avaya, Purchaser and the Escrow Agent, substantially in the form attached hereto as Exhibit I (the “Escrow Agreement”). If Closing occurs, Avaya and Purchaser shall deliver a joint written instruction to the Escrow Agent authorizing the Escrow Agent to release from the Deposit Escrow Account the entire Deposit, by wire transfer of immediately available funds to an account designated by Avaya to the Escrow Agent, and the Deposit shall be credited against the amount required to be paid by Purchaser to Avaya at Closing in accordance with Section 2.02(b)(i). If this Agreement is validly terminated by Avaya in accordance with the terms of this Agreement prior to Closing pursuant to Section 8.01(d) or Section 8.01(e), then Avaya and Purchaser shall deliver a joint written instruction to the Escrow Agent authorizing the Escrow Agent to release from the Deposit Escrow Account the entire Deposit, by wire transfer of immediately available funds to an account designated by Avaya to the Escrow Agent, to be retained by Avaya as liquidated damages (and not a penalty). In all other circumstances (including, for the avoidance of doubt, termination by Purchaser pursuant to Section 8.01(f) or Section 8.01(g)), if this Agreement is validly terminated in accordance with the terms of this Agreement prior to Closing, then within two (2) Business Days of such termination, Avaya and Purchaser shall deliver a joint written instruction to the Escrow Agent authorizing the Escrow Agent to release all funds held in the Deposit Escrow Account, including any interest or earnings thereon, by wire transfer of immediately available funds to an account designated by Purchaser to the Escrow Agent.

Section 1.03 Transferred Assets and Excluded Assets.

(a) The term “Transferred Assets” means all rights, title and interest of Avaya and its subsidiaries in, to and under all assets, properties and rights of Avaya or any subsidiary of Avaya, wherever located, whether tangible or intangible, real, personal or mixed, that are Related to the Business, including (in each case, to the extent Related to the Business but specifically excluding, in all cases, the Excluded Assets):

(i) rights under the Transferred Contracts;

(ii) the Transferred Intellectual Property;

(iii) lists of, and currently available contact information for, customers, vendors and suppliers (whether current, former or prospective), in each case Related to the Business;

(iv) sales, marketing and promotional information, literature and manuals, in each case Related to the Business;

(v) all books, records, customer and other reports, files and papers, correspondence and other documents, invoices, whether in hard copy or computer or other electronic format, including manuals and data (collectively, “Books and Records”), in each case that are Related to the Business, in each case other than (A) any books, records or other materials originals of which Sellers are required by Law to retain (in which case copies of which, to the extent permitted by Law, will be made available to Purchaser at Purchaser’s reasonable request) and (B) personnel, medical and employment records for employees and former employees of the Business other than Transferred Employee Records; provided that the parties shall use commercially reasonable efforts and cooperate in good faith with each other to provide such Books and Records without causing violation or loss of attorney-client work product and other legal privileges of Avaya and its subsidiaries;

(vi) all Transferred Employee Records;

(vii) (A) the leases and subleases set forth on Section 1.03(a)(vii) of the Disclosure Schedule (the “Assumed Leases”) and (B) all structures, improvements and fixtures located on any Assumed Lease Real Property that are owned by any Seller, regardless of whether title to such buildings, structures, improvements or fixtures are subject to reversion to the landlord or other third party upon the expiration or termination of the Assumed Lease for such Assumed Lease Real Property;

(viii) all Furniture and Equipment located at the Assumed Lease Real Property or otherwise set forth on Section 1.03(a)(viii) of the Disclosure Schedule and all Transferred IT Systems;

(ix) all Permits (including applications therefor) related solely to the Business, to the extent such Permits may be transferred to Purchaser under applicable Law;

(x) all goodwill Related to the Business;

(xi) all accounts, notes and other receivables Related to the Business;

(xii) all Inventory;

(xiii) all prepaid expenses Related to the Business;

(xiv) all other current assets Related to the Business;

(xv) all causes of action, claims, demands, deposits, warranties, guarantees, refunds, rights of recovery, rights of set off and other rights and privileges against third parties whether liquidated or unliquidated, fixed or contingent, choate or inchoate that are Related to the Business, in each case, including only Avoidance Actions that are related exclusively to the Business but excluding Retained Claims; and

(xvi) the assets, properties and rights set forth on Section 1.03(a)(xvi) of the Disclosure Schedule.

(b) The term “Excluded Assets” means any right, title and interest in, to or under any of the following assets, properties and rights of Avaya or any of its subsidiaries (including those that are Related to the Business) wherever located, whether tangible or intangible, real, personal or mixed:

(i) cash and cash equivalents, if any;

(ii) all Furniture and Equipment not located at the Assumed Lease Real Property and all IT Systems other than the Transferred IT Systems;

(iii) any information that would otherwise constitute an Excluded Asset that is stored on any Transferred IT Systems included in the Transferred Assets; provided that to the extent Purchaser is otherwise permitted to make copies of such information, Purchaser shall be entitled to retain electronic copies of such information on such Transferred IT Systems;

(iv) all Permits (including applications therefor and any trade or import/export Permits) that (A) are not related solely to the Business or (B) are not transferable to Purchaser under applicable Law;

(v) assets in respect of any Employee Benefit Plan;

(vi) all personnel, employment and medical records relating to the Transferred Employees that are not Transferred Employee Records;

(vii) Excluded Contracts;

(viii) all right, title and interest in, to and under the Retained Intellectual Property;

(ix) all rights under and claims to any coverage or recovery under any Insurance Policy, in each case, that are not Related to the Business or that relate to events or circumstances that occur or arise following the Closing;

(x) all minute books, organizational documents, stock registers and such other books and records of any Seller as pertaining to ownership, organization or existence of such Seller;

(xi) all Tax Returns of Avaya and its subsidiaries (and all Tax books and records, including workpapers) related thereto;

(xii) any Tax refund, Tax credit or other Tax asset of any of Avaya or any of its affiliates (except as provided in Section 10.01(c));

(xiii) any equity interest in any subsidiaries of Avaya;

(xiv) all Seller Credit Support Obligations, other than as described in clause (iii) of the definition of Transferred Contracts;

(xv) the Purchase Price and all other rights of Avaya and its subsidiaries under or pursuant to this Agreement and the Schedules attached hereto and any other agreements entered into by Avaya or any of its affiliates pursuant to this Agreement; and

(xvi) Retained Claims and those assets set forth on Section 1.03(b)(xvi) of the Disclosure Schedule.

(c) Notwithstanding anything to the contrary contained in this Agreement, Purchaser acknowledges and agrees that all of the following shall remain the property of Sellers, and neither Purchaser nor any of its affiliates shall have any interest therein: (i) all reports, summaries, updates or other similar materials prepared by any of their Representatives on behalf of or received by the board of directors (or equivalent governing body) or senior management of the Sellers or any of their respective affiliates in connection with the sale process for the Business, including all analyses relating to the business of Purchaser or its affiliates (but excluding any materials made available to Purchaser or its Representatives and any financial information relating to the Business that would be reasonably required for the financial planning or reporting obligations or any other reasonable business purpose of Purchaser) or any other potential purchaser or its affiliates and its proposals and (ii) all confidentiality agreements with prospective purchasers of the Business or any portion thereof (except that Sellers shall, to the extent permitted by the terms thereof without consent of the counterparty thereto, assign to Purchaser at the Closing all of Sellers’ rights under such agreements to confidential treatment or restrictions on use of information relating to the Business and the Transferred Assets and with respect to solicitation and hiring of Transferred Employees), and all bids and expressions of interest received from third parties with respect thereto. In addition, Sellers shall have the right to retain copies of the Books and Records included in the Transferred Assets (to the extent not solely related to the Business) prior to the Closing Date, subject to their compliance with Section 5.03(b).

(d) Notwithstanding anything to the contrary in this Agreement, (i) Avaya and its subsidiaries will retain such rights as are reasonably necessary under applicable Law under the Transferred Contracts for the sole purpose of enabling Avaya to provide the administrative services under the Transition Services Agreement as Purchaser’s agent, including Avaya’s ability to ship Purchaser-owned product, invoice and collect cash and pay costs on Purchaser’s behalf; (ii) Avaya will transfer all its right, title and interest to the Inventory as a Transferred Asset; provided that the Inventory will remain where located as of the Closing for purposes of Avaya performing delivering services as an agent under the Transition Services Agreement; and (iii) Purchaser agrees that, notwithstanding the services to be performed as noted in clause (i), all other rights will transfer and as such, under the Transition Services Agreement, Purchaser is the primary obligor of the Transferred Contracts and maintains all of the risks and rewards of ownership of the Transferred Contracts on the Closing Date. Promptly following the completion of such services performed by Avaya under the Transition Services Agreement, any rights retained by Avaya and its subsidiaries under the Transferred Contracts pursuant to the immediately preceding sentence shall be transferred to Purchaser.

Section 1.04 Consents to Certain Assignments.

(a) Notwithstanding anything to the contrary contained in this Agreement, this Agreement shall not constitute an agreement to sell, transfer, assign, or deliver, directly or indirectly, any Transferred Asset, or any benefit arising thereunder, if an attempted direct or indirect sale, transfer, assignment or delivery thereof, without the Consent of or notice to a third party (including a Governmental Entity), after giving effect to the Sale Order and the Bankruptcy Code, would constitute a breach, default, violation or other contravention of the rights of such third party, would be ineffective with respect to any party to a Contract concerning such Transferred Asset or would in any way adversely affect the rights of Sellers or any of their respective affiliates or, upon transfer, Purchaser with respect to such Transferred Asset; provided, however, that nothing in this Section 1.04 is intended to modify any representation, warranty or covenant of Avaya under this Agreement.

(b) If any such Consent is not obtained or notice is not given prior to the Closing, the Closing shall nonetheless take place subject to the terms and conditions set forth herein and, thereafter, through the earlier of such time as such Consent is obtained or notice is given and twelve (12) months following the Closing (or, if the Transferred Asset is a Contract, the remaining term of the Contract, if shorter), Purchaser shall use its commercially reasonable efforts to secure such Consent or give such notice as promptly as practicable after the Closing and Avaya shall provide or cause to be provided all necessary assistance to Purchaser (not including the giving of any consideration) reasonably requested by Purchaser to secure such Consent or give such notice, or cooperate in good faith with Purchaser (with each party being responsible for its own out of pocket expenses, but without requiring the payment of any amounts by any Seller to any party in order to obtain such party’s Consent and without any further consideration paid by Purchaser to any Seller, and it being understood that following the Closing, Purchaser will own any other Transferred Assets used with respect to such Transferred Asset (e.g., with respect to performance, if such Transferred Asset is a Contract)) in any lawful and commercially reasonable arrangement reasonably proposed by Purchaser under which (i) Purchaser shall obtain (without infringing upon the legal rights of such third party or violating any Law) the economic rights and benefits (net of the amount of any related Tax costs imposed on Sellers or their respective affiliates) under the Transferred Asset with respect to which the Consent has not been obtained and (ii) Purchaser shall assume any related economic burden (including the amount of any related Tax benefit obtained by Sellers or their respective affiliates) and obligation with respect to such Transferred Asset, including subcontracting, licensing, sublicensing, leasing or subleasing to Purchaser any or all of a Seller’s rights and obligations with respect to any such Transferred Asset. Upon satisfying any requisite Consent or notice requirement applicable to such Transferred Asset after the Closing, such Transferred Asset shall promptly be transferred and assigned to Purchaser in accordance with the terms of this Agreement. In connection with and without limiting the foregoing, for so long as a Business Contract of the type of clause (i)(A) of the definition thereof is not transferred to Purchaser, each party will use commercially reasonable efforts and cooperate in good faith with the other party to allow Purchaser to perform the services thereunder on Avaya’s behalf, in all cases, without infringing upon the legal rights of any third party or violating any Law and subject to the other terms of this Section 1.04, such that Sellers may provide delivery with respect to customer commitments thereunder and Purchaser shall obtain the economic rights and benefits under such Business Contract.

Section 1.05 Assumption of Liabilities; Retained Liabilities.

(a) Upon the terms and subject to the conditions of this Agreement, Purchaser shall assume, effective as of the Closing, and shall pay, perform and discharge when due, only the following Liabilities of each Seller and their respective subsidiaries (collectively, the “Assumed Liabilities”):

(i) all accounts payable Related to the Business that are not past due as of the Closing;

(ii) all Liabilities Related to the Business arising out of or relating to warranty, return, exchange, rebate and credit obligations in respect of services provided or products sold (whether current or non-current);

(iii) all Liabilities Related to the Business (other than accounts payable and Liabilities arising out of or relating to warranty, return, exchange, rebate and credit obligations, which are the subject of Section 1.05(a)(i) and Section 1.05(a)(ii), respectively) that are (x) reflected as specific current liabilities on the latest balance sheet included in the Current Financial Statements or (y) of the same type and nature as the Liabilities reflected as specific current liabilities on the latest balance sheet included in the Current Financial Statements and incurred in the ordinary course of business since October 1, 2016, in each case other than Liabilities arising out of, related to or with respect to (A) the employment or termination of or the compensation and benefits provided to any Employee (which is the subject of Section 1.05(a)(vii)), (B) any violation of Law or any Proceeding by or before any Governmental Entity, (C) any Taxes (which is the subject of Section 1.05(a)(ix)) or (D) any breach of this Agreement;

(iv) all Liabilities under the Transferred Contracts (A) arising after the Closing, (B) relating to customer or purchase orders and product or service delivery obligations outstanding as of the Closing for purchase orders received by Sellers prior to the Closing (including implementation projects that are in the process of being implemented as of the Closing) or (C) relating to deferred revenue of the Business; provided, however, that Purchaser shall not assume or agree to pay, discharge or perform any Liabilities of Avaya or any of its subsidiaries under or with respect to any Transferred Contracts arising out of any breach, misfeasance or under any other similar theory, to the extent relating to the conduct of Avaya or any of its subsidiaries prior to the Closing; provided further that Liabilities arising out of warranty, return, exchange, rebate and credit obligations shall be governed by Section 1.05(a)(ii);

(v) all Liabilities arising after the Closing under the Assumed Leases; provided, however, that Purchaser shall not assume or agree to pay, discharge or perform any Liabilities of Avaya or any of its subsidiaries under or with respect to any Transferred Contracts, including Liabilities arising out of any breach, misfeasance or under any other theory, to the extent relating to the conduct of Avaya or any of its subsidiaries prior to the Closing;

(vi) all Liabilities to the extent resulting from the conduct of the Business by Purchaser after the Closing;

(vii) all Liabilities assumed by Purchaser pursuant to Article VI (collectively, the “Assumed Benefits Obligations”) (provided that Purchaser shall not assume any Liabilities with respect to any Employee who is not a Transferred Employee);

(viii) all Liabilities in respect of deferred revenue of the Business included in the Deferred Revenue Amount (whether current or non-current); and

(ix) Transfer Taxes and Apportioned Obligations allocable to Purchaser in accordance with Section 10.01(b).

(b) The term “Retained Liabilities” means all other Liabilities of Avaya or any of its affiliates, including the following:

(i) all Liabilities of Avaya and its subsidiaries under this Agreement, the Schedules attached hereto and any other agreements entered into by Avaya and its subsidiaries in connection with the transactions contemplated by this Agreement;

(ii) all Liabilities of Avaya and its affiliates arising out of facts or circumstances in existence prior to the Closing Date and from or related to any breach, default, failure to perform, torts related to performance, violations of Law or Judgment, infringements or indemnities, guaranties and overcharges, underpayments or penalties, in each case, on the part of Avaya or any of its affiliates, whether arising under (A) any Contract, agreement, arrangement or understanding of any kind to which Avaya or any of its subsidiaries is a party prior to the Closing Date or (B) or any other theory of liability whatsoever, including any claims or penalties owing to, assessed by, or that may be owed to or assessed by, any Governmental Entity or other Person, against Avaya or any of its affiliates, including any Successor Liability Claims;

(iii) all Liabilities of Avaya and its subsidiaries arising from or related to (A) the operation or condition of the Transferred Assets prior to the Closing or (B) facts, actions, omissions, circumstances or conditions existing, occurring or accruing prior to the Closing, in each case of (A) and (B), other than those Liabilities set forth in Section 1.05(a);

(iv) all Liabilities of Avaya and any of its affiliates or any member of any consolidated, affiliated, combined or unitary group of which any of them is or has been a member for Taxes for any Tax period (including, for the avoidance of doubt, any such Taxes attributable to the transactions contemplated hereunder and any such Taxes asserted against Purchaser as a withholding Tax other than any such Taxes that are withholding Taxes arising by reason of Purchaser’s willful misconduct), and any Taxes attributable to the ownership of the Transferred Assets or the operation of the Business for any Pre-Closing Tax Period, including any Taxes which are not due or assessed until after the Closing Date but which are attributable to the Pre-Closing Tax Period; provided, however, that Transfer Taxes and Apportioned Obligations shall be apportioned in the manner set forth in Section 10.01(b);

(v) all Liabilities of Avaya or any of its affiliates relating to legal services, accounting services, financial advisory services, investment banking services or any other professional services performed in connection with this Agreement and any of the transactions contemplated hereby or otherwise on behalf of Avaya or its affiliates, and any pre-Petition or post-Petition Claims for such services, including any brokerage fees, commissions, finders or similar fees incurred by Avaya or any of its affiliates in connection with the transactions contemplated by this Agreement;

(vi) all Liabilities of Avaya or any of its affiliates related to Excluded Assets;

(vii) all accounts payable and other amounts payable of Avaya or any of its affiliates, other than those Liabilities set forth in Section 1.05(a);

(viii) all Liabilities expressly retained by Sellers pursuant to Article VI;

(ix) all Liabilities of Avaya and its subsidiaries for accounts payable to trade creditors, other than those Liabilities set forth in Section 1.05(a);

(x) all Liabilities arising out of, related to or in connection with the employment or service with or termination of employment or service of any Employee, consultant or other service provider of Avaya or any of its affiliates arising on or prior to the Closing, other than those Liabilities set forth in Section 1.05(a) and the Assumed Benefit Obligations;

(xi) all Liabilities of Avaya and its subsidiaries arising from or related to the operation of the Business or the Business’ products or services prior to the Closing Date, including any Liability relating to design or manufacturing defects and any warranty, product liability, safety and other Liability relating to any product sold or manufactured or services rendered by Avaya or any of its affiliates prior to the Closing, other than those Liabilities set forth in Section 1.05(a);

(xii) all Liabilities of Avaya or any of its affiliates arising under or pursuant to Environmental Laws, including with respect to any real property owned, operated, leased or otherwise used by Avaya or any of its affiliates, whether or not used in the Business, including any Liabilities for noncompliance with Environmental Laws or the release of Hazardous Materials on or prior to the Closing, whether known or unknown as of the Closing;

(xiii) all Liabilities arising from or related to any Claim, action, arbitration, audit, hearing, investigation, suit, litigation or other Proceeding (whether civil, criminal, administrative, investigative, or informal and whether pending or threatened or having any other status) against Avaya or any of its affiliates, or related to the Transferred Assets or the Assumed Liabilities, pending or threatened or with respect to facts, actions, omissions, circumstances or conditions existing, occurring or accruing prior to the Closing Date, including any Successor Liability Claims but excluding any Claims for which Purchaser may be responsible pursuant to Article VI;

(xiv) all Liabilities for fraud, breach of fiduciary duty, misfeasance or under any other theory relating to conduct, performance or non-performance of Avaya or any of its subsidiaries, or any of their respective directors, officers, or employees;

(xv) all Liabilities of Avaya or its subsidiaries to any equity holder, director, or officer of Avaya or its affiliates, including Claims for indemnity and similar rights;

(xvi) all Liabilities of Avaya or its subsidiaries arising from state or bankruptcy Law theories of recovery, including fraudulent transfer;

(xvii) all Liabilities relating to any breach by Avaya or its subsidiaries of this Agreement or the Ancillary Agreements;

(xviii) all Liabilities arising out of or under any of the Retention Agreements;

(xix) all Liabilities in respect of Indebtedness; and

(xx) other than the Assumed Benefits Obligations, all Liabilities in respect of pension and other employment, equity, severance, retention, bonus, benefit or any similar plan, arrangement or agreements of Avaya and its subsidiaries;

provided that in the event of any conflict between the terms of Section 1.05(a) and this Section 1.05(b), the terms of Section 1.05(a) will control.

Section 1.06 Assumption and Assignment of Contracts.

(a) As soon as reasonably practicable, but in any event within twenty (20) Business Days, from the date hereof, Avaya shall deliver Section 1.06(a) of the Disclosure Schedule to Purchaser, which shall contain with respect to each Transferred Contract and Assumed Lease as of the date hereof, Avaya’s good-faith estimate of the amount of Cure Payments with respect to each such Contract determined as of a date between the date hereof and the date of delivery of such schedule. Prior to the Sale Hearing, Avaya shall commence appropriate Proceedings before the Bankruptcy Court and otherwise take all reasonably necessary actions in order to determine Cure Payments with respect to any Transferred Contract or Assumed Lease entered into prior to the Petition Date. Notwithstanding the foregoing, at any time and from time to time prior to the Bid Deadline, Purchaser may identify any Transferred Contract as one that Purchaser no longer desires to have assigned to it in accordance with Section 1.07.

(b) At the Closing, Avaya and its subsidiaries shall assign to Purchaser the Transferred Contracts and Assumed Leases, in each case (unless such subsidiary is not a Debtor in the Bankruptcy Cases) pursuant to Section 365 of the Bankruptcy Code and the Sale Order, subject to provision by Purchaser of adequate assurance as may be required under Section 365 of the Bankruptcy Code and payment by Purchaser of the Cure Payments in respect of Transferred Contracts and Assumed Leases pursuant to and in accordance with Section 365 of the Bankruptcy Code and the Sale Order.

Section 1.07 Additional and Eliminated Transferred Contracts. Notwithstanding anything in this Agreement to the contrary, Purchaser may, from time to time and in its sole and absolute discretion, upon written notice to Avaya, amend or revise Section 11.05(b)(xii) of the Disclosure Schedule in order to eliminate any Contract from Section 11.05(b)(xii) (other than Contracts underlying Liabilities to be assumed pursuant to Section 1.05(a)(viii) and any Business Contracts) of the Disclosure Schedule or to add any Contract (other than any Lease, Mixed-Use Contract or Retained Mixed-Use Contract) that is Related to the Business to which Avaya or any of its subsidiaries is a party up to the Bid Deadline. Automatically upon the addition of any Contract to Section 11.05(b)(xii) of the Disclosure Schedule by Purchaser in accordance with the previous sentence, it shall be a Transferred Contract for all purposes of this Agreement. Automatically upon the deletion of any Contract from Section 11.05(b)(xii) of the Disclosure Schedule by Purchaser in accordance with the first sentence of this Section 1.07 (any such deleted Contract, an “Eliminated Agreement”), it shall be an Excluded Asset for all purposes of this Agreement, and no Liabilities arising thereunder or relating thereto shall be assumed by Purchaser or any of its affiliates or be the obligation, Liability or responsibility of Purchaser or any of its affiliates, in each case, until and unless such time, if any, as Purchaser restores such Eliminated Agreement to Section 11.05(b)(xii) of the Disclosure Schedule in accordance with the first sentence of Section 1.07. If any Contract is added to the list of Transferred Contracts, then Avaya shall, and shall cause its affiliates to, take such steps as are reasonably necessary, to cause such Contract to be assumed and assigned to Purchaser as promptly as possible at or following the Closing, including payment of all Cure Payments, and Purchaser shall, and shall cause its affiliates to, take such steps as are reasonably necessary to cause such Contract to be assumed and assigned to Purchaser as promptly as possible at or following the Closing.

ARTICLE II

CLOSING

Section  2.01 Closing. Subject to the terms and conditions of this Agreement, the closing of the Acquisition (the “Closing”) shall take place (i) by electronic exchange of documents (or, if the parties agree to hold a physical closing, at the offices of Kirkland & Ellis LLP, 300 North LaSalle, Chicago, Illinois 60654, United States), at 8:00 a.m. Chicago time no later than the third Business Day following the date on which there first occurs the satisfaction (or, to the extent permitted, the waiver) of the conditions set forth in Article VII (other than any condition which by its nature is to be satisfied at the Closing, but subject to satisfaction or waiver of all such conditions) or (ii) at such other place, time and date as may be mutually agreed in writing by Avaya and Purchaser. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”. The Closing shall be deemed to be effective as of 12:01 a.m., Pacific time, on the Closing Date.

Section  2.02 Transactions To Be Effected at the Closing.

(a) Except as provided in Section 2.04, at the Closing, Avaya shall, or shall cause its relevant subsidiaries to (as applicable), deliver or cause to be delivered to Purchaser (i) a duly executed bill of sale substantially in the form attached hereto as Exhibit A (“Bill of Sale”), (ii) a duly executed counterpart to the assignment and assumption agreement substantially in the form attached hereto as Exhibit B (“Assignment and Assumption Agreement”), (iii) a duly executed patent assignment substantially in the form attached hereto as Exhibit C (“Patent Assignment”), (iv) a duly executed trademark assignment substantially in the form attached as Exhibit D (“Trademark Assignment”), (v) a duly executed counterpart to the Sublease regarding the Ottawa Assumed Lease substantially in the form attached as Exhibit E (the “Sublease”), (vi) a duly executed domain name assignment substantially in the form attached hereto as Exhibit F (“Domain Name Assignment”); (vii) a duly executed counterpart to the Transition Services Agreement substantially in the form attached hereto as Exhibit G (subject to Section 5.21) (“Transition Services Agreement”); (viii) a duly executed counterpart to the Intellectual Property License Agreement substantially in the form attached hereto as Exhibit H (“Intellectual Property License Agreement”); (ix) a duly executed counterpart to the Reseller Agreement substantially in the form attached hereto as Exhibit N (“Reseller Agreement”); and (x) a duly executed counterpart to a notice to the Escrow Agent, pursuant to the Escrow Agreement, of the date of Closing Date.

(b) Not less than two (2) Business Days prior to the anticipated Closing Date, Avaya shall deliver to Purchaser a written statement (the “Estimate Report”), certified on behalf of Avaya by its Chief Financial Officer, setting forth Avaya’s good faith calculation in reasonable detail of its estimates of Net Working Capital (“Estimated Net Working Capital”), the Deferred Revenue Cost Amount (“Estimated Deferred Revenue Cost Amount”), the Assumed Pension Amount (“Estimated Pension Amount”) and the Adjustment Amount (“Estimated Adjustment Amount”), which estimates shall (absent manifest error) be used to determine the amount to be paid to Purchaser at the Closing. The Estimate Report shall be prepared using the Accounting Principles in accordance with the definitions of the foregoing components of the Adjustment Amount and include reasonably detailed information appropriate to support such calculation. At the Closing, Purchaser shall deliver (i) to Avaya or one or more of its subsidiaries as designated by Avaya, payment, by wire transfer of immediately available funds to one or more accounts designated in writing by Avaya (any such designations to be made in writing at least two (2) Business Days prior to the Closing Date), of an aggregate amount equal to (A) the Purchase Price, minus (B) the Indemnity Escrow Amount, plus or minus (as applicable) (C) the Estimated Adjustment Amount, minus (D) the Deposit (such result, the “Closing Date Payment”), (ii) to Sellers, as applicable, (A) a duly executed counterpart to the Bill of Sale, (B) a duly executed counterpart to the Assignment and Assumption Agreement, (C) a duly executed counterpart to the Patent Assignment, (D) a duly executed counterpart to the Trademark Assignment, (E) a duly executed counterpart to the Domain Name Assignment (F) a duly executed counterpart to the Transition Services Agreement (subject to Section 5.21), (G) a duly executed counterpart to the Intellectual Property License Agreement, (H) a duly executed counterpart to the Reseller Agreement, (I) a duly executed counterpart to a notice to the Escrow Agent, pursuant to the Escrow Agreement, of the date of Closing Date and (J) a duly executed counterpart to the Sublease, and (iii) to the Escrow Agent, by wire transfer of immediately available funds for deposit into a separate escrow account to be held in accordance with the terms of this Agreement and the Escrow Agreement, the Indemnity Escrow Amount (such escrow account, the “Indemnity Escrow Account”).

Section 2.03 Post-Closing Adjustment.

(a) Closing Statement. Within 90 days after the Closing Date, Purchaser shall prepare and deliver to Avaya a statement (the “Closing Statement”), certified on behalf of Purchaser by its Chief Financial Officer setting forth Purchaser’s good faith calculation of Net Working Capital, the Deferred Revenue Cost Amount, the Assumed Pension Amount and the Adjustment Amount. The Closing Statement shall be prepared using the Accounting Principles in accordance with the definitions of the foregoing components of the Adjustment Amount and include reasonably detailed information appropriate to support such calculation. If the Closing Statement is not delivered to Avaya within 90 days after the Closing Date, then Avaya will have the right to elect that Avaya’s estimates from the Estimate Report will constitute the amounts for the Adjusted Closing Date Payment and will be final, conclusive and binding upon, and non-appealable by, the parties hereto.

(b) Objections; Resolution of Disputes.

(i) Unless Avaya notifies Purchaser in writing, within 45 days (such 45-day period, the “Objection Period”) after the earlier of (A) Purchaser’s delivery of the Closing Statement and (B) the expiration of the 90 day period contemplated by Section 2.03(a), of any objection to the computation of the Adjustment Amount set forth therein (or, if the Closing Statement was not delivered in accordance with Section 2.03(a), any objection to computation of the Adjustment Amount set forth in the Estimate Report) (a “Notice of Objection”), the Closing Statement (or the Estimate Report, as applicable) shall become final and binding. During the Objection Period and for purposes of Avaya’s review of the Closing Statement, if any, and preparation of any Notice of Objection, Purchaser shall permit Avaya and its Representatives to review the working papers of Purchaser and its accountants relating to the Closing Statement (subject to Section 5.02(a)) and, at Avaya’s request, shall provide Avaya and its Representatives (Y) any information relating to the Business reasonably requested and (Z) reasonable access during normal business hours to the personnel, properties, books and records of and relating to the Business. Any Notice of Objection shall specify the basis for the objections set forth therein in reasonable detail.

(ii) If Avaya provides the Notice of Objection to Purchaser within the Objection Period, Purchaser and Avaya shall, during the 30-day period following Purchaser’s receipt of the Notice of Objection (such 30-day period, the “Resolution Period”), attempt in good faith to resolve Avaya’s objections. During the Resolution Period, Purchaser and its Representatives shall be permitted to review the working papers of Avaya and its accountants relating to the Notice of Objection and the basis therefor (subject to Section 5.02(a)) and, at Purchaser’s request, shall provide Purchaser and its Representatives (Y) any information relating to the Business reasonably requested and (Z) reasonable access during normal business hours to the personnel, properties, books and records of and relating to the Business. If Purchaser and Avaya are unable to resolve all such objections within the Resolution Period (or such longer period as they may mutually agree), the matters remaining in dispute shall be submitted to AlixPartners (or, if such firm declines or is unable to act, to another nationally recognized independent accounting firm mutually agreed upon by Purchaser and Avaya (such agreed firm being the “Independent Expert”)). The Independent Expert shall be engaged within 20 days following expiration of the Resolution Period pursuant to an engagement letter, in customary form, among Purchaser, Avaya and the Independent Expert. The Independent Expert shall be instructed, pursuant to such engagement letter, to resolve only those matters set forth in the Notice of Objection remaining in dispute based solely on the written submissions of the parties and not to otherwise investigate any matter independently. Purchaser and Avaya each agree to use commercially reasonable efforts to furnish to the Independent Expert access to such individuals and such information, books and records as may be reasonably required by the Independent Expert to make its final determination. Purchaser and Avaya shall also instruct the Independent Expert to render its final written decision as promptly as practicable but in no event later than 30 days from the date that information related to the unresolved objections was first presented to the Independent Expert by Purchaser and Avaya. With respect to each disputed line item, such decision shall not be in excess of the higher, nor less than the lower, of the amounts advocated by Purchaser in the Closing Statement (or, if the Closing Statement was not delivered in accordance with Section 2.03(a), in the Estimate Report) or Avaya with respect to such disputed line item. The resolution of disputed items by the Independent Expert shall be final and binding on the parties, and the determination of the Independent Expert shall constitute an arbitral award that is final, binding and non-appealable and upon which a judgment may be entered by a court having jurisdiction thereover. Each party will bear its own costs and expenses in connection with the resolution of such disputed items by the Independent Expert, and the fees and expenses of the Independent Expert incurred pursuant to this Section 2.03(b) shall be borne by Purchaser, on the one hand, and Avaya, on the other hand, as determined by the Independent Expert based on the inverse of the percentage that the Independent Expert’s determination (before such allocation) bears to the total amount of the disputed items. For purposes of illustration only, if the disputed items are $100 and if the final written determination of the Independent Expert states that $80 of the disputed items are resolved in Purchaser’s favor and $20 of the disputed items are resolved in Avaya’s favor, Purchaser would bear twenty percent (20%) of the Independent Expert’s fees and expenses, on the one hand, and Avaya would bear eighty percent (80%) of such fees and expenses, on the other hand.

(c) Adjustment Payment. When used hereunder, the “Adjusted Closing Date Payment” means an aggregate amount equal to (i) the Purchase Price, plus or minus (as applicable), (ii) the Adjustment Amount, as finally determined pursuant to Section 2.03(b). Within five (5) Business Days after the Adjustment Amount has been finally determined in accordance with Section 2.03(b), (A) if the Closing Date Payment is less than the Adjusted Closing Date Payment, Purchaser shall pay to Avaya, or one or more of its subsidiaries as designated by Avaya, the entire amount of such shortfall, by wire transfer of immediately available funds to an account or accounts designated in writing by Avaya to Purchaser and (B) if the Closing Date Payment is greater than the Adjusted Closing Date Payment, Avaya shall pay to Purchaser the entire amount of such excess, by wire transfer of immediately available funds to an account designated by Purchaser to Avaya. Any required payment made pursuant to this Section 2.03(c) will be deemed to be an adjustment to the Purchase Price for all applicable Tax purposes unless and to the extent a final determination of a Taxing Authority requires otherwise.

Section 2.04 Deferred Closing.

(a) Notwithstanding anything to the contrary contained in this Agreement, the conveyance, assignment, transfer, delivery and acceptance of the Transferred Assets (the “Deferred Assets”) located in certain jurisdictions located outside the United States (such jurisdictions, as may be agreed upon in writing by the parties after the date of this Agreement, the “Deferred Closing Countries”), and the assumption of the Assumed Liabilities (the “Deferred Liabilities”) relating to the Business conducted in the Deferred Closing Countries or relating to such Deferred Assets may but shall not be required to occur on the Closing Date.

(b) The conveyance, assignment, transfer, delivery and acceptance of the Deferred Assets, and the assumption of the Deferred Liabilities with respect to a Deferred Closing Country shall, if reasonably practicable, take place at the Closing or otherwise as promptly as reasonably practicable thereafter (but in any event on a date not more than six (6) months after the Closing Date) that is a calendar month-end for the relevant Seller(s), or such other date as Avaya and Purchaser may mutually agree in writing (each such closing, a “Deferred Closing”) to be held at such place as Avaya and Purchaser may agree in writing (each day on which a Deferred Closing takes place, being a “Deferred Closing Date”). From and after the Closing, and until the applicable Deferred Closing Date, the Business conducted in the Deferred Closing Countries shall be held for Purchaser’s benefit and account and shall be managed and operated by the applicable Seller for Purchaser’s benefit and account, with all gains, income, losses, Liabilities, Taxes or other items generated thereby to be for Purchaser’s account and borne by Purchaser, in each case, as if the transfer of the Deferred Assets and Deferred Liabilities had occurred at the Closing in accordance with and subject to the terms of this Agreement.

(c) Subject to Section 5.04, at each Deferred Closing, Avaya and Purchaser shall, and shall cause their respective subsidiaries to, execute and deliver a short-form acquisition agreement (the “Foreign Acquisition Agreements”) in such form as may be necessary to satisfy the requirements of applicable local Law and as may otherwise be reasonably agreed upon by Avaya and Purchaser, including regarding employees and employee benefit matters in order to adapt such agreement to the particular circumstances of the relevant entity, asset or Liability and country and such other documents and instruments as may be reasonably necessary to transfer the Deferred Assets and Deferred Liabilities in such Deferred Closing Country; provided in each case that the Foreign Acquisition Agreements and such other documents and instruments shall serve purely to effect and make enforceable vis-à-vis third parties the transfer of the legal and beneficial title to the applicable Deferred Asset or Deferred Liability and shall not require Avaya or any of its subsidiaries to make any additional representations, warranties or covenants, express or implied, not contained in this Agreement.

(d) The parties acknowledge that the portion of the Purchase Price allocable to any Deferred Closing Country as agreed to by the parties (each a “Deferred Closing Country Amount”) shall have been paid on the Closing Date. In the event that a local payment of some or all of the relevant Deferred Closing Country Amount is required in a particular jurisdiction, on the Deferred Closing Date for a Deferred Closing Country, Purchaser shall cause the applicable designee of Purchaser to pay an amount equal to the required local payment to the applicable Seller on the Deferred Closing Date by wire transfer of immediately available funds to the applicable Seller’s local bank account to be designated by Avaya in a written notice to Purchaser at least five (5) Business Days before such Deferred Closing. Within five (5) Business Days following the Deferred Closing Date, Avaya shall reimburse, or cause to be reimbursed, to Purchaser an amount equal to the relevant required local payment converted to U.S. dollars at the exchange rate published by the Wall Street Journal, United States Edition, on the applicable Deferred Closing Date (or if the Wall Street Journal is not published on such date, the first date thereafter on which the Wall Street Journal is published), by wire transfer of immediately available funds to the bank account to be designated by Purchaser in a written notice to Avaya at least five (5) Business Days before such Deferred Closing.

Section 2.05 Withholding. Purchaser shall be entitled to deduct and withhold any Taxes it is required to deduct and withhold pursuant to the Code or any provision of state, local or non-U.S. Tax law with respect to any payment hereunder. Any amounts so withheld and remitted to the appropriate Taxing Authority shall, for all purposes of this Agreement, be treated as having been paid to the Person in respect of whom such withholding was made; provided that, if Purchaser intends to deduct or withhold any such amounts otherwise payable pursuant to this Agreement, Purchaser shall notify Avaya in writing of Purchaser’s intention to deduct and withhold such amounts and the reason therefore as soon as reasonably practicable prior to the date such payment is to be made, and the parties shall use commercially reasonable efforts and cooperate in good faith to eliminate or reduce any such withholding obligation (including by obtaining any applicable treaty relief); provided further that, if Purchaser does deduct and withhold any such amounts, Purchaser shall, as soon as practicable after any payment of any such amounts to the relevant Taxing Authority, deliver to Avaya the original or a certified copy of a receipt issued by the relevant Taxing Authority evidencing such payment and any withholding tax certificates or forms in respect of such amounts and any other form or other information that could aid in the recovery of any such amounts in a form reasonably satisfactory to Avaya.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF AVAYA

Except as set forth in the disclosure schedules (the “Disclosure Schedule”) (each of which have been arranged in separately titled sections corresponding to the Sections of this Article III but subject in each case to Section 11.05(a)), Avaya hereby represents and warrants to Purchaser as follows.

Section 3.01 Organization and Standing. Each Seller is a legal entity duly organized, validly existing and, where applicable, in good standing under the Laws of the jurisdiction of its organization or incorporation. Each Seller has the requisite corporate (or similar organizational) power and authority to enable it to own, operate, lease or otherwise hold the Transferred Assets owned, leased or otherwise held by it, and to conduct the Business as currently conducted by it. Each Seller is qualified to do business in each jurisdiction in which the ownership of the Transferred Assets or the operation of the Business by such Seller as now being conducted makes such qualification necessary, except to the extent the failure to be so qualified would not have a Material Adverse Effect.

Section 3.02 Authority; Execution and Delivery; Enforceability. Subject to Bankruptcy Court approval and entry of the Bidding Procedures and Sale Orders, each of Avaya and its applicable subsidiaries has the requisite corporate (or similar organizational) power and authority to execute and deliver this Agreement and the other agreements and instruments to be executed and delivered by it in connection with this Agreement (the “Ancillary Agreements”) to which it will be a party and to consummate the transactions contemplated to be consummated by it by this Agreement and such Ancillary Agreements. Subject to Bankruptcy Court approval and entry of the Bidding Procedures and Sale Orders, each of Avaya and its applicable subsidiaries has taken all corporate (or similar organizational) action and no other corporate (or similar organizational) proceedings on the part of Avaya or any of its subsidiaries are required to authorize the execution and delivery of this Agreement and the Ancillary Agreements to which it will be a party and to authorize the consummation of the transactions contemplated to be consummated by it by this Agreement and such Ancillary Agreements. Each of Avaya and its applicable subsidiaries has duly executed and delivered this Agreement and, at or prior to Closing, will have duly executed and delivered each Ancillary Agreement to which it will be a party, and (assuming the due authorization, execution and delivery by Purchaser and subject to Bankruptcy Court approval and entry of the Bidding Procedures and the Sale Order) this Agreement constitutes, and each Ancillary Agreement to which it will be a party will, after the Closing (assuming the due authorization, execution and delivery by the other parties thereto and subject to Bankruptcy Court approval and entry of the Bidding Procedures and the Sale Order), constitute, its legal, valid and binding obligation, enforceable against it in accordance with its terms subject, as to enforcement, to applicable bankruptcy, insolvency, moratorium, reorganization, fraudulent conveyance or similar Laws affecting the enforcement of creditors’ rights generally and to general equitable principles (whether considered in a proceeding in equity or at law) (the “Enforceability Exceptions”).

Section 3.03 Non-Contravention and Approvals.

(a) Subject to Bankruptcy Court approval and entry of the Bidding Procedures and the Sale Order, the execution, delivery and performance by Avaya of this Agreement does not, and neither the execution, delivery and performance by each of Avaya and its applicable subsidiaries of each Ancillary Agreement to which it will be a party nor the consummation by each Seller of the transactions contemplated to be consummated by it by this Agreement and such Ancillary Agreements will, (i) conflict with or violate its certificate of incorporation or bylaws (or similar organizational documents), (ii) result in any breach of or constitute a default under any Material Contract, (iii) conflict with or violate any judgment, order or decree (“Judgment”) or federal, national, supranational, state, provincial or local or administrative statute, law, ordinance, rule, code or regulation (“Law”) applicable to such Person (including any Data Protection Laws), any of the Transferred Assets or the Business or (iv) result in the creation of any Lien (other than Permitted Liens) upon any of the Transferred Assets, except as set forth on Section 3.03(a) of the Disclosure Schedule and except, in the case of clauses (ii), (iii) and (iv), any such items that would not reasonably be expected to (X) be material, individually or in the aggregate, to the Business, (Y) result in Liability to the Purchaser or (Z) to prevent or materially delay the ability of the Sellers to consummate the transactions contemplated hereby.

(b) Subject to Bankruptcy Court approval and entry of the Bidding Procedures and Sale Orders, no consent, approval, waiver, Permit, license or authorization (“Consent”) of, or registration, declaration or filing with, any federal, national, supranational, state, provincial, local or foreign court of competent jurisdiction, governmental or quasi-governmental agency, authority, instrumentality or regulatory body (a “Governmental Entity”) is required to be obtained or made by Avaya or any of its subsidiaries in connection with the execution, delivery and performance of this Agreement and the Ancillary Agreements to which they will be a party or the consummation of the Acquisition, other than (i) compliance with and filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), (ii) compliance with and filings, notifications and approvals under any applicable foreign antitrust, competition, or trade regulation Law (“Foreign Merger Control Laws”), (iii) those that may be required solely by reason of Purchaser’s (as opposed to any other third party’s) participation in the Acquisition and the other transactions contemplated by this Agreement and by the Ancillary Agreements, (iv) those set forth in Section 3.03(b) of the Disclosure Schedule and (v) those the failure of which to obtain or make would not reasonably be expected to be material, individually or in the aggregate, to the Business or prevent or materially impede, interfere with or hinder the consummation of the Acquisition.

Section 3.04 Financial Statements.

(a) Attached to Section 3.04 of the Disclosure Schedule are the unaudited balance sheet of the Business and statement of income for the fiscal years ended September 30, 2016 and September 30, 2015 (the “Current Financial Statements”). The Current Financial Statements, and when delivered in accordance with Section 5.11, the Audited Financial Statements shall, present fairly in all material respects the financial position and results of operations of the Business as of the times and for periods referred to therein. The Current Financial Statements, and when delivered in accordance with Section 5.11, the Audited Financial Statements shall, have been derived from the books and records of Avaya used in the preparation of the audited consolidated financial statements of Avaya, using the same accounting methods, historical policies, practices, principles and procedures with consistent classifications and estimation methodologies, except for the accounting of certain revenue, assets, liabilities and expenses of the Business that has been prepared using the Allocation Principles. Notwithstanding the foregoing sentence, the Current Financial Statements, and when delivered in accordance with Section 5.11, the Audited Financial Statements shall, (i) include allocations of certain revenue, assets, liabilities and expenses of Avaya and its subsidiaries attributable to the Business in accordance with the Allocation Principles (as reasonably determined by Avaya) and thus the Audited Financial Statements and the Current Financial Statements may not necessarily reflect what the financial position and results of operation of the Business would have been had the Business operated independently of Avaya as of the dates or for the periods presented, (ii) in the case of the Current Financial Statements, not include year-end audit adjustments and the notes thereto (which will not be, individually or in the aggregate, material) and not include the impact of accounting for income Taxes and (iii) include the GSMB business unit, the Avaya Private Cloud Services managed service offering business and the networking business in the Excluded Jurisdictions, none of which are included in the Business.

(b) Since January 1, 2014, the books of account and other financial records of Avaya and its affiliates relating to the Business have been kept accurately in the ordinary course of business consistent with past practice and applicable Laws, the transactions entered therein represent bona fide transactions, and the revenues, expenses, assets and liabilities of the Business have been properly recorded in accordance with the Accounting Principles and the Allocation Principles, in each case, in all material respects. Avaya has established and maintain a system of internal accounting controls with respect to the Business sufficient to provide reasonable assurances that (i) transactions, receipts and expenditures of the Business are being executed and recorded timely, (ii) transactions are recorded as necessary (A) to permit preparation of financial statements in conformity with GAAP and (B) to maintain accountability for assets, (iii) the amount recorded for assets on the books and records of Avaya and its subsidiaries are compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences and (iv) accounts, notes and other receivables and inventory are not recorded materially inaccurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis. Since September 30, 2016, there has been no material change in any accounting controls, policies, principles, methods or practices, including any material change with respect to reserves (whether for bad debts, contingent liabilities or otherwise), of Avaya and its subsidiaries with respect to the Business, except to the extent required by the Accounting Principles as a result of the Bankruptcy Cases.

(c) Subject to the Allocation Principles, all of the accounts receivable, whether billed or unbilled, of the Business reflected in the latest balance sheet in the Current Financial Statements represent bona fide and valid obligations arising from sales actually made or services actually performed in the ordinary course of business, and are carried at values determined in accordance with the Accounting Principles. Other than in the ordinary course of business, there is no contest or claim under any Contract with any obligor of any receivable related to the amount or validity of such receivable.

Section 3.05 Absence of Certain Changes. From September 30, 2016 until the date hereof, (a) there has not been any event, occurrence or development that has had a Material Adverse Effect and (b) except for the solicitation of, discussions and negotiations with, presentations and provision of other diligence to and similar engagement with other potential bidders for the

Business, the negotiation and execution of this Agreement, the preparation and commencement of the Bankruptcy Cases and Debtors’ debtor-in-possession financing in the Bankruptcy Cases or as otherwise set forth in Section 3.05 of the Disclosure Schedule, neither Avaya nor any of its subsidiaries has taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Section 5.01.

Section 3.06 Title to Assets; Condition of Assets.

(a) Subject to Bankruptcy Court approval, entry of the Bidding Procedures and Sale Orders and assumption by Avaya or its applicable subsidiary of the Transferred Contracts and Assumed Leases in accordance with applicable Law (including satisfaction of any applicable Cure Payments), Avaya and its subsidiaries, taken together, have, and as of the Closing will have, good and valid title to, or a valid leasehold interest in, all Transferred Assets, including those assets reflected on the latest balance sheet included in the Current Financial Statements (other than Inventory sold in the ordinary course of business), in each case free and clear of all Liens, except for (i) such Liens as are set forth in Section 3.06(a)(i) of the Disclosure Schedule, (ii) mechanics’, carriers’, workmen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business for amounts which are not delinquent, (iii) Liens arising under original purchase price conditional sales Contracts and equipment leases with third parties entered into in the ordinary course of business, (iv) Liens for Taxes or other amounts due to Governmental Entities that are not due and payable or being contested in good faith and set forth in Section 3.06(a)(iv) of the Disclosure Schedule, (v) recorded or unrecorded easements, covenants, restrictions, rights-of-way, zoning, building restrictions and other similar matters, (vi) non-exclusive licenses of Intellectual Property, (vii) other imperfections of title, licenses or Liens, if any, which do not materially detract from the value of any of the property, rights or assets included in the Transferred Assets or materially impair or interfere with the continued use and operation of any such assets and (viii) Liens that will be released by the Sale Order (the Liens described in clauses (ii) through (viii) above are referred to herein, collectively, as “Permitted Liens”).

(b) All of the tangible Transferred Assets (including the Furniture and Equipment located at the Assumed Lease Real Property) are in operating condition and repair (normal wear and tear excepted) in all material respects sufficient for the purposes for which they are currently used.

(c) Except as set forth on Section 3.06(c) of the Disclosure Schedule, the Inventory: (i) are in good, merchantable and useable condition; (ii) have not been consigned to any third party; (iii) are at facilities either owned or leased by Avaya or its subsidiaries or are located at a facility of a third party provider or a manufacturer engaged by Avaya or its subsidiaries under a Transferred Contract or a Mixed-Use Contract (other than in the case of Delta Networks, Inc. (see Section 3.09(b) of the Disclosure Schedule)) or in transit to (A) a facility either owned or leased by Avaya or its subsidiaries or by such third party or manufacturer or (B) a customer (including resellers, distributers and channel partners); and (iv) are, in the case of finished goods, of a quality and quantity saleable or useable in the ordinary course of business and, in the case of all other inventories, of a quality and quantity useable in the ordinary course of business.

Section 3.07 Real Property. Avaya and its subsidiaries do not own in fee any real property that is used primarily in the operation or conduct of the Business. Section 3.07 of the Disclosure Schedule sets forth all real property and interests in real property leased by Avaya or any of its subsidiaries and Related to the Business or that is otherwise governed by an Assumed Lease (each, a “Leased Property”), together with a complete list, as of the date of this Agreement, of all Contracts, in each case as amended, modified and supplemented to date (each, a “Lease”), pursuant to which Avaya or any of its subsidiaries leases, subleases, licenses or otherwise uses or occupies (whether as landlord, tenant, subtenant or pursuant to any other occupancy arrangement) any Leased Property. Subject to Bankruptcy Court approval, entry of the Bidding Procedures and Sale Orders and assumption by the applicable Seller of the applicable Lease in accordance with applicable Law (including satisfaction of any applicable Cure Payments), Sellers or their respective subsidiaries, collectively, have valid leasehold estates or, as the case may be, valid leasehold interests, in all Leased Property. There are no licenses, subleases, occupancy or similar agreements to which Avaya or any of its subsidiaries is a party as sublandlord or licensor, relating to or affecting the Leased Property. (i) There are no physical conditions or defects on any part of the Leased Property which would materially impair or would be reasonably expected to materially impair the continued operation of the Business as presently conducted at each such property and (ii) the Leased Properties are in condition suitable for the Business as currently conducted, and the Business’s current use of any such Leased Property does not violate any local zoning or similar land use Laws or governmental regulations which violation, individually or in the aggregate, has had or could reasonably be expected to adversely affect in any material respect the operations of the Business. Neither Avaya nor any of its subsidiaries is in violation of or in noncompliance with any covenant, condition, restriction, order or easement affecting any such Leased Property except where such violation or noncompliance, individually or in the aggregate, has not had or would not reasonably be expected to have an adverse effect in any material respect on the occupancy of such Leased Property or the operations of the Business. Avaya has not received written notice of any pending, nor, to the Knowledge of Sellers, is there any threatened, condemnation or similar Proceeding affecting any Leased Property that has had or could reasonably be expected to adversely affect in any material respect the occupancy of such Leased Property or the operations of the Business.

Section 3.08 Intellectual Property.

(a) Section 3.08(a) of the Disclosure Schedule sets forth, as of the date hereof, all unexpired patents, all unexpired trademark registrations, all unexpired copyright registrations, all unexpired domain name registrations, and all pending applications for issuance or registration of any of the foregoing, in each case, that are included in the Transferred Assets (the “Transferred Registered Intellectual Property”), including for each such item (i) the record owner of such item, (ii) the jurisdiction in which such item is issued, registered or pending and (iii) the issuance, registration or application date and number of such item. The Transferred Registered Intellectual Property is subsisting, in effect and has not expired or been abandoned, and, to the Knowledge of Seller, is valid, and maintenance and prosecution fees relating thereto that are or were due as of or prior to the date hereof have been paid. A Seller or one of its subsidiaries, as applicable, is the sole and exclusive owner of (or owns jointly with another Seller or one of its subsidiaries) all right, title and interest in and to the Transferred Registered Intellectual Property and the Transferred Intellectual Property, free and clear of all Liens, other than Permitted Liens.

(b) Except (i) as set forth in Section 3.08(b) of the Disclosure Schedule or (ii) as would not, individually or in the aggregate, reasonably be expected to result in any material Liability to the Business or Purchaser, (A) none of (1) any Technology in the Transferred Intellectual Property, (2) Business Products nor (3) the operation and conduct of the Business by each Seller and its subsidiaries (x) infringes, misappropriates, dilutes or otherwise violates, and have not infringed, misappropriated, diluted or otherwise violated, any Intellectual Property (other than Patents) of any third party or (y) to the Knowledge of Seller, infringes, and has not infringed, any Patents of any third party and (B) no Proceedings are pending or, to the Knowledge of Sellers, threatened against any Seller or any of its subsidiaries by any third party and Sellers have not, since January 1, 2014, received any written notice from a third party (1) claiming infringement, misappropriation, dilution or other violation of Intellectual Property owned by such third party in connection with the conduct of the Business as currently conducted or as previously conducted, (2) asserting the invalidity or unenforceability of, or challenging any Seller’s or any of its subsidiaries’ ownership or use of, any Transferred Intellectual Property or Sellers Licensed Intellectual Property or (3) inviting any Seller or any of its subsidiaries to take a license under any Intellectual Property of a third party or consider the applicability of any Intellectual Property of a third party to the conduct of the Business. To the Knowledge of Sellers, no third party is infringing, misappropriating, diluting or otherwise violating any Transferred Intellectual Property.

(c) The Sellers and their subsidiaries have taken commercially reasonable steps to protect the confidentiality of any confidential and proprietary information, including trade secrets, included in the Transferred Intellectual Property. Each employee and contractor of each Seller and each of its subsidiaries that has created, developed or improved any Transferred Intellectual Property that is material to the Business has entered into a written non-disclosure and invention assignment agreement whereby such employee and contractor assign all of their right, title and interest in and to such Transferred Intellectual Property to such Seller or the applicable subsidiary of such Seller.

(d) Except as set forth in Section 3.08(d) of the Disclosure Schedule, no Person who has licensed to any Seller or any of its subsidiaries any Intellectual Property or Technology, in each case that is material to the Business, has ownership rights, or has the right to grant third parties licenses, to any derivative works or improvements of such Intellectual Property or Technology made by or on behalf of such Seller or any of its subsidiaries.

(e) No funding of any Governmental Entity was used, directly or indirectly, to develop or create, in whole or in part, any Transferred Intellectual Property that is material to the Business.

(f) Except as set forth in Section 3.08(f) of the Disclosure Schedule, no Seller nor any subsidiary of any Seller is or was a member or promoter of, or a contributor to, any industry standards body or similar organization that could compel Avaya or any of its subsidiaries to grant or offer to any third party any license or right to any Transferred Intellectual Property that is material to the Business.

(g) A Seller or one of its subsidiaries owns or possesses sufficient rights in or to the Sellers Licensed Intellectual Property to grant Purchaser the rights set forth in the Intellectual Property License Agreement. Avaya has all necessary right and license from its subsidiaries to grant licenses on behalf of each such subsidiary as set forth in the Intellectual Property License Agreement.

(h) To the Knowledge of Sellers, none of the Business Products (other than the Legacy Business Products) (i) contains any bug, defect, or error that materially and adversely affects the use, functionality, or performance of such Business Product when used in accordance with its specifications and applicable documentation or (ii) fails to comply with any applicable warranty or other contractual commitment relating to the use, functionality, or performance of such Business Product except as would not, individually or in the aggregate, reasonably be expected to result in any material Liability to the Business or Purchaser.

(i) Section 3.08(i) of the Disclosure Schedule contains an accurate and complete list and description of all Sellers Proprietary Software that is incorporated into any Business Product (other than Legacy Business Products).

(j) Except as would not, individually or in the aggregate, reasonably be expected to result in any material Liability to the Business or Purchaser, no Sellers Proprietary Software contains any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “worm,” “spyware” or “adware” (as such terms are commonly understood in the software industry) or any other malicious code designed or intended to have, or capable of performing or facilitating, any of the following functions: (i) disrupting, disabling, harming, or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed, or (ii) compromising the privacy or data security of a user or damaging or destroying any data or file without the user’s consent (collectively, “Malicious Code”). Each Seller and each of its subsidiaries responsible for product development or electronic distribution implement industry standard measures designed to prevent the introduction of Malicious Code into Sellers Proprietary Software, including firewall protections and regular virus scans.

(k) Except as set forth on Section 3.08(k) of the Disclosure Schedule, no Seller nor any of its subsidiaries has delivered, licensed, or made available to any escrow agent or other Person who was not, as of the date of disclosure, an employee, contractor, or consultant of Seller or a subsidiary of Seller any source code for any Sellers Proprietary Software included in the Transferred Intellectual Property. Except as set forth on Section 3.08(k) of the Disclosure Schedule, no Seller nor any subsidiaries of any Seller have any duty or obligation (whether present, contingent, or otherwise) to deliver, license, or make available the source code for any Sellers Proprietary Software included in the Transferred Intellectual Property to any escrow agent or other Person who is not an employee, contractor or consultant of any Seller or any of its subsidiaries. Except as set forth on Section 3.08(k) of the Disclosure Schedule, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or could reasonably be expected to, result in the delivery, license, or disclosure of any source code of any Sellers Proprietary Software included in the Transferred Intellectual Property to any other Person who is not an employee, contractor or consultant of any Seller or any of its subsidiaries.

(l) Section 3.08(l) of the Disclosure Schedule sets forth an accurate and complete list of all Open Source Software that is or has been included, incorporated or embedded in, linked to, combined with or otherwise used in the provision of any Sellers Proprietary Software that is incorporated into any Business Product (other than Legacy Business Products), which list specifies (i) the Contract under which each such item of Open Source Software has been licensed to any Seller or its subsidiaries, (ii) whether such item of Open Source Software has been modified by any Seller or its subsidiaries and (iii) whether such item of Open Source Software is or was distributed by any Seller or its subsidiaries. Except as specified in Section 3.08(l) of the Disclosure Schedule, no such Sellers Proprietary Software has used or been distributed with any “open source” software licensed under an open source license (such as the GNU Public License, Lesser GNU Public License, or Mozilla Public License) in such a manner as to trigger any provision of any such license that would require, or would condition the use or distribution of such Sellers Proprietary Software or portion thereof on, (i) the disclosure, licensing, or distribution of any source code for any portion of such Sellers Proprietary Software, (ii) the granting to licensees of the right to reverse engineer or make derivative works or other modifications to such Sellers Proprietary Software or portions thereof, (iii) licensing or otherwise distributing or making available such Sellers Proprietary Software or any portion thereof for a nominal or otherwise limited fee or charge, or (iv) granting any patent rights to any licensee or other third party.

(m) Each Seller and its subsidiaries have taken steps reasonable in accordance with customary industry standards and practices for entities operating businesses similar to the Business to protect from Malicious Code the information technology systems Related to the Business, including any such systems that are used to provide products or services to customers in the conduct of the Business as it is currently conducted (the “IT Systems”). Each Seller and its subsidiaries have in place commercially reasonable disaster recovery plans and procedures for the IT Systems and have taken commercially reasonable steps to safeguard the security of the IT Systems. To the Knowledge of Sellers, there have been no unauthorized intrusions or breaches of security with respect to the IT Systems.

(n) Each Seller’s and each of its applicable subsidiaries’ privacy practices conform and, since January 1, 2014, have conformed, in each case in all material respects, to all publicly posted privacy statements or policies made available on any website owned or operated by such Seller or any of its subsidiaries (the “Privacy Policies”), and its own internal privacy policies, terms of use and guidelines related to information privacy and security, in each case related to the Business, including with respect to the collection, use, disposal, disclosure, maintenance and transmission, in each case in connection with the conduct of the Business, of Personal Information at the time such policies, terms of use or guidelines were in effect. Each Seller and each of its applicable subsidiaries take commercially reasonable measures to ensure that Personal Information collected, stored or used by such Seller or such subsidiary in connection with the conduct of the Business is protected against unauthorized access, loss, damage use, sharing, modification, or other misuse other than as expressly described in the Privacy Policies, and, to the Knowledge of Sellers, there has been no unauthorized access, loss, damage, use, sharing, modification, or other misuse of any such Personal Information by any Seller or any of its subsidiaries. No Seller or any subsidiaries of any Seller have received any written inquiry or written complaint from a regulatory authority in any jurisdiction from which it has processed Personal Information, or inquiry or complaint giving rise to legal proceedings, regarding its collection, use, storage, or sharing of Personal Information.

Section 3.09 Contracts.

(a) Section 3.09(a) of the Disclosure Schedule sets forth, as of the date hereof, each of the following Contracts that are Related to the Business or are Mixed-Use Contracts (which Mixed-Use Contracts are identified with “*”) in all cases other than purchase orders or similar instruments:

(i) a collective bargaining agreement or other Contract with any labor organization, trade union, works council or similar bargaining representative;

(ii) a Contract, including customer contracts and Government Contracts, for the sale of any product or service by the Business involving aggregate revenue of more than $750,000 in the twelve-month period ended September 30, 2016;

(iii) a Contract for the purchase by the Business of materials, supplies, equipment or services (excluding Data and Related Agreements), including capital commitments or expenditures, involving aggregate payments of more than $750,000 in the twelve-month period ended September 30, 2016;

(iv) a Contract pertaining to any Indebtedness or to any Lien (excluding any non-exclusive licenses of Intellectual Property) on any of the Transferred Assets;

(v) a Contract concerning the establishment, control, maintenance or operation of a partnership, joint venture, profit sharing or other similar agreement or arrangement;

(vi) each Lease;

(vii) a Contract containing a “most favored nation” provision;

(viii) a Government Contract involving aggregate revenue of more than $750,000 in the twelve-month period ended September 30, 2016;

(ix) a Contract that restricts or prohibits the Business from freely engaging in business or competing with any Person or in any geographic area or during any period of time or that includes any exclusive dealing or similar exclusivity provision;

(x) a Contract that includes a covenant not to sue, covenant not to assert or a settlement agreement with respect to any Proceeding, which Contract has ongoing obligations;

(xi) a Contract with a Top Customer or Top Supplier;

(xii) any Contract (other than non-exclusive licenses granted to resellers, distributors, service providers, suppliers, end-users or customers pursuant to (1) Avaya’s applicable form agreement for each such type of agreement (a copy of which has been Made

Available to Purchaser) or pursuant to an agreement that does not materially and adversely differ from such form agreement, in each case in the ordinary course of business or (2) any Contract listed under Section 3.09(a)(xviii) of the Disclosure Schedule or not required to be listed thereon due to the threshold in Section 3.09(a)(xviii)), pursuant to which any Seller or any of its subsidiaries has granted any person any right or license to any Transferred Intellectual Property or to make, have made, manufacture, use, sell, offer to sell, import, export, or otherwise distribute any Business Product;

(xiii) any Contract (other than Data and Related Agreements) with any third party pursuant to which such Seller or any subsidiary thereof, as the case may be, has been granted a license to Intellectual Property that (i) is owned by a third party and (ii) is used in and material to the conduct of the Business as currently conducted;

(xiv) any Contract providing for the development of any Intellectual Property for the benefit of the Business other than Contracts entered into between Avaya or any of its subsidiaries and an employee of Avaya or the applicable subsidiary regarding the development of Technology or Intellectual Property by such employee that is entered into pursuant to a Seller’s form employee agreement (a copy of which has been Made Available to Purchaser) or pursuant to an agreement that does not materially and adversely differ from Sellers’ form employee agreement; or

(xv) a Contract that contains “take or pay” provisions;

(xvi) a Contract that relates to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise) pursuant to which there are any ongoing rights or obligations;

(xvii) a Contract pursuant to which Avaya or its subsidiaries has any material outstanding indemnification obligation (excluding indemnities contained in Contracts for the purchase, sale or license of products or services in the ordinary course of business);

(xviii) a Contract (A) pursuant to which a third party distributor (including any reseller, Tier 2 reseller, channel partner or direct or Tier 1 partner) (other than any affiliate of any Seller) has the right to distribute or resell products of the Business in a particular market and (B) involving aggregate payments in excess of $750,000 in the twelve-month period ended September 30, 2016; and

(xix) any other Contract not otherwise required to be set forth in any Section or subsection of the Disclosure Schedule that has an aggregate remaining obligations to any Person (other than any Seller) in excess of $1,000,000 or that is otherwise material to the Business.

(b) Subject to Bankruptcy Court approval, entry of the Bidding Procedures and Sale Orders and assumption by the applicable Seller of the applicable Contract in accordance with applicable Law (including satisfaction of any applicable Cure Payments) and except as a result of the commencement of the Bankruptcy Cases, all Contracts required to be set forth in Section 3.09 of the Disclosure Schedule (such Contracts, the “Material Contracts”) are valid, binding and in full force and effect, subject, as to enforcement, to the Enforceability Exceptions.

Avaya has Made Available to Purchaser a true and correct copy of all Material Contracts, together with all amendments, waivers or other changes thereto. No Seller is in breach or default under the Material Contracts, and, to the Knowledge of Sellers, no other party to any Material Contract, is in breach or default thereunder, except as a result of commencement of the Bankruptcy Cases or as would not reasonably be expected to be material to the Business. To the Knowledge of Sellers, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will or would reasonably be expected to, (i) result in a material violation or material breach of any of the provisions of any Material Contract, (ii) give any Person the right to accelerate the maturity or performance of any Material Contract, or (iii) give any Person the right to terminate any Material Contracts, other than pursuant to termination for convenience or similar clauses that permit such Person to terminate based on time or notice (or neither), in each case of (i), (ii) and (iii), except as a result of commencement of the Bankruptcy Cases or for the matters addressed by Cure Payments. Since January 1, 2016, neither Avaya nor any of its subsidiaries has received any written notice or, to the Knowledge of Sellers, other communication from any Person that such Person intends to terminate the terms of any Material Contract, excluding any filings (including Cure objections) made by such Persons in the Bankruptcy Cases.

Section  3.10 Permits. (a) Avaya and its subsidiaries have, and since January 1, 2014, have had, all material Permits necessary to conduct the Business as presently conducted, (b) all such Permits are in full force and effect, (c) no Proceeding is pending or, to the Knowledge of Sellers, threatened in writing that would be reasonably expected to result in the revocation, cancellation or suspension of any such Permit the loss of which would reasonably be expected to be material, individually or in the aggregate to the Business and (d) since January 1, 2014, neither Avaya nor any of its subsidiaries has received any written notice regarding any actual or alleged material violation of or material failure to comply with any term or requirement of any such Permit or any actual or threatened revocation, withdrawal, suspension, cancellation, termination or modification of any such Permit. Section 3.10 of the Disclosure Schedule sets forth an accurate and complete list, as of the date of this Agreement, of all Permits Related to the Business.

Section 3.11 Taxes.

(a) (i) All material Tax Returns required to be filed pursuant to the Code or applicable state, provincial, local or foreign tax Laws by or on behalf of the Sellers have been timely filed and such Tax Returns are complete and accurate in all material respects, (ii) all material Taxes payable by or with respect to the Sellers (whether or not shown to be due on such Tax Returns) have been paid in full by the due date thereof, (iii) as of the date of this Agreement, no material claims have been asserted in writing with respect to any such Taxes and (iv) as of the date of this Agreement, no material Liens for Taxes (other than any Lien for Taxes that is a Permitted Lien) with respect to the assets of the Sellers have been filed or proposed in writing

(b) (i) Sellers have timely paid all Taxes which have been required to be paid on or prior to the date hereof, the non-payment of which would result in a Lien for Taxes (other than a statutory lien for current Taxes not yet due and payable or a Lien set forth in Section 3.06(a)(iv) of the Disclosure Schedule) on any Transferred Asset, and (ii) Sellers have established, in accordance with GAAP applied on a basis consistent with that of preceding periods, adequate reserves for the payment of, and will timely pay, all Taxes which arise from or with respect to the Transferred Assets and are incurred or attributable to the Pre-Closing Tax Period, the non-payment of which would result in a Lien for Taxes (other than a Lien for Taxes that is a Permitted Lien) on any Transferred Asset.

Section 3.12 Legal Proceedings. Section 3.12 of the Disclosure Schedule sets forth each Proceeding pending or, to the Knowledge of Sellers, currently threatened against Avaya or any of its subsidiaries Related to the Business or involving the Business or the Transferred Assets and that, in each case, would reasonably be expected to be material, individually or in the aggregate, to the Business or would reasonably be expected to prevent or materially interfere with or delay the consummation of the Acquisition, other than the Bankruptcy Cases. Neither Avaya nor any of its subsidiaries is party or subject to or in default under any unsatisfied Judgment that is applicable to the conduct of the Business.

Section 3.13 Employee Benefit Plans; Labor.

(a) There are no individuals who are service providers who primarily provide services to the Business other than the Employees. Section 3.13 of the Disclosure Schedule contains a true and complete list of each retirement, pension, deferred compensation, medical, dental, disability, life, severance, vacation, change in control, retention, commission, incentive bonus, equity-based compensation, and stock purchase plan, program, agreement or arrangement in each case sponsored or maintained or contributed to or required to be contributed to by Sellers or their respective subsidiaries for the benefit of any Employee (whether or not an “employee benefit plan” within the meaning of Section 3(3) of ERISA) (each an “Employee Benefit Plan”). Prior to the date of this Agreement, true and complete copies and/or summaries of the Employee Benefit Plans have been Made Available to Purchaser.

(b) Each Employee Benefit Plan has been established and administered in all material respects in compliance with its terms and applicable Law. Each Employee Benefit Plan that is intended to be tax qualified under Section 401(a) of the Code has received a favorable determination or opinion letter from the Internal Revenue Service. No Employee Benefit Plan that is a pension plan (within the meaning of Section 3(2) of ERISA) constitutes a “multiemployer plan” (within the meaning of Section 3(37) of ERISA).

(c) Except as set forth on Section 3.13(c) of the Disclosure Schedule, to the Knowledge of Sellers, (i) no labor organization, trade union, works council or similar bargaining representative has been certified as representing any of the Employees, (ii) no labor organization, trade union, works council or similar bargaining representative has been recognized by Sellers as representing any of the Employees and (iii) there are no ongoing or threatened union organizing activities involving Employees. Within the past year there have been no strikes, work stoppages, formal petitions for representation filed with the National Labor Relations Board, pickets, work slow-downs due to labor disagreements or other material labor disputes involving the Business. With respect to the Employees, there is no unfair labor practice, charge or complaint pending, unresolved or, to the Knowledge of Sellers, threatened before any Governmental Entity.

(d) With respect to the Employees, Sellers are in compliance in all material respects with all Laws governing the employment and labor.

(e) With respect to each Employee Benefit Plan maintained pursuant to the Laws of a country other than the United States: (i) such Employee Benefit Plan has been administered and maintained in all material respects in accordance with all applicable requirements (including applicable Law) and (ii) any Employee Benefit Plan that is intended to qualify for special Tax treatment meets all material requirements for such treatment.

Section 3.14 Compliance with Laws. Except as set forth on Section 3.14 of the Disclosure Schedule:

(a) With respect to the operation of the Business, Avaya and each of its subsidiaries is and has been since January 1, 2014 in compliance in all material respects with all applicable Laws. Since January 1, 2014, neither Avaya nor any of its subsidiaries has received any written or, to the Knowledge of Sellers, other notice to the effect that a Governmental Entity claimed or alleged that Avaya or any of its subsidiaries was not in compliance in all material respects with all Laws or Judgments applicable to the Business or the Transferred Assets, and to the Knowledge of Sellers, neither Avaya nor any of its subsidiaries is, and at no time since January 1, 2014 has been, under investigation by a Governmental Entity with respect to a material violation of any applicable Law in connection with the Business.

(b) Since January 1, 2014, neither Avaya, nor any of its subsidiaries nor, to the Knowledge of Sellers, any director, officer, employee or other Person acting for or on behalf of Avaya has, in connection with the operation of the Business, violated in any material respect the Foreign Corrupt Practices Act of 1977 (the “FCPA”) or similar non-U.S. Laws, including by making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA or similar non-U.S. Law.

(c) Since January 1, 2014, the Business has not made any sales to, or engaged in business activities with or for the benefit of, any Persons or countries that are subject to any sanction administered by the Office of Foreign Assets Control of the United States Treasury Department, including any “Specially Designated Nationals and Blocked Persons”, in each case in a manner that violates any applicable Law.

(d) With respect to the operation of the Business:

(i) neither Avaya nor any of its subsidiaries nor any of their respective Representatives has, in the past three (3) years, directly or, to the Knowledge of Sellers, indirectly through its Representatives or any Person authorized to act on its behalf (including any distributor, agent, sales intermediary or other third party), has taken any action in violation of International Trade Laws;

(ii) all Export Approvals have been obtained, and no additional Export Approvals are required by International Trade Laws for continued export, reexport or import of the Business’ products, services, software and technology in accordance with the current practice for conducting such activities; and

(iii) during the last three (3) years, Avaya and its subsidiaries have not been convicted of violating any International Trade Law or has been the target of any investigation by a Governmental Entity for potential violation of any applicable International Trade Laws.

(e) Section 3.14(e) of the Disclosure Schedule sets forth a true and complete list, as of the date of this Agreement, of each material export Permit applicable to the Business.

Section 3.15 Sufficiency of Assets. Subject to Bankruptcy Court approval, entry of the Bidding Procedures and Sale Orders and assumption by the applicable Seller of the applicable Contract in accordance with applicable Law (including satisfaction of any applicable Cure Payments):

(a) except (i) for the exclusion of the Excluded Assets and assets, properties and rights identified in Section 3.15(a) of the Disclosure Schedule, (ii) for the enterprise-wide services and benefits provided to the Business by Avaya and its subsidiaries which are not being provided under the Transition Services Agreement and are described in Section 3.15(a) of the Disclosure Schedule, (iii) the assets, properties and rights used to perform the services, and the services, that are the subject of the Transition Services Agreement and (iv) the Seller Licensed Intellectual Property, the Transferred Assets constitute all of the material assets, properties and rights owned, leased or licensed by Avaya or their subsidiaries that are used or held for use in the conduct of the Business as it is currently being conducted or otherwise Related to the Business; and

(b) except (i) for the Excluded Assets and assets, properties and rights identified in Section 3.15(b) of the Disclosure Schedule, (ii) for the enterprise-wide services and benefits provided to the Business by Avaya and its subsidiaries which are not being provided under the Transition Services Agreement and are described in Section 3.15(b) of the Disclosure Schedule, (iii) the assets, properties and rights used to perform the services that are the subject of the Transition Services Agreement, the Transferred Assets, together with the services that are the subject of the Transition Services Agreement and the Seller Licensed Intellectual Property, are sufficient to operate the Business immediately after the Closing in all material respects as the Business is currently conducted.

Section 3.16 Certain Business Relationships with Affiliates. Except (a) for the exclusion of the Excluded Assets, (b) for the corporate-level services provided to the Business by Avaya and its affiliates, (c) as set forth in Section 3.16 of the Disclosure Schedule and (d) arrangements on an arms-length basis, no affiliate of any Seller (other than any of the Sellers themselves) (i) owns any property or right, tangible or intangible, that is Related to the Business or (ii) owes any money to, or is owed any money by, the Business.

Section 3.17 Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to result in any material Liability to the Business or Purchaser, (a) Avaya and its subsidiaries are not, and since January 1, 2014 have not been, in violation of applicable Environmental Laws or any Permits issued under Environmental Laws with respect to its conduct of the Business or any Leased Property, (b) there are no Proceedings pursuant to Environmental Law pending or, to the Knowledge of Sellers, threatened against Avaya or any of its subsidiaries which relates to the Business or any Leased Property and (c) there has been no release (or threatened release) of any Hazardous Materials on or at any Leased Property in violation of, or which would reasonably be expected to create any Liability under, any applicable Environmental Laws.

Section 3.18 Brokers and Finders. There is no investment banker, broker, finder, financial advisor, restructuring advisor or other intermediary that has been retained by or is authorized to act on behalf of Avaya or any affiliate thereof that might be entitled to any fee or commission in connection with the Acquisition other than Goldman, Sachs & Co., whose fees and expenses will be paid by Avaya.

Section  3.19 Insurance. All policies or binders of fire, liability, product liability, umbrella Liability, real and personal property, workers’ compensation, vehicular, fiduciary liability and other casualty and property insurance issued to Avaya or any affiliate of Avaya for which the policy period has not yet ended, only to the extent such policies provide coverage for the Business, the Transferred Assets or the Assumed Liabilities, including any self-funded insurance policies or arrangements and any policies or arrangements which provide coverage on a “claims made” basis (collectively the “Insurance Policies”), are in full force and effect, all premiums thereon have been timely paid or, if not yet due, accrued, and no written notice of cancellation, termination or non-renewal has been received by Avaya or any of its affiliates with respect to any such Insurance Policy. Section 3.19 of the Disclosure Schedule sets forth, as of the date hereof, a list of all claims currently pending under any such Insurance Policies which are Related to the Business, the Transferred Assets or the Assumed Liabilities.

Section 3.20 Top Customers and Top Suppliers. Section 3.20 of the Disclosure Schedule sets forth (a) the top 20 customers of the Business by net revenue, during Avaya’s fiscal year ended as of September 30, 2016 (collectively, the “Top Customers”) and (b) the top 20 suppliers of the Business by expenditures during Avaya’s fiscal year ended as of September 30, 2016 (the “Top Suppliers”). Except as set forth on Section 3.20 of the Disclosure Schedule, none of the Top Customers or the Top Suppliers has canceled or otherwise terminated its relationship with the Business, and Avaya and its subsidiaries have not received written notice or, to the Knowledge of Sellers, any other overt communication that any such Top Customer or Top Supplier, as the case may be, intends to terminate or otherwise (x) materially modify its relationship with the Business or (y) materially change its purchases from or sales to the Business.

Section 3.21 Government Contracts. With regard to each Government Contract included among the Transferred Contracts, except as would not reasonably be expected to be material to the Business:

(a) Avaya (and its subsidiaries) have complied with all terms and conditions of each such Government Contract, including all clauses, provisions and requirements incorporated expressly, by reference or by operation of law therein;

(b) Avaya (and its subsidiaries) have complied with all requirements of applicable Laws pertaining to each such Government Contract;

(c) the cost accounting and procurement systems and practices of Avaya and its subsidiaries are, and for the past three (3) years have been, in compliance with all applicable U.S. Government Laws (including all applicable cost accounting standards);

(d) no Governmental Entity, prime contractor, subcontractor or other Person has provided written notification to Avaya or any of its subsidiaries, that Avaya or any of its subsidiaries have breached or violated any applicable Law, or any certification, representation, clause, provision or requirement pertaining to any such Government Contract;

(e) no termination for convenience, termination for default, cure notice, notice of noncompliance, or show cause notice is in effect as of the date hereof pertaining to any such Government Contract; and

(f) neither Avaya nor any of its subsidiaries, nor their respective directors, officers, agents or employees or, to the Knowledge of Sellers is (or during the last three (3) years has been) under administrative, civil or criminal investigation, or indictment or audit by any Governmental Entity with respect to any alleged irregularity, misstatement or omission arising under or relating to any such Government Contract.

Section 3.22 Solvency. Immediately after giving effect to the transactions contemplated hereby but without taking into consideration any Liabilities owing to Avaya or any other subsidiary of Avaya, each subsidiary of Avaya (other than any Debtor) that will be transferring any Transferred Assets pursuant to this Agreement to Purchaser or any of its subsidiaries shall be solvent, as such term or concept is defined and/or interpreted under the applicable Laws of the jurisdiction in which such subsidiary is organized.

Section 3.23 No Other Agreements. As of the date hereof, neither Avaya nor any of its affiliates has any legal obligation, absolute or contingent, to any other Person to sell all or a material portion of the Transferred Assets taken as a whole (other than a sale of Inventory in the ordinary course of business) or the Assumed Liabilities or any material portion thereof taken as a whole, or to sell any material portion of the Business or to effect any merger, consolidation or other reorganization relating to the Transferred Assets or the Business or to enter into any agreement with respect thereto, except pursuant to this Agreement.

Section 3.24 Purchaser’s Representations. Avaya acknowledges and agrees that, other than the representations and warranties of Purchaser specifically contained in Article IV, there are no representations or warranties of Purchaser or any other Person either expressed or implied with respect to the Business, the Transferred Assets, the Assumed Liabilities, or the transactions contemplated hereby. Avaya, together with and on behalf of its affiliates and Representatives, specifically disclaims that it or they are relying upon or have relied upon any such other representations or warranties (including any estimates, projections, forecasts, plans or budgets or other statements regarding future performance, any management presentation or any confidential information memoranda) that may have been made or provided by any Person.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Avaya as follows.

Section 4.01 Organization. Each of Purchaser and each subsidiary of Purchaser that is specified to be a party to any Ancillary Agreement (each, a “Purchaser Subsidiary”) is a legal entity duly organized, validly existing and, where applicable, in good standing under the Laws of the jurisdiction of its organization or incorporation.

Section 4.02 Authority; Execution and Delivery; Enforceability. Purchaser has the requisite corporate (or similar organizational) power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it will be a party and to consummate the Acquisition and the other transactions contemplated by this Agreement and such Ancillary Agreements. Each Purchaser Subsidiary has the requisite corporate (or similar organizational) power and authority to execute the Ancillary Agreements to which it will be a party and to consummate the transactions contemplated to be consummated by it by such Ancillary Agreements. Purchaser has taken all corporate (or similar organizational) action and no other corporate proceedings on the part of Purchaser are required to authorize the execution and delivery of this Agreement and the Ancillary Agreements to which it will be a party and to authorize the consummation of the Acquisition and the other transactions contemplated by this Agreement and the Ancillary Agreements. Each Purchaser Subsidiary will, prior to the Closing, have taken all corporate (or similar organizational) action required by its organizational documents to authorize the execution and delivery of the Ancillary Agreements to which it will be a party and to authorize the consummation of the transactions contemplated to be consummated by it by such Ancillary Agreements. Purchaser has duly executed and delivered this Agreement and, at or prior to the Closing, will have duly executed and delivered each Ancillary Agreement to which it will be a party, and (assuming the due authorization, execution and delivery by Avaya) this Agreement constitutes, and each Ancillary Agreement to which it will be a party will after the Closing (assuming the due authorization, execution and delivery of the other parties thereto) constitute, its legal, valid and binding obligation, enforceable against it in accordance with its terms subject, as to enforcement, to the Enforceability Exceptions. At or prior to the Closing, each Purchaser Subsidiary will have duly executed and delivered each Ancillary Agreement to which it will be a party, and each Ancillary Agreement to which it will be a party will after the Closing (assuming the due authorization, execution and delivery by the other parties thereto) constitute its legal, valid and binding obligation, enforceable against it in accordance with its terms subject, as to enforcement, to the Enforceability Exceptions.

Section 4.03 Non-Contravention and Approvals.

(a) The execution, delivery and performance by Purchaser of this Agreement does not, and neither the execution, delivery and performance by Purchaser and each of Purchaser Subsidiaries of each Ancillary Agreement to which it will be a party nor the consummation by Purchaser of the Acquisition and the other transactions contemplated to be consummated by it by this Agreement and such Ancillary Agreements and by each Purchaser Subsidiary of the transactions contemplated to be consummated by it by such Ancillary Agreements will,

(i) conflict with or violate the organizational documents of Purchaser or any Purchaser Subsidiary, (ii) result in a material breach of or constitute a material default under any Contract to which Purchaser or any Purchaser Subsidiary is a party or by which any of their respective properties or assets is bound, (iii) conflict with or violate any Judgment or Law applicable to Purchaser or any Purchaser Subsidiary or their respective properties or assets or (iv) result in the creation of any Lien upon any of the properties or assets of Purchaser or any Purchaser Subsidiary, except, in the case of clauses (ii), (iii) and (iv), any such items, individually or in the aggregate, that would not reasonably be expected to prevent or materially impede, interfere with or hinder the consummation of the Acquisition.

(b) No Consent of, or registration, declaration or filing with, any Governmental Entity is required to be obtained or made by or with respect to Purchaser or any of its affiliates in connection with the execution, delivery and performance of this Agreement or the Ancillary Agreements or the consummation of the Acquisition, other than (i) compliance with and filings under the HSR Act, (ii) compliance with and filings, notifications and approvals under any Foreign Merger Control Law, (iii) those that may be required solely by reason of Sellers’ (as opposed to any other third party’s) participation in the Acquisition and the other transactions contemplated by this Agreement and by the Ancillary Agreements and (iv) those, individually or in the aggregate, the failure of which to obtain or make would not reasonably be expected to prevent or materially impede, interfere with or hinder the consummation of the Acquisition.

Section 4.04 Legal Proceedings. There are not any (a) outstanding Judgments against Purchaser or any of its affiliates or (b) Proceedings pending or, to the knowledge of Purchaser, threatened in writing against Purchaser or any of its affiliates that, in any such case, would reasonably be expected, individually or in the aggregate, to prevent or materially impede, interfere with or hinder the consummation of the Acquisition.

Section 4.05 Availability of Funds. As of the date hereof and at the Closing, Purchaser has and will have, or has and will have access through its existing credit facilities to, sufficient cash in immediately available funds (without giving effect to any unfunded financing, regardless of whether any such financing is committed) to pay the Purchase Price, all costs, fees and expenses to be paid by Purchaser that are necessary to consummate the transactions contemplated by this Agreement and the other Ancillary Agreements, and assume the Assumed Liabilities. Purchaser’s ability to consummate the transaction contemplated hereby is not contingent upon its ability to secure any financing or to complete any public or private placement of securities prior to or upon Closing. Purchaser will be capable of satisfying the conditions contained in sections 365(b)(1)(C) and 365(f) of the Bankruptcy Code with respect to the Assigned Contracts.

Section 4.06 Solvency. Immediately after giving effect to the transactions contemplated hereby, Purchaser shall be able to pay its debts as they become due and shall own property having a fair saleable value greater than the amounts required to pay its debts (including a reasonable estimate of the amount of all contingent liabilities).

Section  4.07 Brokers and Finders. There is no investment banker, broker, finder, financial advisor or other intermediary who has been retained by or is authorized to act on behalf of Purchaser that might be entitled to any fee or commission in connection with the Acquisition.

Section 4.08 Avaya’s Representations. Purchaser acknowledges and agrees that, other than the representations and warranties of Avaya specifically contained in Article III, there are no representations or warranties of Avaya or any other Person either expressed or implied with respect to the Business, the Transferred Assets, the Assumed Liabilities, or the transactions contemplated hereby. Purchaser, together with and on behalf of its affiliates and Representatives, specifically disclaims that it or they are relying upon or have relied upon any such other representations or warranties (including any estimates, projections, forecasts, plans or budgets or other statements regarding future performance, any management presentation or any confidential information memoranda) that may have been made or provided by any Person.

ARTICLE V

COVENANTS

Section  5.01 Conduct of Business.

(a) Except for matters (i) set forth in Section 5.01 of the Disclosure Schedule, (ii) consented to in writing by Purchaser, (iii) otherwise required by the terms of this Agreement, (iv) as required by Law and (v) as ordered by the Bankruptcy Court or otherwise limited by restrictions or limitations under the Bankruptcy Code on chapter 11 debtors or the Debtors’ debtor-in-possession financing in the Bankruptcy Cases, from the date of this Agreement to the Closing Date, Avaya shall cause the Business (x) to be conducted in all material respects in the ordinary course of business, (y) use commercially reasonable efforts to maintain relationships with suppliers and customers having material business relationships with the Business and (z) not to take any of the following actions with respect to the Business or the Transferred Assets:

(i) commit to making any capital expenditure in any post-Closing period;

(ii) make or agree to make any write-off or write-down, or any determination to write-off or write-down, or revalue, any of the Transferred Assets, or to change in any respect any reserves associated therewith, in each case, other than changes to reserves established in respect of accounts receivable in the ordinary course of business and write-downs of excess inventory in the ordinary course of business, or to waive or release any material right or claim associated therewith;

(iii) incur any Liabilities, other than any such Liabilities that will constitute Retained Liabilities;

(iv) change or modify any accounting practice, policy or procedure from the Accounting Principles, except as required by GAAP or applicable Law;

(v) except as required by Law, the terms of any Employee Benefit Plan or contractual obligations existing on the date hereof or approved by the Bankruptcy Court with respect to the Debtors generally: (i) grant or promise to provide any increase in compensation (including base wages and any bonuses) to Employees, (ii) change the title or position of or enter into any new (A) severance or termination agreement or arrangement or (B) bonus, incentive or employee benefits arrangement with any of the Employees, (iii) hire any new employees who would be Employees (except to replace Employees that terminate employment with Sellers or any of their subsidiaries after the date of this Agreement), or (iv) terminate the employment of any Employee (except for cause as determined by Sellers in good faith);

(vi) sell, lease, sublease, mortgage, pledge, encumber, exclusively license, transfer, assign, abandon or otherwise dispose of any Transferred Assets, including any Transferred Registered Intellectual Property, or enter into any agreement regarding the foregoing, other than (A) the sale of Inventory and to customers in the ordinary course of business consistent with past practice or (B) expirations of non-renewable Transferred Registered Intellectual Property in accordance with the applicable statutory term;

(vii) disclose to any Person any material confidential information (including any material source code) of any Seller or any of its subsidiaries relating to the Business not theretofore generally available to the public, except (A) pursuant to a written agreement with obligations on such Person to protect the confidentiality of any such confidential information or (B) as required by applicable Law, including matters that become a matter of public record as a result of the Bankruptcy Cases and the filings related thereto;

(viii) terminate (other than by expiration), or amend or modify (other than by automatic extension or renewal if deemed an amendment or modification of any such Contract) in any material respect the terms of any Transferred Contract or Assumed Lease;

(ix) institute, compromise or settle any Proceeding Related to the Business, the Transferred Assets or the Assumed Liabilities by or before any Governmental Entity (other than settlements (A) solely involving an obligation (that will constitute a Retained Liability) to pay less than $500,000 in respect of such compromise or settlement and (B) not involving an admission of Liability); or

(x) authorize, offer, agree, commit or enter into a Contract to do any of the foregoing.

(b) Nothing contained in this Agreement is intended to give Purchaser or its affiliates, directly or indirectly, the right to control or direct the Business prior to the Closing, and nothing contained in this Agreement is intended to give Avaya or its affiliates, directly or indirectly, the right to control or direct Purchaser’s operations. Prior to the Closing, each of Purchaser, on the one hand, and Avaya and its subsidiaries, on the other hand, shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its affiliates’ respective operations.

Section 5.02 Access to Information.

(a) Prior to the Closing, Avaya shall, and shall cause its subsidiaries and Representatives to, afford to Purchaser and its financing sources and Representatives reasonable access during normal business hours, upon reasonable prior notice, to the Transferred Assets (including books and records), financial (including working papers) and operating data of the Business and Employees as Purchaser may reasonably request; provided, however, that such access does not unreasonably interfere or disrupt the normal operations of any of Sellers or the Business. Prior to the Closing, when accessing any properties of any Seller or their respective subsidiaries pursuant to and in accordance with this Section 5.02(a), Purchaser shall, and shall cause its financing sources and Representatives to, comply with all safety and security requirements for such property communicated to them. All requests for information made pursuant to this Section 5.02(a) shall be directed to Adele Freedman and Alan Hase or to such Person as may be designated in writing by Avaya, and Purchaser shall not directly or indirectly, or permit any of its financing sources or Representatives to, contact any officer, director, or permit any of its financing sources or Representatives to, contact any officer, director, employee, agent or Representative of Sellers or any of their respective subsidiaries in connection with or relating to the Acquisition, this Agreement or the matters contemplated hereby without the prior approval of Adele Freedman and Alan Hase or such designated person(s); provided that promptly following the date hereof, the parties will commence discussions to establish protocols and appropriate contacts and channels for discussing and cooperating transitional and integration matters between signing and Closing, which will not be limited to the foregoing contact persons. Neither the auditors and independent accountants of Sellers or their respective subsidiaries nor the auditors and independent accountants of Purchaser and its respective subsidiaries shall be obligated to make any work papers available to any Person under this Agreement, including pursuant to Section 2.03, unless and until such Person has signed a customary confidentiality and hold harmless agreement relating to such access to work papers in form and substance reasonably acceptable to such auditors or independent accountants. If so reasonably requested by Avaya, Purchaser shall, and shall cause its financing sources and Representatives (as applicable) to, enter into a customary joint defense agreement with Avaya or its subsidiaries with respect to any information to be provided to Purchaser pursuant to this Section 5.02(a). No information or knowledge obtained in any investigation pursuant to this Section 5.02 or otherwise shall affect or be deemed to affect any representation, warranty, covenant or agreement contained herein, the conditions to the obligations of the parties to consummate and cause the consummation of the Acquisition in accordance with the terms and provisions hereof or otherwise prejudice in any way the rights and remedies of the parties (including indemnification rights), nor shall any such information, knowledge or investigation be deemed to affect or modify either party’s reliance on the representations, warranties, covenants and agreements made by the other party in this Agreement.

(b) From and after the Closing Date until the fourth (4th) anniversary of the Closing Date (or the earlier liquidation or dissolution of the applicable Person), each party shall, and shall cause its subsidiaries to, provide and grant reasonable access, upon reasonable prior notice during normal business hours, to the personnel, books and records, financial records and other information in the possession of such party (and any affiliates, as applicable) related to the Business, the Transferred Assets or the Assumed Liabilities with respect to periods or occurrences prior to the Closing Date that the requesting party reasonably needs (x) to comply with legal, contractual, regulatory, stock exchange and financial reporting requirements and for any other reasonable business purpose, including in respect of litigation and insurance matters or (y) to satisfy any audit, accounting or similar requirements such other party’s; provided, however, that such access does not unreasonably interfere or disrupt the normal operations of such party or the Business. Each requesting party shall promptly reimburse the other party for such other party’s reasonable out-of-pocket expenses associated with requests made by such requesting party and its affiliates under this Section 5.02(b), but no other charges shall be payable by such requesting party and its affiliates to the other Party in connection with such requests.

(c) Nothing contained in this Section 5.02 shall obligate any party, in its sole and absolute discretion, to (A) breach any fiduciary duty, duty of confidentiality owed to any person (whether such duty arises contractually, statutorily or otherwise,) Law or any Contract with any other person or (B) waive any legal or similar privileges, including the attorney-client privilege or any work product protection; provided that each party shall use commercially reasonable efforts, including by entering into a joint defense or common interest agreement with other party or implementing requisite procedures, to permit the disclosure of such information without causing any such breach or waiver.

Section  5.03 Confidentiality.

(a) Purchaser acknowledges that the information provided to it in connection with the Acquisition and the consummation of the other transactions contemplated by this Agreement, including pursuant to Section 5.02(a), is subject to the terms of a nondisclosure agreement between Purchaser and Avaya, dated as of June 15, 2016 (the “Confidentiality Agreement”). Effective upon, and only upon, the Closing, the Confidentiality Agreement shall terminate with respect to information related to the Business. Any and all other information provided to Purchaser by any of Sellers, any of their respective affiliates or their respective Representatives concerning any of Sellers or any of their respective affiliates (other than information to the extent related to the Business) shall remain subject to the terms and conditions of the Confidentiality Agreement from and after the Closing Date.

(b) From and after the Closing until the third anniversary thereof, unless otherwise required by Law, Governmental Entity, Proceeding or the rules and regulations of any stock exchange or quotation services on which such party’s stock is traded or quoted, each party shall hold confidentially, and shall cause its subsidiaries and Representatives to hold confidentially, all information furnished or made available by a party (the “Provider”) to the other Party (the “Receiver”) pursuant to the terms of this Agreement and the Ancillary Agreements and Avaya shall hold confidential, and shall cause its subsidiaries and Representatives to hold confidential all information regarding the Business (all such information being referred to as “Confidential Information”). The parties shall, and shall cause their respective subsidiaries and Representatives to, use the Confidential Information only in connection with the performance of this Agreement or as otherwise contemplated by Section 5.02(b). Confidential Information shall not include information that (i) is or becomes generally available to the public, including matters that become a matter of public record as a result of the Bankruptcy Cases and the filings related thereto, other than as a result of a disclosure by the Receiver or its Representatives in violation of this Agreement; (ii) becomes available to the Receiver or its Representatives on a non-confidential basis from a Person other than the Provider or its Representatives who is not known by the Receiver to be bound by a confidentiality agreement with the Provider or any or its Representatives, or is not known by the Receiver to be under an obligation to the Provider or any of its Representatives not to transmit the information to the Receiver; (iii) was in the possession of the Receiver prior to disclosure by the Provider or its Representatives (provided that any information regarding the Business in the possession of Avaya prior to the Closing Date or provided to Avaya pursuant to, or maintained by Avaya under, this Agreement or any Ancillary

Agreement shall not be subject to this provision); or (iv) is developed by the Receiver independent of any Confidential Information. Nothing in this Section 5.03 shall affect Purchaser’s rights in the Transferred Assets following the Closing. In the event that the Receiver or any of its subsidiaries or Representatives are required by Law, Governmental Entity, Proceeding or the rules and regulations of any stock exchange or quotation services on which such party’s stock is traded or quoted to disclose any Confidential Information, the Receiver shall, to the extent permissible under applicable Law, provide the Provider with prompt notice of such request or requirement in order to enable the Provider to: (i) seek an appropriate protective order or other remedy, (ii) consult with the Receiver with respect to the Provider’s taking steps to resist or narrow the scope of such request or legal process or (iii) waive compliance, in whole or in part, with the terms of this Section 5.03(b), and, the Receiver or its affiliate or Representative, as the case may be, shall use commercially reasonable efforts (i) to disclose only that portion of the Confidential Information that the Receiver is advised in writing by its legal counsel is legally required to be disclosed and (ii) to ensure that all Confidential Information that is so disclosed will be accorded confidential treatment.

Section 5.04 Regulatory and Other Authorizations; Notices and Consents.

(a) Each party shall (i) use its reasonable best efforts to promptly obtain all authorizations, consents, orders and approvals of all Governmental Entities and officials that may be or become necessary or advisable for its execution and delivery of, and the performance of its obligations pursuant to, this Agreement and the Ancillary Agreements, (ii) cooperate in good faith with the other party and its affiliates and Representatives in promptly seeking to obtain all such authorizations, consents, orders and approvals and (iii) provide as promptly as practicable such information to any Governmental Entity as such Governmental Entity may request in connection herewith. Each party hereto, as applicable, agrees to file promptly (but in no event later than ten (10) Business Days after the date of this Agreement) any Notification and Report Forms (as defined in the HSR Act) and related material required to be filed with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice under the HSR Act with respect to the transactions contemplated by this Agreement and to use commercially reasonable efforts to obtain an early termination of the applicable waiting period, and to supply as promptly as practicable to the appropriate Governmental Entities any additional information and documentary material that may be requested pursuant to the HSR Act. Each party hereto, as applicable, agrees to make as promptly as practicable (but in any event, no later than ten (10) Business Days after the date of this Agreement) its respective filings and notifications, if any, under any Foreign Merger Control Law and to supply as promptly as practicable to the appropriate Governmental Entities any additional information and documentary material that may be requested pursuant to such Foreign Merger Control Law. None of Avaya, on the one hand, or Purchaser, on the other hand, may, without the consent of the other, (x) cause any such filing or submission applicable to it to be withdrawn or refiled for any reason, including to provide the applicable Governmental Entity with additional time to review any of the transactions contemplated by this Agreement, or (y) consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the transactions contemplated by this Agreement.

(b) Each of Purchaser, on the one hand, and Avaya, on the other hand, shall promptly notify the other of any communication it or any of its affiliates receives from any Governmental Entity relating to the matters that are the subject of this Agreement and permit the other to review in advance any proposed communication by such party to any Governmental Entity. Neither Purchaser, on the one hand, nor Avaya, on the other hand, shall agree to participate in any meeting with any Governmental Entity in respect of any filings, investigation (including any settlement of the investigation), litigation or other inquiry unless it consults with the other in advance and, to the extent permitted by such Governmental Entity, gives the other the opportunity to attend and participate at such meeting. Purchaser, on the one hand, and Avaya, on the other hand, will coordinate and cooperate in good faith with each other in exchanging such information and providing such assistance as the other may reasonably request in connection with the foregoing and in seeking early termination of any applicable waiting periods, including under the HSR Act. Purchaser, on the one hand, and Avaya, on the other hand, will provide each other with copies of all correspondence, filings or communications between them or any of their Representatives, on the one hand, and any Governmental Entity or members of its staff, on the other hand, with respect to this Agreement or the transactions contemplated by this Agreement; provided, however, that such materials may be redacted (x) to remove references concerning the valuation of the Business or the value of Avaya and its subsidiaries after the consummation of the Acquisition, (y) as necessary to comply with contractual arrangements, and (z) as necessary to address reasonable attorney-client or other privilege, work product protection or confidentiality concerns, to the extent that that such attorney-client or other privilege, work product protection or confidentiality concerns are not governed by a common interest privilege or doctrine.

(c) Purchaser shall not acquire any significant assets, business or company, enter into any other transaction or commit or enter into any Contract to effect any such transaction (whether by merger or otherwise), that would reasonably be expected to prevent, materially delay or materially impede the satisfaction of any of the conditions set forth in Section 7.01(a), Section 7.01(b) or Section 7.02(h).

Section 5.05 Non-Compete; Non-Solicit.

(a) For a period of three (3) years immediately following the Closing Date (the “Restricted Period”), Avaya shall not, and shall cause its subsidiaries not to, directly or indirectly, as a principal, stockholder, joint venturer or otherwise, operate, perform or have any ownership interest in any business that designs, develops, manufactures, markets, sells, installs or distributes products or services in competition with the Business; provided, however, that nothing in this Section 5.05 shall prevent Avaya or any of its subsidiaries from (i) engaging in any business (other than the Business) that is conducted as of the Closing Date, (ii) being acquired by or acquiring and thereafter owning any business (whether by way of merger or otherwise) that does not primarily design, develop, manufacture, market, sell, install or distribute products or services in competition with the Business (provided that Avaya will promptly following any such acquisition use its reasonable best efforts to dispose of the portion of the business that competes with the Business), (iii) operating in connection with the Reseller Agreement, (iv) developing, manufacturing, distributing (directly or indirectly), selling, marketing, promoting, installing, servicing and supporting (in each case, directly or indirectly) the product known as “Pod FX” or “CPOD” (as may be rebranded from time to time) or (v) investing in the securities of a company whose securities are publicly traded under a recognized securities exchange not in excess of five percent (5%) of any class of such securities. For purposes of this Section 5.05(a), “Business” will be defined without reference to the proviso in the definition of “Business” in Section 11.05(b).

(b) During the Restricted Period, Avaya shall not, and shall cause its subsidiaries not to, solicit to hire any Transferred Employee; provided, however, that Avaya and its subsidiaries (i) shall be free to conduct general, non-directed solicitation advertisements or web postings for employment or utilizing an independent employment search firm, in each case, which does not target employees of Purchaser and its affiliates, (ii) may hire persons who respond on their own initiative to such advertising, postings or contacts from search firms, and (iii) may solicit to hire, and hire, any Transferred Employee (A) whose employment was terminated by Purchaser or any of its affiliates or (B) whose employment was otherwise terminated and such individual has not been employed by Purchaser or any of its subsidiaries for at least 120 days.

(c) Avaya acknowledges that the restrictions set forth in Section 5.05 constitute a material inducement to Purchaser’s entering into and performing this Agreement. Avaya further acknowledges, stipulates and agrees that a breach of such obligation could result in irreparable harm and continuing damage to Purchaser for which there may be no adequate remedy at Law and further agrees that in the event of any breach of said obligation, Purchaser may be entitled to injunctive relief and to such other relief as is proper under the circumstances.

(d) If any provision contained in this Section 5.05 shall for any reason be held invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Section 5.05, but this Section 5.05 shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein. It is the intention of the Parties that if any of the restrictions or covenants contained herein is held to cover a geographic area or to be for a length of time which is not permitted by applicable Law, or in any way construed to be too broad or to any extent invalid, such provision shall not be construed to be null, void and of no effect, but to the extent such provision would be valid or enforceable under applicable Law, a court of competent jurisdiction shall construe and interpret or reform this Section 5.05 to provide for a covenant having the maximum enforceable geographic area, time period and other provisions (not greater than those contained herein) as shall be valid and enforceable under such applicable Law.

(e) Nothing set forth in this Section 5.05 shall be deemed to apply to any Person (other than Avaya and its subsidiaries), or to the affiliates of such Person, that directly or indirectly acquires, directly or indirectly, all or any portion of the capital stock or other equity securities of Avaya or any of its subsidiaries (whether by way of merger or otherwise). Notwithstanding anything herein to the contrary, for the avoidance of doubt, in no event will the covenants set forth in this Section 5.05 restrict or prohibit any equityholder of Avaya or any of such Person’s affiliates (other than Avaya and its subsidiaries) in any respect.

Section 5.06 Publicity. Other than the press release to be agreed by Purchaser and Avaya to be issued following the execution of this Agreement, neither of Purchaser, on the one hand, nor Avaya, on the other hand, will issue or permit any of its respective subsidiaries or Representatives to issue any press release, website posting or other public announcement with respect to this Agreement or the transactions contemplated hereby (including with respect to the consummation of the Closing) without the prior consent of the other party, except as may be required by Law, Proceeding (including the Bankruptcy Cases), or stock exchange rules or regulations; provided that in the event any such communication is required by Law, Proceeding (including the Bankruptcy Cases) or stock exchange rules or regulations, the disclosing party shall provide the other party with a reasonable opportunity to review and comment upon any such disclosure and shall take into consideration such comments in good faith; provided further that Purchaser, on the one hand, and Avaya and its affiliates, on the other hand, may make communications that are consistent with, and following, the parties’ prior public disclosures regarding the transactions contemplated by this Agreement.

Section 5.07 Use of Retained Names and Marks.

(a) Purchaser hereby acknowledges that Avaya or its subsidiaries own all right, title and interest in and to the trademarks, service marks, domain names, logos and names set forth in Section 5.07 of the Disclosure Schedule, together with all variations, translations, acronyms and other derivations thereof and all trademarks, service marks, Internet domain names, logos, trade names, trade dress, company names and other identifiers of source or goodwill containing, incorporating, or associated with any of the foregoing (collectively, the “Retained Names and Marks”); provided, however, that except as set forth in Section 5.07 of the Disclosure Schedule, Retained Names and Marks do not include any trademarks, service marks, domain names, logos and names or other indicia of source included in the Transferred Intellectual Property. Except as expressly provided below, any and all rights of the Business to use the Retained Names and Marks shall terminate as of the Closing and shall immediately revert to Avaya and its affiliates, along with any and all goodwill associated therewith. Purchaser further acknowledges that it has no rights, and is not acquiring any rights, directly or indirectly, to use the Retained Names and Marks, except as expressly provided herein or through any Ancillary Agreement.

(b) Purchaser shall (i) for a period of six (6) months after the Closing Date, be entitled to use, solely in connection with the operation of the Business as operated immediately prior to the Closing, all of the Business’ existing stocks of signs, letterheads, invoice, advertisements and promotional materials and all Internet domain names, website content, other Internet or electronic communications vehicles and other documents and materials in existence and used by the Business as of the Closing (collectively, the “Existing Stock”) and (ii) for a period of twelve (12) months after the Closing Date, be entitled to use the inventory included in the Transferred Assets (including any works-in-process) (the “Existing Inventory”), in each case, containing the Retained Names and Marks, after which period Purchaser shall cause the removal or obliteration of all Retained Names and Marks from such Existing Stock or Existing Inventory or cease using such Existing Stock and selling such Existing Inventory. Upon Avaya’s request, Purchaser shall promptly execute all assignment, transfer and other documents, and take all steps, in each case, that are necessary or desirable to confirm, effectuate or otherwise evidence Avaya’s and its subsidiaries’ rights, title and interests in and to, and control over, the Retained Names and Marks, including the Internet domain names incorporating any Retained Names and Marks.

(c) Purchaser shall not be deemed to have violated this Section 5.07, even after the expiration of the time periods set forth in Section 5.07(b), by reason of: (i) the appearance of the Retained Names and Marks on any equipment, tools, and other written or electronic data, materials or assets that are used for only internal purposes and only in connection with the

Business; or (ii) the use of any Retained Name and Mark in a non-trademark manner in textual sentences that is factually accurate and non-prominent and solely for purposes of conveying to customers or the general public that the Business is no longer affiliated with Sellers, and/or to reference historical details concerning or make historical reference to the Business.

(d) Except as expressly provided in this Section 5.07, no other right to use the Retained Names and Marks is granted by Avaya or any of its affiliates to Purchaser, its affiliates or, after the Closing, the Business, whether by implication or otherwise, and nothing hereunder permits Purchaser, its affiliates or, after the Closing, the Business: (i) to use the Retained Names and Marks in any manner, other than in connection with the Existing Stock and Existing Inventory as set forth in this Section 5.07, or (ii) to register or seek to register, or to permit any third party to register or to seek to register, any of the Retained Names and Marks in any jurisdiction. Purchaser shall ensure that all use of the Retained Names and Marks by the Business, after the Closing, as provided in this Section 5.07, shall be only with respect to goods and services of a level of quality equal to or greater than the quality of goods and services with respect to which the Business used the Retained Names and Marks immediately prior to the Closing. Any and all goodwill generated by the use of the Retained Names and Marks under this Section 5.07 shall inure solely to the benefit of Avaya and its affiliates. In any event, and, without limiting any of Purchaser’s obligations under this Section 5.07, Purchaser shall not, and shall cause its affiliates and, after the Closing, the Business not to, use the Retained Names and Marks in any manner that may damage or tarnish the reputation of Avaya or its affiliates or the goodwill associated with the Retained Names and Marks. Purchaser shall not, and shall cause its affiliates and, after the Closing, the Business not to use or adopt any name confusingly similar to the Retained Names and Marks.

(e) After the Closing, each Seller and each of its affiliates shall cease any and all use of trademarks, service marks, logos, trade dress, trade names, corporate names, or other indicia of source included in the Transferred Intellectual Property. Each Seller and each of its affiliates shall not be deemed to have violated this Section 5.07(e) by reason of the use of any trademarks, service marks, trade names or corporate names included in the Transferred Intellectual Property in a non-trademark manner in textual sentences, which use is factually accurate and non-prominent and solely for purposes of conveying to customers or the general public that each Seller and each of its affiliates are no longer operating the Business and/or to reference historical details concerning the Business.

(f) Subject to the terms and obligations of this Agreement, Purchaser agrees that none of Avaya or its subsidiaries shall have any responsibility for claims by third parties arising out of, or relating to, the use by the Business of any Retained Names and Marks after the Closing. In addition to any and all other remedies available to Avaya and its affiliates, Purchaser shall defend, indemnify and hold harmless the Seller Indemnitees from and against any and all such third party claims that may arise out of the use of the Retained Names and Marks by the Purchaser or any of its affiliates in violation of or outside the scope permitted by this Section 5.07, other than such claims that the Retained Names and Marks infringe the Intellectual Property rights of any third party. Notwithstanding anything in this Agreement to the contrary, Purchaser hereby acknowledges and agrees that in the event of any breach or threatened breach of this Section 5.07, Avaya, in addition to any other remedies available to them, (A) shall be entitled to a preliminary injunction, temporary restraining order or other equivalent relief restraining Purchaser and any of its affiliates (including, after the Closing, the Business) from any such breach or threatened breach and (B) shall not be required to provide any bond or other security in connection with any such injunction, order or other relief.

Section 5.08 Avaya Guarantees. Purchaser acknowledges that in the course of conduct of the Business, Avaya and its affiliates may have entered into various arrangements (a) in which guarantees, letters of credit, sureties, bonds or similar arrangements were issued by Avaya or its affiliates and (b) in which Avaya or its affiliates are the primary obligors on other Contracts, in any such case to support or facilitate the Business. The arrangements entered into by Avaya and its affiliates referred to in the foregoing clauses (a) and (b), solely to the extent relating to any Transferred Assets or Assumed Liabilities and including those which are set forth in Section 5.08 of the Disclosure Schedule, are referred to as the “Seller Credit Support Obligations”. It is understood that the Seller Credit Support Obligations are not intended to continue after the Closing. Purchaser agrees that it shall use its reasonable best efforts to obtain replacements for the Seller Credit Support Obligations (which shall include the full and unconditional release of Avaya and its affiliates) that will be in effect at the Closing or, in the case of Seller Credit Support Obligations described in the foregoing clause (b), will use its commercially reasonable efforts to arrange for itself or one of its subsidiaries to be substituted as the primary obligor thereon as of the Closing through an assumption, accession, acknowledgement or similar agreement (which shall include the full and unconditional release of Avaya and its affiliates) with the beneficiary of the applicable Seller Credit Support Obligation. Whether or not Purchaser is able to satisfy the terms of the immediately preceding sentence, Purchaser shall indemnify the Seller Indemnitees from and against any and all Losses incurred by any of them relating to the Seller Credit Support Obligations. Purchaser agrees that, with respect to any Seller Credit Support Obligation, its reasonable best efforts pursuant to this Section 5.08 shall include, if requested, the execution and delivery by Purchaser, or by an affiliate of Purchaser acceptable to the beneficiary of such Seller Credit Support Obligation, of a replacement guarantee that is substantially in the form of such Seller Credit Support Obligation. All costs and expenses incurred in connection with providing the release or substitution of the Seller Credit Support Obligations shall be borne by Purchaser.

Section 5.09 Financing Cooperation. Prior to the Closing, Avaya shall, and shall cause its subsidiaries to, use their respective reasonable best efforts to provide or cause to be provided, and to use reasonable best efforts to cause their respective Representatives to provide or cause to be provided, to Purchaser, in each case, at Purchaser’s sole expense, all cooperation reasonably requested by Purchaser that is necessary or customary in connection with any debt financing contemplated by Purchaser for purposes of the Acquisition, including using reasonable best efforts to (i) participating (and causing management of the Business to participate) in a reasonable number of meetings and presentations and (ii) furnishing Purchaser and its lenders with all financial and other information reasonably required by Purchaser and its lenders in connection with arranging such debt financing (in each case, provided that such requested cooperation does not unreasonably interfere with the ongoing operations of Avaya or any of its subsidiaries). None of Avaya or its subsidiaries shall be required to take any action pursuant to this Section 5.09 that would subject it to actual or potential Liability for which it would not be indemnified hereunder or to bear any out-of-pocket cost or expense or to pay any commitment or other fee or provide or agree to provide any indemnity in connection with such debt financing or any of the foregoing prior to the Closing. Purchaser shall indemnify and hold harmless Avaya and its subsidiaries and their respective Representatives from and against any and all Liabilities or Losses suffered or incurred by them in connection with the arrangement of such debt financing (including any action taken at Purchaser’s request pursuant to this Section 5.09) and any information utilized in connection therewith, except to the extent caused by the gross negligence, bad faith, fraud or intentional misconduct of Avaya or its subsidiaries or by breach of this Agreement by Avaya. Purchaser shall, promptly upon written request by Avaya, reimburse Avaya and its subsidiaries for all reasonable and documented out-of-pocket costs incurred by them in connection with cooperation provided at Purchaser’s request pursuant to this Section 5.09. Purchaser acknowledges and agrees that the availability or obtaining of any financing is not a condition to Closing.

Section 5.10 Necessary Efforts; Further Action; Wrong Pockets; Mail Handling.

(a) On the terms and subject to the conditions of this Agreement, each party will use their respective commercially reasonable efforts to take or cause to be taken in an expeditious manner all actions and to do or cause to be done all things necessary, appropriate or advisable to satisfy the conditions to the Closing (and refrain from taking any action that would reasonably be expected to have the effect of delaying, impairing or impeding the Closing in any material respect), to consummate the transactions contemplated hereby and to comply promptly with all legal requirements that may be imposed on it or any of its affiliates with respect to the Closing, in each case as promptly as practicable, including by using commercially reasonable efforts to cause an existing (or newly-formed, duly organized and tax-registered) subsidiary of Purchaser to purchase any of the Transferred Assets owned by a particular subsidiary of Avaya to the extent required to comply with the Law of a particular jurisdiction or in order to materially reduce the Transfer Taxes or withholding Taxes that would otherwise be imposed in connection with the Acquisition.

(b) Between the date of this Agreement and the Closing Date, Avaya and Purchaser will cooperate and consult with each other in good faith to develop a schedule setting forth (i) the Seller and each subsidiary of Seller that is transferring Transferred Assets and/or assigning Assumed Liabilities and (ii) the portion of the Purchase Price to be paid at the Closing by Purchaser (and/or any subsidiaries of Purchaser) to the Seller and/or such subsidiaries of Seller for such Transferred Assets and Assumed Liabilities (such schedule, as agreed upon, “Schedule 5.10(b)”).

(c) If, following the Closing, any right, property or asset not forming part of the Transferred Assets is found to have been transferred to or received by Purchaser in error, either directly or indirectly, Purchaser shall transfer, or shall cause its affiliates to transfer, at no cost to Avaya or its affiliates, such right, property or asset (and any related Liability) as soon as practicable to Avaya or the affiliate of Avaya indicated by Avaya. If, following the Closing, any right, property or asset forming part of the Transferred Assets is found not to have been transferred to or received by Purchaser, either directly or indirectly, Avaya shall transfer, or shall cause its subsidiaries to transfer, at no cost to Purchaser or its affiliates, such right, property or asset as soon as practicable to Purchaser or the affiliate of Purchaser indicated by Purchaser.

(d) To the extent that Purchaser or any of its affiliates receives any mail or packages addressed to Avaya or any of its affiliates not relating to the Transferred Assets or the Assumed Liabilities, Purchaser shall promptly deliver such mail or packages to Avaya. After the Closing Date, Purchaser may deliver to Avaya any checks or drafts made payable to Avaya or any of its affiliates that constitutes a Transferred Asset, and Avaya shall promptly deposit such checks or drafts, and, upon full clearance of such checks or drafts and receipt of funds, reimburse Purchaser within five (5) Business Days for the amounts of all such checks or drafts, or, if so elected by Avaya, endorse such checks or drafts to Purchaser for collection. To the extent Avaya or any of its subsidiaries receives any mail or packages addressed to Avaya or any of its subsidiaries but relating to the Transferred Assets or the Assumed Liabilities, Avaya shall promptly deliver such mail or packages to Purchaser. After the Closing Date, to the extent that Purchaser receives any cash or checks or drafts made payable to Purchaser that constitutes an Excluded Asset, Purchaser shall promptly use such cash to, or deposit such checks or drafts and upon full clearance of such checks or drafts and receipt of funds from such checks or drafts, reimburse Avaya within five (5) Business Days for such amount received, or, if so elected by Purchaser, endorse such checks or drafts to Avaya for collection. The parties may not assert any set off, hold back, escrow or other restriction against any payment described in this Section 5.10(d).

Section 5.11 Financial Statements.

(a) Historical Financial Statements. At least five (5) Business Days prior to the Closing, Avaya shall deliver to Purchaser (a) audited combined balance sheets of the Business as of September 30, 2016 and September 30, 2015 and the related audited combined statements of operations and statements of cash flows for the fiscal years ended September 30, 2016 and September 30, 2015 (the “Audited Financial Statements”), together with the consent of Avaya’s independent auditing firm to the filing by Purchaser of such Audited Financial Statements with the SEC, and (b) an unaudited combined balance sheet of the Business as of December 31, 2016 and the related unaudited combined statement of operations and statement of cash flows for the fiscal quarter ended December 31, 2016 (the “Interim Financial Statements” and together with the Audited Financial Statements, the “Financial Statements”). In the event the Closing has not occurred prior to the 45th day following the end of any fiscal quarter of Avaya ending after December 31, 2016, the Interim Financial Statements shall also include, to the extent required by Purchaser under applicable Law in connection with consummation of the Acquisition, an unaudited combined balance sheet of the Business as of the end date for such fiscal quarter and the related unaudited combined statement of operations and statement of cash flows for such fiscal quarter. Purchaser shall use its reasonable best efforts, and Avaya shall provide such assistance reasonably requested by Purchaser, to seek (commencing promptly following the date hereof) and obtain a waiver from the SEC that provides that Purchaser (a) will not be required to include audited financial statements of the Business with respect to fiscal year 2014 in connection with any filings on Form 8-K required in connection with consummation of the Acquisition and (b) will be permitted to file abbreviated financial statements of the Business with respect to fiscal years 2015 and 2016 and any required interim period. In the event that Purchaser is unable to obtain such waiver contemplated by clause (a) prior to April 1, 2017, then the Audited Financial Statements shall also include the audited combined balance sheet of the Business as of September 30, 2014 and the related audited combined statements of operations and statements of cash flows for the fiscal year ended September 30, 2014. The Financial Statements shall be prepared in accordance with the requirements of Regulation S-X promulgated under the Securities Act and GAAP (applied on a consistent basis throughout the periods covered); provided that no representation is made with respect to the Financial Statements except to the extent set forth in Section 3.04.

(b) Pro Forma Financial Statements; Cooperation. Following the Closing, Avaya shall, and shall cause each of its subsidiaries to, permit Purchaser and its Representatives to contact Avaya’s accountants, auditors and employees, and Avaya shall, and shall use its reasonable best efforts to cause such accountants, auditors and employees to, discuss, cooperate and provide information reasonably requested by Purchaser or its Representatives, in order for Purchaser to prepare pro forma financial statements of Purchaser that meet the requirements of Regulation S-X promulgated under the Securities Act and within the timeframe specified for Purchaser to file such financial statements on Form 8-K under the Securities Exchange Act of 1934; provided that such discussions, cooperation and provision do not unreasonably interfere or disrupt the normal operations of Avaya and such subsidiaries (it being understood that Purchaser shall be responsible for (i) the information relating to the proposed debt and equity capitalization of Purchaser and its subsidiaries after the Closing Date or (ii) any information concerning the assumptions underlying the pro forma adjustments to be made in such pro forma financial statements, which assumptions shall be the responsibility of Purchaser, or pro forma cost savings or other pro forma adjustments desired by Purchaser to be made in such pro forma financial statements). Avaya shall, and shall use its respective reasonable best efforts to cause its accountants, auditors and employees to, cooperate with Purchaser with regards to responding to any comments from the SEC on the financial statements of the Transferred Assets and the Business.

Section 5.12 Separation of Mixed-Use Contracts. Prior to Closing, Avaya shall, and shall cause its subsidiaries to, use their commercially reasonable efforts (which shall not include the giving of any consideration), in consultation with Purchaser, to separate the Mixed-Use Contracts listed on Section 3.09 of the Disclosure Schedule or otherwise reasonably requested by Purchaser (in each case, other than Excluded Contracts and Government Contracts) into two contracts with the applicable counterparty, one contract with terms and conditions that are Related to the Business (“Transferred Mixed-Use Contract”) and one contract that relates to the other businesses of the Sellers or their subsidiaries (“Retained Mixed-Use Contract”) in each case on terms and conditions which, in the aggregate, are comparable to those of such Mixed-Use Contract prior to separation. Avaya or one of its subsidiaries shall enter into each Transferred Mixed-Use Contract with changes only to (a) change terms and conditions that relate to the other businesses of the Sellers or that related to all business of the Sellers prior to such separation, (b) allow for assignability, (c) make other ministerial changes and (d) make any changes agreed to by Purchaser. If a Mixed-Use Contract is separated prior to Closing, the Transferred Mixed-Use shall be a Transferred Contract and the Retained Mixed-Use Contract shall be an Excluded Contract.

Section 5.13 Submission for Bankruptcy Court Approval.

(a) No later than the close of business on the third (3rd) Business Day following the date of this Agreement but no earlier than following the making of the public announcement contemplated by Section 5.06, Avaya shall file the Bidding Procedures and Sale Motion. The parties shall use their respective commercially reasonable efforts to have (i) the Bankruptcy Court enter the Bidding Procedures Order as promptly as practicable after the filing of the

Bidding Procedures Motion, (ii) the Auction commence at least two (2) Business Days prior to the Sale Hearing and (iii) the Bankruptcy Court enter the Sale Order as promptly as practicable after the completion of the Auction but, in any event, no later than 120 days after the date of this Agreement. Avaya shall give notice under the Bankruptcy Code of the request for the relief specified in the Bidding Procedures and Sale Motion to all Persons entitled to such notice, including all Persons that have asserted Liens in the Transferred Assets and all non-debtor parties to the Transferred Contracts and the Assumed Leases, and other appropriate notice as required by the Federal Rules of Bankruptcy Procedure and the local rules of the Bankruptcy Court, including such additional notice as the Bankruptcy Court shall direct or as Purchaser may reasonably request, and provide appropriate opportunity for hearing, to all parties entitled thereto, of all motions, orders, hearings, or other Proceedings in the Bankruptcy Court relating to this Agreement or the transactions contemplated hereby. Avaya shall be responsible for making all appropriate filings relating thereto with the Bankruptcy Court, which filings shall be in form and substance acceptable to the Purchaser in its commercially reasonable discretion and submitted, to the extent practicable, to Purchaser prior to their filing with the Bankruptcy Court for the Purchaser’s prior review and comment.

(b) A list of the Transferred Contracts and Assumed Leases shall be filed as an exhibit to the Bidding Procedures and Sale Motion (or, if required by the Bankruptcy Court, a motion to assume and assign the Transferred Contracts and Assumed Leases), and shall be described in sufficient detail to provide adequate notice to the non-debtor parties to such Contracts. Upon removal by Purchaser of the Transferred Contracts and Assumed Leases in accordance with Section 1.07, Avaya shall promptly remove any Transferred Contracts or Assumed Leases from such exhibit, as applicable. Such exhibit shall set forth the applicable Cure Payment, if any, for each Transferred Contract and each Assumed Lease as reasonably estimated in good faith by Avaya.

(c) Avaya and Purchaser shall consult with one another regarding pleadings that any of them intends to file with the Bankruptcy Court in connection with, or which might reasonably affect the Bankruptcy Court’s approval of, as applicable, the Bidding Procedures Order or the Sale Order. Avaya shall promptly provide Purchaser and its counsel with copies of all notices, filings and orders of the Bankruptcy Court that Avaya has in its possession (or receives) pertaining to the Bidding Procedures and Sale Motion, the Bidding Procedures Order, the Sale Order or any other order related to any of the transactions contemplated by this Agreement, but only to the extent such papers are not publicly available on the docket of the Bankruptcy Court or otherwise made available to Purchaser and its counsel.

(d) If the Bidding Procedures Order, the Sale Order, or any other orders of the Bankruptcy Court relating to this Agreement or the transactions contemplated hereby shall be appealed by any Person (or if any petition for certiorari or motion for reconsideration, amendment, clarification, modification, vacation, stay, rehearing or reargument shall be filed with respect to the Bidding Procedures Order, the Sale Order or other such order), subject to rights otherwise arising from this Agreement, the Debtors and the Purchaser shall use their commercially reasonable efforts to prosecute such appeal, petition or motion and obtain an expedited resolution of any such appeal, petition or motion.

(e) Avaya will provide Purchaser with a reasonable opportunity to review and comment upon all motions, applications, petitions, schedules and supporting papers prepared by Avaya or its subsidiaries (including forms of orders and notices to interested parties) in connection with transactions contemplated by this Agreement, to the extent practicable, prior to their filing with the Bankruptcy Court.

(f) Avaya and Purchaser acknowledge that this Agreement and the transactions contemplated hereby are subject to entry of, as applicable, the Bidding Procedures Order and the Sale Order. In the event of any discrepancy between this Agreement and the Bidding Procedures Order and the Sale Order, the Bidding Procedures Order and the Sale Order shall govern; provided that nothing in this Section 5.13(f) shall limit the rights of Purchaser hereunder in the event that any Bidding Procedures Order or any Sale Order does not comply with the Agreement.

Section 5.14 Overbid Procedures; Adequate Assurance.

(a) Avaya and Purchaser acknowledge that this Agreement and the sale of the Business and the Transferred Assets are subject to higher and better bids and Bankruptcy Court approval. Purchaser and Avaya acknowledge that the Debtors must take reasonable steps to demonstrate that they have sought to obtain the highest or otherwise best price for the Business and the Transferred Assets, including giving notice thereof to the creditors of the Debtors and other interested parties, providing information about the Business to prospective bidders, entertaining higher and better offers from such prospective bidders, and, in the event that additional qualified prospective bidders desire to bid for the Business and the Transferred Assets, conducting an auction (the “Auction”).

(b) The bidding procedures to be employed with respect to this Agreement and any Auction shall be those reflected in the Bidding Procedures Order. Purchaser acknowledges that Avaya and its affiliates and Representatives are and may continue soliciting inquiries, proposals or offers for the Business and the Transferred Assets in connection with any Alternative Transaction pursuant to the terms of the Bidding Procedures Order.

(c) Prior to the Sale Hearing, Purchaser shall provide adequate assurance of future performance as required under Section 365 of the Bankruptcy Code for the Transferred Contracts and Assumed Leases. Purchaser agrees that it will promptly take all actions reasonably required to assist in obtaining a Bankruptcy Court finding that there has been an adequate demonstration of adequate assurance of future performance under the Transferred Contracts and the Assumed Leases, such as furnishing affidavits, non-confidential financial information and other documents or information for filing with the Bankruptcy Court and making Purchaser’s Representatives available to testify before the Bankruptcy Court.

(d) Avaya and Purchaser agree, and the Bidding Procedures and Sale Motion shall reflect the fact that, the provisions of this Agreement, including this Section 5.14, Section 5.15 and Section 5.16, are reasonable, were a material inducement to Purchaser, and were reasonably relied upon by Purchaser in deciding, to enter into this Agreement, and are designed to achieve the highest or otherwise best price for the Business and Transferred Assets.

Section 5.15 Termination Fee.

(a) If (i) this Agreement is terminated for any reason pursuant to Section 8.01(b), Section 8.01(c), Section 8.01(f), Section 8.01(g) or Section 8.01(h) and (ii) Avaya or any of its affiliates consummates an Alternative Transaction within one (1) year following such termination, then Avaya shall, subject to approval by the Bankruptcy Court and without the requirement of any notice or demand from Purchaser, immediately pay to Purchaser the Termination Fee in cash on the day such Alternative Transaction is consummated; provided that in the event (A) this Agreement is terminated pursuant to Section 8.01(b), Section 8.01(f)(iv) or Section 8.01(g)(iii), (B) Avaya’s failure to perform any of its obligations under this Agreement is not a substantial cause of the circumstances giving rise to such termination and (C) in the case of a termination pursuant to Section 8.01(b)(i) or Section 8.01(f)(iv), such Judgment or Final Order, as applicable, is not a Final Order of the Bankruptcy Court related to the Successful Bidder or the Backup Bidder (in each case, other than Purchaser) at the Auction, for purposes of this Section 5.15(a), neither the term “Restructuring Transaction” nor the term “Alternative Transaction” will include any transaction (including any reorganization or plan of reorganization) where the Transferred Assets (or a material portion thereof) do not represent more than twenty percent (20%) of the aggregate revenues generated by the business or assets involved therein.

(b) The Termination Fee shall be made by wire transfer of immediately available funds to an account designated by Purchaser.

(c) Pursuant to the Bidding Procedures Order and subject to approval by the Bankruptcy Court, the claim of Purchaser in respect of the Termination Fee is and constitutes an allowed super-priority administrative expense claim against Avaya under Sections 503 and 507(b) of the Bankruptcy Code in the Bankruptcy Cases, senior to all other administrative expense claims of Avaya.

(d) Each of the parties hereto acknowledges and agrees that the agreements contained in this Section 5.15 and Section 5.16 are an integral part of the transactions contemplated by this Agreement and that the Termination Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will reasonably compensate Purchaser in the circumstances in which such Termination Fee is payable for the efforts and resources expended and opportunities foregone by Purchaser while negotiating and pursuing the transactions contemplated by this Agreement and in reasonable reliance on this Agreement and on the reasonable expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision.

Section 5.16 Expense Reimbursement.

(a) Avaya shall, subject to approval by the Bankruptcy Court and without the requirement of any notice or demand from Purchaser, pay the Purchaser Expense Reimbursement in cash to Purchaser two (2) Business Days after the earlier to occur of (i) the date this Agreement is terminated by Purchaser pursuant to Section 8.01, other than pursuant to Section 8.01(a), and (ii) the date this Agreement is terminated by Avaya pursuant to Section 8.01, other than pursuant to Section 8.01(a), Section 8.01(d), Section 8.01(e) or Section 8.01(i).

(b) Pursuant to the Bidding Procedures Order, and subject to approval by the Bankruptcy Court, the claim of Purchaser in respect of the Purchaser Expense Reimbursement is and constitutes an allowed super-priority administrative expense claim against Avaya under Sections 503 and 507(b) of the Bankruptcy Code in the Bankruptcy Cases, senior to all other administrative expense claims of Avaya.

Section 5.17 Cure Payments; Cure of Defaults.

(a) Subject to entry of the Sale Order, Avaya shall, on or prior to the Closing (or, in the case of any Transferred Contract or Assumed Lease that is to be assigned following the Closing, on or prior to the date of such assignment) pay, or cause to be paid, the Cure Payments and cure any and all other defaults and breaches under the Transferred Contracts and Assumed Leases so that such Contracts may be assumed by Avaya and its subsidiaries and assigned to Purchaser in accordance with the provisions of Section 365 of the Bankruptcy Code and this Agreement. Avaya agrees that it will promptly take such actions as are reasonably necessary to obtain a Final Order of the Bankruptcy Court providing for the assumption and assignment of such Contracts. To the extent Avaya is responsible for any Cure Payments pursuant to the terms hereof that have been finally determined by the Bankruptcy Court, Purchaser may, in its sole discretion and upon prior written notice to Avaya, pay such amount(s) on behalf of Avaya, in which case Avaya shall have no further responsibility therefor, and, upon reasonable prior notice to Avaya, together with reasonable supporting documentation therefor, offset such amount(s) against any amount(s) Purchaser may owe Avaya (including by deducting such amounts, at the Closing, from the Closing Date Payment).

(b) With respect to any Contract Related to the Business which is not a Transferred Contract or Assumed Lease on the Closing Date and provided such Contract has not been rejected by Avaya after the Closing Date pursuant to Section 365 of the Bankruptcy Code, upon written notice(s) from Purchaser to Avaya given at any time after the Closing Date, Avaya shall promptly take all actions reasonably necessary to assume and assign to Purchaser pursuant to Section 365 of the Bankruptcy Code any such Contract(s) set forth in Purchaser’s notice(s); provided that any Cure Payment applicable thereto shall be satisfied solely by Purchaser, and provided that such assumption and assignment (and payment by Purchaser of such Cure Payment), shall not affect the amount of the Purchase Price. Notwithstanding anything in this Agreement to the contrary, on the date any such Contract is assumed and assigned to Purchaser pursuant to this Section 5.17, such Contract shall thereafter be deemed a Transferred Asset for all purposes under this Agreement.

Section 5.18 Competing Bids.

(a) Avaya shall (a) promptly notify Purchaser of any Competing Bid that has been made as of the date of this Agreement or is subsequently made, and (b) keep Purchaser reasonably informed with respect to the status of the foregoing without breaching any Law, fiduciary duty or duty of confidentiality owed to any person, or waiving any legal or similar privileges, in accordance with Section 5.02(c) of this Agreement. Within one (1) Business Day of the Bid Deadline, Avaya will inform Purchaser as to whether or not there will be an Auction.

(b) Avaya and its representatives shall have the authority to respond to any inquiries or offers to purchase all or any part of the Transferred Assets and perform any and all other acts related thereto which are required under the Bankruptcy Code or other applicable law, including supplying information relating to the Business and the assets of Seller to prospective purchasers.

Section 5.19 CPOD Agreement. Between the date hereof and the Closing, the parties will discuss in good faith the potential terms of a Hardware and Software OEM and Resale Agreement (the “CPOD Agreement”), substantially on the terms and conditions set forth on Exhibit O attached hereto or otherwise reasonably acceptable to Avaya and Purchaser. The CPOD Agreement will be based on a customary template and otherwise on terms reasonably acceptable to the parties. The parties shall use their respective commercially reasonable efforts to finalize the terms of the CPOD Agreement between the date hereof and Closing and enter into such CPOD Agreement as of the Closing.

Section  5.20 Disclosure and Delivery of Intellectual Property. Avaya agrees, upon the Closing and thereafter for any item not previously delivered, upon Purchaser’s reasonable request during the twelve (12) month period after the Closing Date, to use commercially reasonable efforts to deliver to Purchaser copies of any Software (which shall be delivered in source code form together with any and all text, data and data structures, diagrams, manuals, instructions, procedures, build scripts, test scripts, compilation tools, and other information, in all cases necessary to enable Purchaser’s use of such Software) and tangible embodiments of any trade secrets, know-how and other Technology, in each case, that constitute Transferred Intellectual Property or Sellers Licensed Intellectual Property and in each case that Purchaser can demonstrate to Avaya’s reasonable satisfaction is not in Purchaser’s possession or control and was not previously provided to Purchaser, each of which shall be delivered via electronic transmission or load and leave procedures or other procedures agreed between Avaya and Purchaser.

Section 5.21 TSA Matters.

(a) On or prior to the 15th day following the date hereof, Purchaser will amend the Sections 1 and 8 of Exhibit A of the Transition Services Agreement to (i) delete the services in such Sections that Purchaser will not be using under the Transition Services Agreement and/or (ii) revise the “Duration” set forth with respect to such services in such Sections that Purchaser will be using under the Transition Services Agreement. For the avoidance of doubt, following the 15th day following the date hereof, Sections 1 and 8 of Exhibit A of the Transition Services Agreement may not be amended without the consent of both parties.

(b) On or prior to the 45th day following the date hereof, Purchaser will amend the other Sections of Exhibit A of the Transition Services Agreement that are not the subject of Section 5.21(a) and Avaya will amend Exhibit B of the Transition Services Agreement, in each case, to (i) delete the services in such Sections that Purchaser or Avaya, as applicable, will not be using under the Transition Services Agreement and/or (ii) revise the “Duration” set forth with respect to such services in such Sections that Purchaser or Avaya, as applicable, will be using under the Transition Services Agreement. For the avoidance of doubt, following the 45th day following the date hereof, neither such sections of Exhibit A nor Exhibit B of the Transition Services Agreement may be amended without the consent of both parties.

(c) In each case of Section 5.21(a)(ii) and Section 5.21(b)(ii), (i) the “Duration” specified by Purchaser shall be a firm date or period, and not a range of dates or optional dates or periods and (ii) in no event will the amount set forth under the heading “Monthly Cost” in Exhibit A and Exhibit B of the Transition Services Agreement be changed, without the consent of both parties.

(d) Following the 15th day following the date hereof or the 45th day following the date hereof, as applicable, (i) except as set forth in the Transition Services Agreement, neither Avaya nor Purchaser will be obligated to provide or cause to be provided any services not set forth on the applicable Sections of Exhibit A and Exhibit B of the Transition Services Agreement as of such date, (ii) Avaya will be obligated to provide or cause to be provided the services that are set forth on the applicable Sections of Exhibit A of the Transition Services Agreement as of such date, (iii) Purchaser will not be obligated to pay Avaya for any services not set forth on the applicable Sections of Exhibit A of the Transition Services Agreement as of such date and (iv) Purchaser will be obligated to pay Avaya for the services that are set forth on the applicable Sections of Exhibit A of the Transition Services Agreement for the respective “Duration” of such services set forth on Exhibit A of the Transition Services Agreement as of such date.

Section 5.22 Certain Consent Matters. Avaya will use commercially reasonable efforts to obtain Consents necessary to effectual the transfer to Purchaser of (a) the Avaya Xirrus Interest (as defined in the Disclosure Schedules) and any Transferred Contracts with Xirrus, Inc., in each case, to the extent required by and in accordance with the Contracts governing the Avaya Xirrus Interest and such Transferred Contracts and (b) the Assumed Leases; provided that the foregoing will not require Avaya or any of its subsidiaries to expend any money or to incur any Liability to obtain any such Consent; provided further that Purchaser acknowledges that the Avaya Xirrus Interest is subject to a right of first refusal, pursuant to which Avaya may be required to transfer the Avaya Xirrus Interest to a third party and may not be able to transfer the Avaya Xirrus Interest to Purchaser.

ARTICLE VI

EMPLOYMENT MATTERS

Section  6.01 Non-ARD Employees.

(a) Offer of Employment. Not later than thirty (30) days prior to the Closing (or if required by applicable Law, such greater period as required by applicable Law and practices), Purchaser or one of its affiliates shall offer employment with Purchaser or one of its affiliates to at least a majority of the Employees (which majority excludes ARD Automatic Transferred Employees), commencing as of the Closing, on the terms set forth in this Article VI (including Section 6.02(a)). Commencing promptly following the date hereof, the parties will discuss and use their respective reasonable best efforts to determine positions, roles and/or functional areas for Employees that will and will not be offered employment by Purchaser or one of its affiliates (as contemplated by the previous sentence), and to complete such determination, within forty-five (45) days following the date hereof. The Non-ARD Employees who accept the offer of employment with Purchaser or one of Purchaser’s affiliates shall be referred to as “Non-ARD Transferred Employees”. Nothing herein shall be construed as a representation or guarantee by any Seller or any of their respective affiliates that any or all of the Non-ARD Employees will accept the offer of employment from Purchaser or one of Purchaser’s affiliates or will continue in employment with Purchaser or one of Purchaser’s affiliates following the Closing. Purchaser shall carry out all actions necessary under applicable Law to effect the transfer of employment to it of each such Non-ARD Transferred Employee who has accepted that offer. Notwithstanding anything to the contrary herein, where applicable, the parties intend that there shall be continuity of employment with respect to all Non-ARD Transferred Employees immediately prior to the Closing and that the transactions contemplated by this Agreement do not constitute a separation, termination or severance of employment of any Non-ARD Employee or Non-ARD Transferred Employee prior to or upon the Closing. Purchaser shall indemnify Avaya and its subsidiaries against any Liabilities arising out of (i) any failure of Purchaser to carry out all actions necessary under applicable Law to effect the transfer of employment, (ii) any failure of Purchaser to comply with Section 6.02(a) and (iii) any amount payable to or in respect of any Non-ARD Transferred Employee in respect of his or her employment following Closing, except as otherwise set forth in this Article VI. Purchaser must keep Avaya informed in writing of all offers and acceptances referred to above within seven (7) days of all such offers and acceptances.

(b) Rejected Offers. If a Non-ARD Employee rejects any offer of, or is not offered, employment from Purchaser or one of its affiliates, Purchaser shall not, and shall cause its subsidiaries not to, knowingly solicit, entice away, employ, offer to employ, or contract with any such Non-ARD Employee for a period of twelve months following the Closing, except where prior written consent has been obtained from Avaya; provided, however, that Purchaser and its subsidiaries shall be free to conduct general, non-directed solicitation advertisements or web postings for employment or utilizing an independent employment search firm, in each case, which does not target employees of Avaya and its subsidiaries.

Section 6.02 Terms of Employment.

(a) Except to the extent greater benefits are required by applicable Law, during the period that begins as of the Closing Date and continues through the date that is twelve months after the Closing Date (the “Continuation Period”), Purchaser or one of Purchaser’s affiliates shall provide to each Transferred Employee (i) a position at a grade level and with responsibilities that are no less in the aggregate than the level and responsibilities in effect for such Transferred Employee immediately prior to the Closing Date, and at a work location that is within a “reasonable distance” (or similar term) under applicable Law of such Transferred Employee’s primary work location immediately prior to the Closing Date, (ii) a base salary or hourly wage, and bonus, incentive and/or commission opportunity no less than that in effect for such Transferred Employee immediately prior to the Closing Date (or, in the case of a Transferred Employee on disability or other leave of absence immediately prior to the Closing Date, the base salary or hourly wage and bonus, incentive and/or commission opportunity in effect immediately prior to such leave or such higher rate as required under Law), and (iii) employee benefits that are no less favorable in the aggregate (including defined contribution pension, health and welfare, severance, or benefits and nonqualified deferred compensation, and equity compensation) than that in effect for such Transferred Employee immediately prior to the Closing Date, such that, in the cases of (i), (ii) and (iii), such terms and conditions would preclude any claims of actual or constructive dismissal, claims for end of service, gratuity, indemnity or similar payments or similar claims under any Law.

(b) Purchaser and Purchaser’s subsidiaries shall be responsible for, and shall indemnify and hold Seller and Seller’s subsidiaries harmless from, all Liabilities with respect to employment, employee benefits and related matters with respect to all Transferred Employees that have arisen from such Transferred Employees’ employment (i) after the Closing and (ii) prior to or on the Closing, but, in the case of this clause (ii), only to the extent of any Liabilities are to be assumed by Purchaser pursuant to Section 1.05(a), Section 6.10(a) or Section 6.11. Except as otherwise provided in this Article VI, Seller and Seller’s subsidiaries shall be responsible for all Liabilities and shall indemnify and hold Purchaser and Purchaser’s subsidiaries harmless from, all Liabilities with respect to employment, employee benefits and related matters with respect to all Employees that have arisen on or prior to the Closing, including Liabilities in respect of (i) awards of equity or equity based compensation granted to Transferred Employees prior to the Closing, (ii) benefits accrued under the Seller DB Plans prior to the Closing and (iii) compensation and benefits accrued with respect to any period prior to the Closing under any Employee Benefit Plan retained by any Seller or any of their respective affiliates, in all cases, except to the extent otherwise set forth herein, including Section 1.05(a), Section 6.10(a) or Section 6.11. For the avoidance of doubt, Purchaser, or one of its subsidiaries, shall indemnify Avaya and its subsidiaries against any Liability related to the Transferred Employees which arises out of or in connection with (i) the termination of employment of a Transferred Employee following the Closing or any other act or omission by Purchaser, or one of its subsidiaries, or any other event, matter or circumstance occurring after Closing; and (ii) any employment claims brought by, or related to, the Transferred Employees, arising from facts, acts or circumstances occurring or existing after Closing.

(c) Purchaser or one of its affiliates shall assume all obligations of Sellers and any of their respective affiliates with respect to the Transferred Employees under each collective bargaining, works council or other similar agreement disclosed in Section 3.13 of the Disclosure Schedule.

Section 6.03 Defined Benefit Plan.

(a) No assets or liabilities with respect to the Transferred Employees shall be transferred as a result of this Agreement from the Seller DB Plans to any plan or arrangement established by Purchaser or any of Purchaser’s affiliates, and, as of the Closing, no Transferred Employees shall accrue additional benefits under the Seller DB Plans (to the extent such accruals have not already ceased).

(b) Effective as of the Closing, Purchaser or one of its affiliates shall assume the German pension obligations to Transferred Employees set forth on Section 6.03(b) of the Disclosure Schedule in accordance with applicable Law (the “Assumed Pension Obligations”).

Section 6.04 401(k) Plan. Effective as of the Closing Date, Purchaser or any of its affiliates shall permit each Non-ARD Transferred Employee, who is located in the United States, to participate or to be eligible to participate in Purchaser’s defined contribution plan that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (such plan being referred to as the “Purchaser 401(k) Plan”). Avaya shall cause, as of the Closing Date, all accrued benefits of all Non-ARD Transferred Employees under the Seller 401(k) Plan to be fully vested. Under the terms of the Seller 401(k) Plan, each Non-ARD Transferred

Employee who has an account under the Seller 401(k) Plan shall be eligible to receive an immediate distribution from such Seller 401(k) Plan following the Closing. The Purchaser 401(k) Plan shall accept (and shall be amended, prior to the Closing, to the extent necessary to accept) the rollover of any “eligible rollover distribution” (within the meaning of Section 402(c)(4) of the Code) from the Seller 401(k) Plan.

Section 6.05 Health and Welfare Benefit Plans. Effective as of the Closing, Purchaser or one of Purchaser’s affiliates shall maintain or cause to be maintained benefit plans to provide medical care, dental care and vision care for the Transferred Employees (collectively, the “Purchaser Health Plans”). No waiting period or exclusion from coverage of any pre-existing medical condition shall apply to the participation of any Transferred Employee (or dependent thereof) in the Purchaser Health Plans, and all payments, charges and expenses of such Transferred Employees (and their eligible dependents) that were applied toward the deductible and out-of-pocket maximums under the comparable Employee Benefit Plans during the plan year in which the Closing occurs shall be credited toward any deductible and out-of-pocket maximum applicable under the Purchaser Health Plans for the plan year in which the Closing occurs. In addition, to the extent that any Transferred Employee (or dependent thereof) has begun a course of treatment with a physician or other service provider who is considered “in-network” under any Seller Health Plan and such course of treatment is not completed prior to the Closing, Purchaser shall use its reasonable best efforts to arrange for transition care, whereby such Transferred Employee (or dependent thereof) may complete the applicable course of treatment with the pre-Closing physician or other service provider at “in-network” rates. By way of example, the transition of care described in the preceding sentence shall cover chemotherapy, orthodontia, and pregnancy-related office visits through birth. Effective as of the Closing, Transferred Employees shall cease to be eligible to participate in the Seller health and welfare plans (collectively, the “Seller H&W Plans”) and shall be eligible to commence participation in Purchaser Health Plans and other Purchaser welfare benefit plans (collectively, the “Purchaser H&W Plans”) in accordance with, and subject to, the membership, eligibility and coverage requirements thereof (which shall conform to the requirements of this Article VI). Following the Closing, Purchaser and Purchaser’s affiliates shall be responsible under the Purchaser H&W Plans for all claims by or on behalf of the Transferred Employees for participation in the Purchaser H&W Plans.

Section  6.06 Credit for Service with Seller. Where applicable, and automatically applicable if required by Law, Purchaser and Purchaser’s affiliates shall credit each Transferred Employee’s length of service with Sellers and their respective affiliates for all purposes (including eligibility, vesting, benefit accrual and calculating entitlement to vacation days, sick days, gratuity payments, indemnity payments, end-of-service payments and severance payments) to the same extent such service was recognized under the plan, program, policy or arrangement of Sellers or any of their respective affiliates that most closely resembles that to be offered by Purchaser or one of Purchaser’s affiliates; provided, however, that such service shall not be recognized or credited (i) for any purpose under any equity, phantom equity or similar compensation plan or defined benefit pension maintained by Purchaser or Purchaser’s affiliates or (ii) to the extent that such recognition would result in a duplication of benefits provided to the Transferred Employee or to the extent that such service was not recognized under any similar Employee Benefit Plan, in each case of (i) and (ii), unless required by applicable Law.

Section 6.07 COBRA and HIPAA. Effective as of the Closing, Purchaser and Purchaser’s affiliates shall assume all obligations, liabilities and commitments with respect to Non-ARD Transferred Employees and their eligible dependents, in respect of health insurance under the Consolidated Omnibus Budget Reconciliation Act of 1985, the Health Insurance Portability and Accountability Act of 1996, Sections 601 et seq. and Sections 701 et seq. of ERISA, Section 4980B and Sections 9801 et seq. of the Code and applicable state or similar Laws.

Section 6.08 Workers’ Compensation. Effective as of the Closing, Purchaser and Purchaser’s affiliates shall be responsible for all workers’ compensation benefits payable to or on behalf of the Transferred Employees, except that Sellers and their respective subsidiaries shall be responsible for all workers’ compensation benefits payable under the terms and conditions of the workers’ compensation programs maintained by Sellers and their respective subsidiaries for claims by or on behalf of Non-ARD Transferred Employees and ARD Non-Automatic Transferred Employees relating to events occurring prior to the Closing Date.

Section 6.09 Liabilities. From and after the Closing Date, subject to applicable Laws, Purchaser shall be solely responsible for paying, providing and satisfying when due the following: all compensation (including salary, wages, commissions, bonuses, incentive compensation, overtime, premium pay and shift differentials), vacation, personal days, sick pay and other paid time off, benefits and benefit claims, gratuity payments, indemnity payments, end-of-service payments, severance and termination pay (including any employer Taxes or other payments related thereto), notice and benefits under all applicable Laws in each case, accruing, incurred or arising as a result of employment or separation from employment with Purchaser after the Closing Date with respect to Transferred Employees In the event that Avaya or its subsidiaries is required to retain, honor, pay or provide any of the items contemplated to be assumed, honored, paid or provided by Purchaser pursuant to this Section 6.09, Purchaser will indemnify and hold harmless Avaya and its subsidiaries for any such items so retained, honored, paid or provided by Avaya or its subsidiaries.

Section 6.10 Severance Liability.

(a) Effective as of the Closing, Purchaser and Purchaser’s affiliates shall assume all Liabilities in respect of Claims made by any Transferred Employee (or any other individual with a colorable claim that he or she is a Transferred Employee) for severance or other termination benefits (including claims for wrongful dismissal, notice of termination of employment, pay in lieu of notice or breach of contract) arising out of, relating to or in connection with any failure to offer employment to, or to continue the employment of, any such Transferred Employee (or other individual with a colorable claim that he or she is a Transferred Employee) on terms and conditions that would preclude any claims of actual or constructive dismissal, claims for end of service, gratuity, indemnity or similar payments or similar claims under any Law or other failure to comply with the terms of this Agreement.

(b) Except for any Employees who were offered employment by Purchaser in accordance with this Article VI and did not accept such offer (which are the subject of Section 6.10(c)) and subject to Section 6.10(a), Sellers and their subsidiaries shall be solely responsible for the amount of any payments or benefits as required by applicable Law or an applicable Employee Benefit Plan in effect as of the date hereof paid to those certain Employees who did not become Transferred Employees in connection with such individuals’ termination of employment as of the Closing, including any severance, termination, pay in lieu of notice, gratuity payments required to be made in India pursuant to the Payment of Gratuity Act, 1972, as amended, redundancy and similar payments (and not, for the avoidance of doubt, in connection with such individual’s ongoing employment following the Closing).

(c) Sellers and their subsidiaries shall be solely responsible for the amount of any payments or benefits paid to those certain Employees who did not become Transferred Employees because such individuals were offered and did not accept Purchaser’s offer of employment in connection with such individuals’ termination of employment as of the Closing, including, any severance, termination, pay in lieu of notice, gratuity payments required to be made in India pursuant to the Payment of Gratuity Act, 1972, as amended, redundancy and similar payments, and such individual’s ongoing employment following the Closing; provided that Purchaser’s offer(s) of employment complied with the requirements of this Article VI.

Section 6.11 Accrued Vacation. All accrued but unused vacation, gratuity payments, personal hours or days earned and sick leave of the Transferred Employees under the vacation, gratuity payments, personal hours or days and sick leave policies of Sellers and their subsidiaries, to the extent accrued in the ordinary course of business prior to the Closing with respect to only Transferred Employees, shall be carried over and assumed by Purchaser or one of its affiliates; provided that if such vacation, gratuity payments, personal hours or days earned and/or sick leave of the Transferred Employees is required to be paid out under applicable Law, then Purchaser shall reimburse Sellers for the aggregate amount of the costs to Sellers to effectuate such cash out with respect to only the Transferred Employees (including the amount of any employer taxes related thereto) as soon as practicable, but in no event later than ten (10) Business Days after receiving a schedule setting forth such expenses from Seller. Sellers or their affiliates shall be solely responsible for all accrued and unpaid hours of vacation, gratuity payments, personal hours or days earned and sick leave applicable to Employees that are not Transferred Employees.

Section 6.12 Administration, Employee Communications, Cooperation. Following the date of this Agreement, Avaya (and its subsidiaries) shall, and Purchaser (and its affiliates) shall, reasonably cooperate and use good faith efforts in all matters reasonably necessary to effect the transactions contemplated by this Article VI, including Avaya (and its subsidiaries) providing Purchaser information and data relating to workers’ compensation, employee benefits and employee benefit plan coverages (except to the extent prohibited by Law) and Avaya and/or Purchaser, as applicable, making any and all required filings and notices, making any and all required communications with Transferred Employees and obtaining any governmental approvals required hereunder.

Section 6.13 Labor Consultations. Purchaser and Avaya shall, and shall cause their subsidiaries to, cooperate fully in carrying out applicable provisions of information to, or consultations, discussions or negotiations with relevant unions, works councils or other employee representative groups. Avaya shall complete, or cause to be completed, prior to the Closing, and Purchaser shall assist and cooperate fully with Avaya in causing to be completed, all notifications required by applicable Law, to, and all consultations required by applicable Law with, the employees, employee representatives, work councils, trade unions, labor boards and relevant Governmental Entities concerning the Acquisition with respect to the Non-ARD Transferred Employees.

Section 6.14 WARN Act. Purchaser and Purchaser’s affiliates agree to provide any required notice under the Worker Adjustment and Retraining Notification Act of 1988, as amended (the “WARN Act”), and any similar Law, and to otherwise comply with the WARN Act and any such other similar Law with respect to any “plant closing” or “mass layoff” (as defined in the WARN Act) or group termination or similar event affecting Transferred Employees (including as a result of the consummation of transactions contemplated by this Agreement) and occurring after the Closing. Avaya shall notify Purchaser of any layoffs of any Employees that occur during the 90-day period prior to the Closing.

Section 6.15 Flexible Spending Accounts. Prior to Closing, Purchaser or one of Purchaser’s affiliates shall allow each Transferred Employee in the United States to participate in or be eligible to participate in a flexible spending account plan (“Purchaser FSA”). Each Transferred Employee shall be treated as if his or her participation in Purchaser FSA had been continuous from the beginning of the plan year under the comparable Employee Benefit Plan in which the Closing occurs and each existing salary reduction election shall be taken into account for the remainder of the plan year under Purchaser FSA in which the Closing occurs, as if made under Purchaser FSA. Purchaser FSA shall provide reimbursement for medical care expenses incurred by Transferred Employees following the Closing (excluding claims incurred before the Closing), up to the amount of such Transferred Employees’ elections and reduced by amounts previously reimbursed by Seller FSA. With respect to Transferred Employees, this Section 6.15 shall be interpreted and administered in a manner consistent with Rev. Rul. 2002-32, 2002-1 C.B. 1069 (June 6, 2002).

Section 6.16 Retention Plans. Avaya or its affiliates entered into change of control or other retention agreements with certain Transferred Employees (the “Retention Agreements”). Avaya and its subsidiaries shall be responsible for Liabilities pursuant to the Retention Agreements (subject to any necessary Bankruptcy Court approval) and in no event will Purchaser or any of its subsidiaries assume any Liability under any such Retention Agreement.

Section 6.17 Non-US Employees. For any Non-ARD Transferred Employees who are principally based outside the United States, the provisions of Section 6.01 through Section 6.16 shall apply to such employees mutatis mutandis to the maximum extent permitted by applicable Law.

Section 6.18 ARD Employees

(a) In this Section 6.18 “Employment Liability” and “Employment Liabilities” includes any award, compensation, damages, fine, loss, order, penalty or payment made by way of settlement and costs and expenses reasonably incurred in connection with a claim or investigation (including any investigation by any enforcement, regulatory or supervisory body and of implementing any requirements which may arise from any such investigation); legal costs and expenses being assessed on an indemnity basis.

(b) The Sellers and Purchaser acknowledge and agree that the ARD will have effect in the applicable jurisdictions after Closing. Accordingly, from Closing, Purchaser, or one of its affiliates, shall employ any ARD Employee whose employment transfers automatically by operation of Law, on their existing terms that exist immediately before Closing, unless such individual objects to the transfer in such a way as to prevent the transfer of their employment by operation of Law (if such a right exists under the Laws of the relevant jurisdiction). Each ARD Employee whose employment automatically transfers to Purchaser, or one of its affiliates, on Closing by operation of Law pursuant to the ARD (and who does not object to the transfer) shall be referred to herein as an “ARD Automatic Transferred Employee”. Avaya, or one of its affiliates, shall indemnify Purchaser against any Employment Liability in accordance with Section 6.10(c) hereof arising out of or in connection with any ARD Employee objecting to the transfer of their employment under the ARD. If an ARD Employee objects to his or her employment transferring to Purchaser or one of its subsidiaries pursuant to the ARD, Purchaser shall not, and shall cause its affiliates not to, solicit, entice away, employ, offer to employ, or contract with any such ARD Employee for a period of twelve months following the Closing, except where prior written consent has been obtained from Avaya; provided, however, that Purchaser and its subsidiaries shall be free to conduct general, non-directed solicitation advertisements or web postings for employment or utilizing an independent employment search firm, in each case, which does not target employees of Avaya and its subsidiaries.

(c) Not later than thirty (30) days prior to the Closing, Purchaser, or one of its affiliates, shall offer employment with Purchaser, or one of its affiliates, to each ARD Employee who (i) does not automatically transfer by operation of Law to Purchaser or one of its affiliates or (ii) objects to the automatic transfer of their employment in accordance with Section 6.18(b) above, to take effect on Closing, on the terms set forth in this Article VI (including Section 6.02(a) and Section 6.10(a)). Subject to Section 6.10(a) and Section 6.10(b), Avaya, or one of its subsidiaries, shall indemnify Purchaser and its subsidiaries for any Employment Liabilities which arise out of termination of any such ARD Employees (including but not limited to all redundancy and termination costs and any costs connected to collective redundancy consultation obligations). Purchaser, or one of its subsidiaries, shall be solely responsible for any amount payable to or in respect of an ARD Transferred Employee who accepts the offer of employment by Purchaser or one of its subsidiaries in respect of his or her employment following Closing. Purchaser, or one of its subsidiaries, shall carry out all actions necessary under applicable Law to effect the transfer of employment to it of each ARD Employee who accepts the offer of employment made to them. Purchaser, or one of its affiliates (where applicable), will keep the applicable Seller informed of all offers and acceptances referred to above. The ARD Employees, who do not automatically transfer to Purchaser, or one of its affiliates, and who accept the offer of employment with Purchaser or one of Purchaser’s affiliates shall be referred to as “ARD Non-Automatic Transferred Employees”. Nothing herein shall be construed as a representation or guarantee by any Seller or any of their respective affiliates that some or all of the ARD Non-Automatic Transferred Employees will accept the offer of employment from Purchaser or one of Purchaser’s affiliates or will continue in employment with Purchaser or one of Purchaser’s affiliates following the Closing. Each Employee who is an (i) ARD Automatic Transferred Employee or (ii) ARD Non-Automatic Transferred Employee shall be referred to herein as an “ARD Transferred Employee”.

(d) Purchaser and Avaya shall, and shall cause their subsidiaries to, reasonably cooperate in good faith to timely satisfy the Employment Obligations with relevant trade unions, works councils, staff associations or other employee representative groups in respect of the ARD Transferred Employees.

(e) Avaya shall assume and be solely responsible for, and shall indemnify and hold harmless Purchaser and its affiliates from and against, all Liabilities related to service providers of Avaya and each of its subsidiaries located in the Excluded Jurisdictions, including any Liabilities resulting from the failure by Avaya to exclude such employees from the Business or Claims by any service provider in any Excluded Jurisdiction that his or her service provider relationship transferred automatically to Purchaser or its affiliates by operation of applicable Law.

Section 6.19 No Third Party Employee Rights.

(a) To the extent permitted by any applicable Laws and except as required by the terms of this Article VI, nothing in this Agreement shall limit the right of Purchaser, or any affiliate of Purchaser, to terminate or reassign any Transferred Employee after the Closing or to change the terms and conditions of his or her employment in any manner.

(b) No provision of this Article VI shall create any third party beneficiary or other rights in any Employee or former employee in respect of continued or resumed employment with Sellers, or with Purchaser, and no provision of this Article VI shall create any rights in any such persons in respect of any benefits that may be provided under any plan or arrangement which may be established by Purchaser. Nothing contained herein shall be construed as requiring, and Sellers, Purchaser and their subsidiaries shall take no action that would have the effect of requiring, Sellers, Purchaser or their subsidiaries, to continue any specific Employee Benefit Plan or similar Purchaser benefit plan. The provisions of this Article VI are for the sole benefit of Sellers and Purchaser and nothing in this Article VI, expressed or implied, is intended or shall be construed to constitute an amendment of any Employee Benefit Plan or any similar plan or arrangement of Purchaser (or an undertaking to amend any such plan) or other compensation and benefits plan maintained for or provided to Employees, including Transferred Employees, prior to, on or following the Closing.

ARTICLE VII

CONDITIONS TO CLOSING

Section  7.01 Conditions to Each Party’s Obligation. The obligations of Purchaser and Avaya to consummate the Closing are subject to the satisfaction (or waiver by Purchaser and Avaya), as applicable, at or prior to the Closing of the following conditions.

(a) Governmental Approvals. Any waiting period under the HSR Act or under the Foreign Merger Control Laws set forth in Section 7.01(a) of the Disclosure Schedule (“Applicable Foreign Merger Control Law”) shall have expired or been terminated and any approvals required under any Applicable Foreign Merger Control Law shall have been obtained.

(b) No Injunctions or Restraints. No Governmental Entity of competent jurisdiction (including the Bankruptcy Court) shall have enacted, issued, promulgated or enforced any Law or preliminary or permanent injunction or other Judgment which is in effect and which prohibits, enjoins or otherwise restrains the Acquisition.

(c) Sale Order. The Bankruptcy Court shall have entered the Sale Order and such Sale Order shall be a Final Order (unless such Final Order requirement is waived by each of Avaya and Purchaser in its sole discretion).

Section 7.02 Conditions to Obligation of Purchaser. The obligation of Purchaser to consummate the Closing is subject to the satisfaction (or waiver by Purchaser) at or prior to the Closing of the following conditions.

(a) Representations and Warranties. Each of the representations and warranties of Avaya set forth in Article III of this Agreement shall be true and correct in all material respects at the Closing (except to the extent that such representation and warranty speaks only as of a particular date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date), except where the failure of any such representation and warranty of Avaya to be so true and correct (i) relates (and only to the extent it so relates) to any Excluded Asset or Retained Liability and would not otherwise reasonably be expected to result in any Liability or Loss to Purchaser or any of its subsidiaries, (ii) relates (and only to the extent it so relates) to any Claim, Lien, Liability or other matter that is resolved by the Sale Order or any other Order of the Bankruptcy Court and would not otherwise reasonably be expected to result in any Liability or Loss to Purchaser or any of its subsidiaries or (iii)(A) does not result from facts, circumstances and conditions existing as of the date of this Agreement (or, in the case of any such representation and warranty of Avaya that is qualified by the Knowledge of Sellers, does not result from any facts, circumstances or conditions within the Knowledge of Sellers as of the date of this Agreement) and (B) would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. Purchaser shall have received a certificate signed by an authorized officer of Avaya as to the satisfaction of the foregoing condition.

(b) Performance of Obligations of Avaya. Avaya shall have performed or complied with or caused to be performed or complied with, in all material respects, the obligations and covenants required by this Agreement to be performed or complied with by it by the time of the Closing. Purchaser shall have received a certificate signed by an authorized officer of Avaya as to the satisfaction of the foregoing condition.

(c) No Material Adverse Effect. Since the date of this Agreement, there shall not have been a Material Adverse Effect.

(d) Financial Statements. Avaya shall have delivered to Purchaser the Financial Statements.

(e) Bidding Procedures Order. The Bankruptcy Court shall have entered the Bidding Procedures Order and such Bidding Procedures Order shall be a Final Order (unless such Final Order requirement is waived by the Purchaser in its sole discretion).

(f) Contracts. The Bankruptcy Court shall have entered one or more orders (which may be the Sale Order), in form and substance acceptable to Purchaser in its sole discretion, approving the assumption and assignment of the Transferred Contracts and Assumed Leases to Purchaser pursuant to Section 365 of the Bankruptcy Code and such order(s) shall be a Final Orders (unless such Final Order requirement is waived by the Purchaser in its sole discretion).

(g) Material Consents. Each of the consents set forth on Section 7.02(g) of the Disclosure Schedule shall have been obtained in a form reasonably acceptable to Purchaser and shall be in full force and effect.

(h) Litigation. There shall not be pending or threatened by or before any Governmental Entity any Proceeding that would reasonably be expected (i) to prevent the consummation of the Acquisition or (ii) to result in the award of damages (in an amount material to the Business) payable by, or any other remedy against, Purchaser if the Acquisition is consummated.

(i) Liens. Avaya shall have delivered to Purchaser reasonable documentation evidencing the release, or authorizing the release, of any Liens existing as of the Closing on any of the Transferred Assets held by Sellers that are not Debtors, which Liens are set forth on Section 7.02(i) of the Disclosure Schedule, other than Permitted Liens.

Section 7.03 Conditions to Obligation of Avaya. The obligation of Avaya to consummate the Closing is subject to the satisfaction (or waiver by Avaya) on or prior to the Closing Date of the following conditions.

(a) Representations and Warranties. Each of the representations and warranties (disregarding all qualifications and exceptions contained therein relating to materiality, including references to “Material Adverse Effect”) of Purchaser set forth in this Agreement shall be true and correct in all material respects on the date hereof and at the Closing (except, in each case, to the extent that such representation and warranty speaks only as of a particular date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date). Avaya shall have received a certificate signed by an authorized officer of Purchaser as to the satisfaction of the foregoing condition.

(b) Performance of Obligations of Purchaser. Purchaser shall have performed or complied with or caused to be performed or complied with, in all material respects, the obligations and covenants required by this Agreement to be performed or complied with by Purchaser by the time of the Closing. Avaya shall have received a certificate signed by an authorized officer of Purchaser as to the satisfaction of the foregoing condition.

Section 7.04 Frustration of Closing Conditions. Neither Purchaser, on the one hand, nor Avaya, on the other hand, may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was primarily caused by such party’s or its respective affiliates’ failure to comply with its agreements set forth herein on the terms and subject to the conditions herein.

ARTICLE VIII

TERMINATION

Section  8.01 Termination. This Agreement may be terminated and the Acquisition and the other transactions contemplated by this Agreement abandoned at any time prior to the Closing:

(a) by mutual written consent of Avaya and Purchaser; or

(b) by either Avaya or Purchaser:

(i) if consummation of the Acquisition or any of the other transactions contemplated hereby would violate Law or any non-appealable Final Order of the Bankruptcy Court or final Judgment of any other Governmental Entity having competent jurisdiction; provided, however, that the right to terminate this Agreement under this Section 8.01(b)(i) shall not be available to any party whose failure to perform any of its obligations under this Agreement has been a substantial cause of the issuance of such non-appealable final Judgment; or

(ii) if the Closing (but for avoidance of doubt not the Deferred Closings) does not occur on or prior to the date that is nine (9) months from the signing date (the “End Date”); provided that the right to terminate this Agreement under this Section 8.01(b)(ii) shall not be available to any party whose failure to perform any of its obligations under this Agreement, including the obligations under Section 5.04), has been a substantial cause of the failure of the Closing not to have occurred on or before the End Date (or any extension thereof);

(c) by Purchaser if Avaya shall have breached or failed to perform any of their respective representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.01 or Section 7.02 and (ii) cannot be cured by Avaya by the End Date, or if capable of being cured, shall not have been cured by the earlier of (A) the thirtieth day following receipt by Avaya of written notice of such material breach or failure to perform from Purchaser and (B) the End Date; provided, however, that Purchaser shall not have the right to terminate this Agreement pursuant to this Section 8.01(c) if Purchaser is then in breach of any representations, warranties, covenants or other agreements hereunder that would result in the conditions to Closing set forth in Section 7.01 and/or Section 7.03 not being satisfied (other than those conditions that (Y) by their terms are to be satisfied at the Closing (but subject to such conditions being capable of being satisfied as of such date) or (Z) the failure of which to be satisfied is attributable primarily to a material breach by Avaya of its representations, warranties, covenants and agreements contained in this Agreement);

(d) by Avaya if Purchaser shall have breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 7.01 or Section 7.03 and (B) cannot be cured by Purchaser by the End Date, or if capable of being cured, shall not have been cured by the earlier of (1) the thirtieth day following receipt by Purchaser of written notice of such material breach or failure to perform from Avaya and (2) the

End Date; provided, however, that Avaya shall not have the right to terminate this Agreement pursuant to this Section 8.01(d) if Avaya is then in breach of any representations, warranties, covenants or other agreements hereunder that would result in the conditions to Closing set forth in Section 7.01 and/or Section 7.02 not being satisfied (other than those conditions that (Y) by their terms are to be satisfied at the Closing (but subject to such conditions being capable of being satisfied as of such date) or (Z) the failure of which to be satisfied is attributable primarily to a material breach by Purchaser of its representations, warranties, covenants and agreements contained in this Agreement); or

(e) by Avaya if (A) Purchaser is required to consummate the Closing pursuant to Section 2.01 and Purchaser fails to consummate the Closing by the date the Closing is required to have occurred pursuant to Section 2.01, (B) Avaya has confirmed by written notice to Purchaser that all conditions set forth in Section 7.03 have been satisfied or that it is willing to waive any unsatisfied conditions in Section 7.03, (C) the Acquisition shall not have been consummated within three (3) Business Days after delivery of such notice and (D) Avaya stood ready, willing and able to consummate the Acquisition at all times during such three (3) Business Day Period.

(f) by Purchaser or Avaya if (i) the Bankruptcy Court approves an Alternative Transaction, (ii) (A) a trustee or an examiner with expanded powers is appointed in any of the Bankruptcy Cases or (B) the Bankruptcy Cases are dismissed or converted to a case under Chapter 7 of the Bankruptcy Code, (iii) an order of the Bankruptcy Court is entered denying approval of the Bidding Procedures Order or Sale Order and such order becomes a Final Order or (iv) any Governmental Entity of competent jurisdiction shall enter a final, non-appealable Judgment declaring this Agreement to be unenforceable; provided, however, that the right to terminate this Agreement under this Section 8.01(f)(iv) shall not be available to any party whose failure to perform any of its obligations under this Agreement has been a substantial cause of the issuance of such non-appealable final Judgment.

(g) By Purchaser if (i) Avaya (A) withdraws the Bidding Procedures and Sale Motion, or publicly announces its intention to withdraw the Bidding Procedures and Sale Motion, (B) moves to voluntarily dismiss the Bankruptcy Cases, (C) moves for conversion of the Bankruptcy Cases to Chapter 7 of the Bankruptcy Code or (D) moves for appointment of an examiner with expanded powers pursuant to section 1104 of the Bankruptcy Code or a trustee in the Bankruptcy Cases, (ii) Purchaser is not the Successful Bidder or the Backup Bidder at the Auction or (iii) the Bankruptcy Court shall not have entered the Sale Order, on or prior to the date that is 120 days after the date of this Agreement, or such order shall have been vacated or reversed at any time in any respect without the prior written consent of Purchaser given in its sole discretion; provided, however, that the right to terminate this Agreement under this Section 8.01(g)(iii) shall not be available if Purchaser’s failure to perform any of its obligations under this Agreement has been a substantial cause of the issuance of such non-appealable final Judgment.

(h) by Avaya if any Debtor, or its governing body, determines, in consultation with outside legal counsel, that proceeding with the Acquisition or failing to terminate this Agreement would be inconsistent with its or such governing body’s fiduciary obligations under applicable Law, including to pursue an Alternative Transaction. For the avoidance of doubt, and subject to the terms and conditions of this Agreement (including Purchaser’s right to terminate this Agreement in accordance with Section 8.01 of this Agreement), the Debtors retain the right to pursue any transaction or restructuring that, in the Debtors’ business judgment, will maximize the value of their estates.

(i) by Avaya if the Deposit is not timely paid by Purchaser in accordance with Section 1.02.

Section 8.02 Effect of Termination.

(a) In the event of termination by Avaya or Purchaser pursuant to Section 8.01, written notice thereof shall forthwith be given to the other party, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and of no further force and effect (other than the provisions of Section 1.02 (Deposit), Section 5.03(a) (Confidentiality), Section 5.06 (Publicity), Section 5.15 (Termination Fee), Section 5.16 (Expense Reimbursement), this Article VIII (Termination), Section 11.03 (Expenses), Section 11.04 (Notices), Section 11.05 (Interpretation; Certain Definitions), Section 11.10 (Governing Law), Section 11.13 (Jurisdiction), Section 11.14 (Service of Process) and Section 11.15 (Waiver of Jury Trial), all of which shall survive termination of this Agreement), and there shall be no Liability on the part of Purchaser or Avaya or their respective affiliates or Representatives, except as Liability may exist pursuant to the Sections specified in this Section 8.02 that survive such termination.

(b) To the extent that (i) all amounts, if any, due in respect of the Termination Fee and/or the Purchaser Expense Reimbursement pursuant to Section 5.15 or Section 5.16, respectively, have actually been paid by to Purchaser and (ii) if applicable, the Deposit has been returned to Purchaser in accordance with Section 1.02, Purchaser shall not have any additional recourse against Avaya or any of its affiliates or Representatives for any Liabilities relating to or arising from this Agreement. Furthermore, prior to the Closing, in the event of any breach of this Agreement by Avaya, subject to the rights of Purchaser pursuant to Section 11.15, the sole and exclusive remedies of Purchaser and its affiliates and Representatives will be, if applicable, to (i) terminate this Agreement pursuant to Section 8.01, (ii) receive, if applicable, any payments payable pursuant to Section 5.15 or Section 5.16 and/or (iii) receive, if applicable, the Deposit in accordance with Section 1.02. Subject to the rights of Purchaser pursuant to Section 11.15, prior to the Closing, in no event will Avaya or any of its affiliates or Representatives be liable for any monetary damages for any breach of this Agreement, other than any payments, if applicable, as described in the immediately preceding sentence.

ARTICLE IX

INDEMNIFICATION; SURVIVAL

Section  9.01 Indemnification by Avaya. Subject to the limitations set forth in Section 9.04, from and after the Closing, Avaya shall indemnify Purchaser and its affiliates and each of their respective officers, directors, employees, stockholders, agents and representatives (the “Purchaser Indemnitees”) from and against any and all losses, liabilities (including for Taxes), damages, penalties, fines, judgments, awards, settlements, costs, fees or expenses, including reasonable third-party legal fees and expenses in connection with defending any Proceeding (collectively, “Losses”), to the extent arising or resulting from any of the following:

(a) any breach of any representation or warranty of Avaya contained in this Agreement or in the certificate delivered by Avaya pursuant to Section 7.02(a) and Section 7.02(b);

(b) any breach of any covenant of Avaya contained in this Agreement that requires performance prior to the Closing;

(c) any breach of any covenant of Avaya contained in this Agreement that requires performance at or after the Closing;

(d) any Retained Liability of Avaya or its subsidiaries (other than the Debtors); and

(e) all Liabilities under Section 1.05(a)(ii) incurred during the first year following Closing with respect to Business Products that were sold by Avaya or its subsidiaries prior to Closing and only to the extent that such Liabilities exceed $8 million in the first year following Closing; provided that if Purchaser submits a Claim Notice pursuant to Section 9.03(b)(i) with respect to this Section 9.01(e), then, during the forty-five (45) day period following delivery of any such Claim Notice, Avaya may audit or cause an independent third party auditor to audit, during regular business hours and upon reasonable notice, the books and records of Purchaser and its subsidiaries related to the customer warranty claims received by Purchaser that support the basis for such Claim Notice; provided further that Avaya will not be required to file a Response with respect to such Claim Notice pursuant to Section 9.03(b)(ii) until after the audit has been completed.

Section 9.02 Indemnification by Purchaser. Subject to the limitations set forth in Section 9.04, from and after the Closing, Purchaser shall indemnify Sellers and their respective affiliates and each of their respective officers, directors, employees, agents and representatives (the “Seller Indemnitees”) from and against any and all Losses, to the extent arising or resulting from any of the following:

(a) any breach of any representation or warranty of Purchaser contained in this Agreement or in any certificate delivered by Purchaser pursuant to Section 7.03(a) and Section 7.03(b);

(b) any breach of any covenant of Purchaser contained in this Agreement;

(c) any Assumed Liability of Avaya or its subsidiaries (other than the Debtors).

Section 9.03 Indemnification Procedures.

(a) Third Party Claims. If any party (the “Indemnified Party”) receives written notice of the commencement of any Proceeding or the assertion of any claim by a third party or the imposition of any penalty or assessment for which indemnity may be sought under Section 9.01 or Section 9.02(a) (a “Third Party Claim”), and such Indemnified Party intends to seek indemnity pursuant to this Article IX, the Indemnified Party shall promptly provide the other party (the “Indemnifying Party”) with written notice of such Third Party Claim, stating the nature, basis, the amount thereof (to the extent known or estimated, which amount shall not be conclusive of the final amount of such Third Party Claim), the method of computation thereof (to the extent known or estimated), any other remedy sought thereunder, any relevant time constraints relating thereto, and, to the extent practicable, any other material details pertaining thereto, along with copies of the relevant documents evidencing such Third Party Claim and the basis for indemnification sought. Failure of the Indemnified Party to give such notice will not relieve the Indemnifying Party from its indemnification obligations hereunder, except to the extent that the Indemnifying Party is actually prejudiced thereby. The Indemnifying Party will have 30 days from receipt of any such notice of a Third Party Claim to give notice to the Indemnified Party whether it is assuming and controlling the defense, appeal or settlement proceedings thereof with counsel of the Indemnifying Party’s choice; provided that if the Indemnifying Party is Avaya, the Indemnifying Party shall not have the right to assume and control the defense, appeal or settlement proceedings for any Third Party Claim that: (i) seeks an injunction or other equitable relief against the Indemnified Party, (ii) seeks an amount of Losses that would reasonably be expected to exceed the amount for which the Indemnifying Party is obligated to indemnify or (iii) relates to or arises in connection with any criminal proceeding or involves claims by any Governmental Entity (including with respect to Taxes). So long as the Indemnifying Party has assumed the defense, appeal or settlement proceedings of the Third Party Claim in accordance herewith, (i) the Indemnified Party may retain separate co-counsel at its sole cost and expense and participate in (but not control) the defense, appeal or settlement proceedings of the Third Party Claim and (ii) the Indemnifying Party will not admit to any wrongdoing by the Indemnified Party. If the Indemnifying Party does not assume the defense, appeal or settlement proceedings, the Indemnifying Party may retain separate co-counsel at its sole cost and expense and participate in (but not control) the defense, appeal or settlement proceedings of the Third Party Claim. In no event shall the Indemnifying Party, without the prior written consent of the Indemnified Party (which shall not be unreasonably withheld, conditioned or delayed), consent to a settlement, compromise or discharge of, or the entry of any judgment arising from, any Third Party Claim, unless (y) such settlement, compromise or discharge is on exclusively monetary terms (with such monetary amounts paid by the Indemnifying Party concurrently with the effectiveness of the settlement) and does not involve any finding or admission of any violation of Law or admission of any wrongdoing by the Indemnified Party and does not encumber any of the assets of any Indemnified Party or impose any restriction or condition that would apply to or adversely affect any Indemnified Party and (z) the Indemnifying Party obtains, as a condition of any settlement or other resolution, a full and unconditional release of the Indemnified Party with respect to any and all Liability in respect of such Third Party Claim. The parties will act in good faith in responding to, defending against, settling or otherwise dealing with Third Party Claims. The parties will also cooperate in any such defense, appeal or settlement proceedings, and give each other reasonable access to all information relevant thereto. Whether or not the Indemnifying Party has assumed the defense, appeal or settlement proceedings with respect to a Third Party Claim, such Indemnifying Party will not be obligated to indemnify the Indemnified Party hereunder for any settlement, compromise or discharge entered into or any judgment that was consented to without the Indemnifying Party’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

(b) Other Claims.

(i) An Indemnified Party shall give the Indemnifying Party written notice (a “Claim Notice”) of any matter that an Indemnified Party has determined in good faith has given or would reasonably be expected to give rise to a right of indemnification under this Agreement, stating the estimated amount of the Loss, if known (the aggregate amount of such estimate, as it may be modified by such Indemnified Party in good faith from time to time, the “Claimed Amount”), and the method of computation thereof, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises.

(ii) Except as set forth in Section 9.01(e), within 30 days after delivery of a Claim Notice, the Indemnifying Party will deliver to the Indemnified Party a written response (the “Response”) in which the Indemnifying Party will: (A) agree that the Indemnified Party is entitled to receive all of the Claimed Amount; (B) agree that the Indemnified Party is entitled to receive part, but not all, of the Claimed Amount (such portion, the “Agreed Portion”); or (C) dispute that the Indemnified Party is entitled to receive any of the Claimed Amount. If the Response is delivered in accordance with clauses (B) or (C) of the preceding sentence, the Response shall also contain a brief description of the facts and circumstances, if and to the extent that such facts and circumstances are reasonably available based upon the information available to the Indemnifying Party at such time, supporting the claim set forth in such Response that only a portion or no part of the Claimed Amount is owed to the applicable Indemnified Party, as the case may be. Any part of the Claimed Amount that is not agreed to be owed to the applicable Indemnified Party pursuant to the applicable Response (or the entire Claimed Amount, if such Response asserts that no part of the Claimed Amount is owed to such Indemnified Party) is referred to herein as the “Contested Amount” (it being understood that the Contested Amount shall be modified from time to time to reflect any good faith modifications in accordance with this Agreement by the applicable Indemnified Party or Indemnifying Party to the Claimed Amount).

(iii) If a Response with respect to a Claim Notice agrees that the full Claimed Amount set forth in such Claim Notice is owed to the relevant Indemnified Party, then (A) the parties shall cause the Escrow Agent to release such Claimed Amount from the Indemnity Escrow Account to such Indemnified Party (to the extent of the Indemnity Escrow Account) and (B) if the amount remaining in the Indemnity Escrow Account is insufficient to cover such Claimed Amount in full, then, subject to the limitations, terms and conditions of this Article IX, the Indemnifying Party shall pay within five (5) Business Days following the delivery of such Response, the remaining amount due to such Indemnified Party.

(iv) If a Response with respect to a Claim Notice delivered to the relevant Indemnified Party during the 30-day period following delivery of such Claim Notice agrees that part, but not all, of the Claimed Amount set forth in such Claim Notice is owed to such Indemnitee, then (A) the parties shall cause the Escrow Agent to release the Agreed Portion from the Indemnity Escrow Account to such Indemnified Party (to the extent of the Indemnity Escrow Account) and (B) if the amount remaining in the Indemnity Escrow Account is insufficient to cover the full Agreed Portion, then, subject to the limitations, terms and conditions of this Article IX, the Indemnifying Party shall pay within five (5) Business Days following the delivery of such Response, the remaining amount due to such Indemnified Party. If the amount remaining in the Indemnity Escrow Account is insufficient to cover the full Stipulated Amount, then, subject to the limitations, terms and conditions of this Article IX, the Indemnifying Party shall pay within five (5) Business Days following the execution of such settlement agreement, or such shorter period of time as may be set forth in such settlement agreement, the remaining amount due to such Indemnified Party.

(v) If a Response with respect to a Claim Notice is delivered to the relevant Indemnified Party during the 30-day period following delivery of such Claim Notice indicating that there is a Contested Amount, then such Indemnified Party and the Indemnifying Party shall discuss in good faith for a 30-day period to attempt to resolve the dispute related to the Contested Amount. If the Indemnifying Party and the relevant Indemnified Party resolve such dispute, such resolution shall be binding on the Indemnifying Party and such Indemnified Party, to the extent set forth in a settlement agreement stipulating the amount owed to such Indemnified Party (the “Stipulated Amount”) signed by such Indemnified Party and the Indemnifying Party. Following the execution of such settlement agreement, the parties shall cause the Escrow Agent to release the Stipulated Amount from the Indemnity Escrow Account to the relevant Indemnified Party (to the extent of the Indemnity Escrow Account).

(vi) In the event that the Indemnifying Party disputes the Claimed Amount (or the portion of the Claimed Amount not comprising the Agreed Portion) and such dispute cannot be settled in accordance with Section 9.03(b)(iii) (including the time periods set forth therein), such dispute will be governed by a Proceeding subject to the terms of Section 11.09, Section 11.12, Section 11.13 and Section 11.14.

(vii) Except for the amount (the “Retained Amount”) with respect to which Purchaser shall have, prior to the Escrow Expiration Date, previously made in good faith a valid claim pursuant to the procedures set forth in this Article IX and for which the obligations to indemnify, if any, shall not have been previously satisfied from the Indemnity Escrow Amount (each, a “Continuing Claim”), within three (3) Business Days following the Escrow Expiration Date, the Escrow Agent shall release to Avaya from the Indemnity Escrow Account an amount in the aggregate equal to (A) the remaining amount in the Indemnity Escrow Account as of the Escrow Expiration Date (as reduced from time to time pursuant to the terms of this Agreement), minus (B) the Retained Amount. Promptly following the resolution of any Continuing Claims pursuant to the procedures set forth in this Article IX, the parties shall direct the Escrow Agent to release any associated Retained Amount to Avaya.

Section 9.04 Limitations on Indemnification.

(a) Notwithstanding anything to the contrary contained in this Agreement, (i) no party’s aggregate indemnification obligations pursuant to Section 9.01(a) or Section 9.02(a) (other than with respect to the Specified Representations) shall exceed an aggregate amount equal to the amount of the Indemnity Escrow Account, (ii) Avaya’s aggregate liability pursuant to Section 9.01(e) shall not exceed an aggregate amount equal to $10 million, (iii) Avaya’s aggregate indemnification obligations pursuant to Section 9.01(b) (other than with respect to any willful and material breach of this Agreement) shall not exceed an aggregate amount equal to twenty percent (20%) of the Purchase Price, (iv) no party’s aggregate Liability under this Agreement shall exceed an amount equal to the cash proceeds from the Purchase Price actually received by Avaya, except in the case of Section 5.05, in which case the aggregate Liability of Avaya and its affiliates under this Agreement shall not exceed an amount equal to the Purchase

Price, (v) no party shall have any Liability for any otherwise indemnifiable Loss to the extent the matter underlying such Loss was taken into account in determining the adjustments to the Purchase Price as finally determined under Section 2.03 and (vi) no party shall have any Liability for an otherwise indemnifiable Loss that is contingent unless and until such contingent Loss becomes an actual Loss of the Indemnified Party and is due and payable, and the claim for such actual due and payable Loss was timely submitted pursuant to the provisions of this Article IX.

(b) No Purchaser Indemnitee will be entitled to indemnification pursuant to Section 9.01(a) (other than with respect to the Specified Representations) unless and until the aggregate amount of all Losses subject to such indemnification would exceed, on a cumulative basis, an amount equal to $500,000 (the “Deductible”), and then only to the extent such Losses exceed the Deductible.

(c) The representations, warranties and covenants of Avaya, and the rights and remedies that may be exercised by any Purchaser Indemnitee, shall not be limited or otherwise affected by any information furnished to, or any investigation made by or knowledge of, any of the Purchaser Indemnitees or any of their Representatives.

(d) In no event shall any Indemnified Party be entitled to recover or make a claim pursuant to this Article IX for any Losses relating to any Claim, Lien, Liability or other matter that is resolved by the Sale Order or any other Order of the Bankruptcy Court, the Indemnified Parties shall fully enforce the Sale Order with respect to any such matters before making a claim pursuant to this Article IX with respect to such matters and the cost and expenses of any Indemnified Parties of such enforcement shall not constitute Losses for purposes of this Agreement, it being understood that indemnification pursuant to this Article IX shall not be duplicative of any remedy or relief available to any Indemnified Parties pursuant to the Sale Order. To the extent that Purchaser takes any Transferred Asset free and clear of any Claim, Lien or Liability pursuant to the Sale Order, no Purchaser Indemnified Party shall be entitled to indemnification pursuant under this Article IX with respect to such Claim, Lien or Liability or any Losses arising or resulting from or related to such Claim, Lien or Liability.

(e) No Purchaser Indemnified Party will be entitled to recover or make a claim pursuant to Section 9.01(a) for any individual item or series of related items that should reasonably be considered the same item where the Losses relating thereto are less than $25,000.

(f) No Purchaser Indemnified Party will be entitled to recover or make a claim pursuant to Section 9.01(e) and no such claim or putative claim will count toward the $8 million amount in Section 9.01(e)) unless such claim is based on customer warranty claims made pursuant to and in accordance with Avaya’s standard warranty policies available at https://support.avaya.com/helpcenter/getGenericDetails?detailId=C20091120112456651010. No Purchaser Indemnified Party will be entitled to recover or make a claim pursuant to Section 9.01(e) following the date that is 60 days following the first anniversary of the Closing. No Purchaser Indemnified Party will be entitled to recover or make a claim pursuant to Section 9.01(e) if such claim results from an end of sale announcement regarding any Business Product or relates to any product that is past its end of manufacturer support date (as in existence as of the Closing Date). In addition, Purchaser and its subsidiaries will use commercially reasonable efforts to address warranty claims through software fixes before addressing with hardware fixes or replacement.

(g) No Purchaser Indemnified Party will be entitled to recover or make a claim for Losses pursuant to this Article IX with respect to any breach of Section 3.15 (other than any Losses actually incurred by a Purchaser Indemnified Party through the Cure Date as a result of such breach) if and to the extent that Avaya or its subsidiaries remedies such breach by delivering to Purchaser any asset, right or other property that was the cause of such breach (the date of such delivery being referred to as the “Cure Date”); provided that the Cure Date occurs within thirty (30) days following delivery of written notice from Purchaser to Avaya of such breach.

(h) For the avoidance of doubt, no Indemnified Party will be entitled to recover or make a claim pursuant to this Article IX with respect to any Retained Liability or Assumed Liability of any Debtor.

(i) Any Loss for which any Purchaser Indemnified Party is entitled to indemnification under this Article IX shall be determined without duplication of recovery by reason of the state of facts giving rise to such Loss constituting a breach of more than one representation, warranty, covenant or agreement.

Section 9.05 Calculation of Indemnity Payments.

(a) The amount of any Loss for which indemnification is provided under Article IX shall be net of any amounts actually recovered by the Indemnified Party (including under insurance policies) with respect to such Loss (net of any applicable deductibles, co-payments, premium increases, “retro premium” adjustments and similar costs or expenses incurred in obtaining such benefit or recovery).

(b) If an Indemnified Party recovers an amount from a third party in respect of Losses that are the subject of indemnification hereunder after all or a portion of such Losses have been paid by an Indemnifying Party pursuant to this Article IX, then the Indemnified Party shall promptly remit to the Indemnifying Party the excess (if any) of (A) (i) the amount paid by the Indemnifying Party in respect of such Losses (net of any applicable deductibles, co-payments, premium increases, “retro premium” adjustments and similar costs or expenses incurred in obtaining such benefit or recovery) plus (ii) the amount received by the Indemnified Party from the Indemnifying Party in respect thereof pursuant to this Article IX minus (B) the full amount of the Losses.

(c) For purposes of determining the amount of any Losses related to any breach or inaccuracy of any representation or warranty, no effect shall be given to any “Material Adverse Effect” or other materiality qualification in the relevant representation or warranty, except as set forth in Section 9.05(c) of the Disclosure Schedule.

Section 9.06 Exclusivity. Except with respect to claims of fraud by Avaya to Purchaser in the making of the representations and warranties set forth in Article III (as qualified by the Disclosure Schedule), the matters covered by Section 2.03 or the remedies contemplated by Section 11.15, from and after the Closing, each party’s sole and exclusive remedy with respect to any and all claims relating to this Agreement, the Business, the Transferred Assets, the Assumed Liabilities or the transactions contemplated by this Agreement shall be pursuant to the indemnification provisions set forth in this Article IX.

Section  9.07 Tax Treatment of Indemnification. For all Tax purposes, Purchaser and Avaya agree to treat any indemnity payment under this Agreement (including any payments made from the Indemnity Holdback Amount) as an adjustment to the Purchase Price unless a final determination of a Taxing Authority provides otherwise.

Section  9.08 Survival. The representations and warranties contained in this Agreement, and the covenants set forth in this Agreement that require performance prior to the Closing, shall terminate and be of no further force and effect on the date that is one (1) year after the Closing Date (the “Escrow Expiration Date”); provided that the Specified Representations shall survive until the date that is thirty (30) days after the expirations of the statute of limitations applicable to any claims relating to such representations and warranties. The covenants contained in this Agreement shall survive the Closing Date in accordance with their terms. No claim for indemnification hereunder for breach of any representations, warranties or covenants may be made after the expiration of the applicable survival period; provided that if an Indemnified Party has made a proper claim for indemnification prior to such date pursuant to this Article IX, then such claim shall not be extinguished by the passage of the deadlines set forth in this Section 9.08.

ARTICLE X

TAX MATTERS

Section  10.01 Tax Covenants.

(a) Purchase Price Allocation.

(i) Within ninety (90) days following the final determination of the purchase price pursuant to Section 2.03, Purchaser shall provide Avaya with a draft allocation of the Purchase Price, which shall contain allocations of the applicable portion of the Purchase Price paid by each of the Purchaser and each Purchaser Subsidiary purchasing any of the Transferred Assets under this agreement (the Purchaser and each such Purchaser Subsidiary, a “Purchasing Entity”), plus any liabilities deemed assumed for U.S. federal income Tax purposes by each Purchasing Entity (to the extent applicable), among the applicable Transferred Assets purchased by each Purchasing Entity (as applicable) as of the Closing Date in a manner consistent with Schedule 5.10(b) (if such Schedule has been agreed to in accordance with Section 5.10(b)) and using the allocation method provided by Section 1060 of the Code and the Treasury regulations thereunder (to the extent relevant) (the “Draft Purchase Price Allocation”). Within forty-five (45) days of receipt of the Draft Purchase Price Allocation, Avaya shall notify Purchaser of any disagreement with such allocation, together with reasonable written supporting documentation describing Avaya’s position. Purchaser and Avaya shall negotiate in good faith and attempt to resolve any disagreement with respect to the Draft Purchase Price Allocation, provided that if such negotiations do not result in an agreement within twenty (20) days after Purchaser’s receipt of any notice of disagreement with the Draft Purchase Price Allocation from Avaya, then the matter shall be submitted for resolution and determination to the Independent Expert. The Independent Expert shall deliver to Purchaser and Avaya a written determination of the disputed Purchase Price Allocation within ten (10) days of the submission of the dispute to it, which determination shall be final, binding and conclusive on the parties. The fees and expenses of the Independent Expert shall be determined in a manner consistent with Section 2.03(b)(ii). If the Purchase Price is adjusted after the date hereof (including pursuant to Section 2.03, then appropriate adjustments shall be made to the allocations described in Section 10.01(a)(i) and set forth on Section 10.01(a) of the Disclosure Schedule.

(ii) Avaya and Purchaser shall, and shall cause their respective subsidiaries to, act in accordance with the final versions of the allocations described in Section 10.01(a) in the preparation and filing of any Tax Return unless otherwise required by a final determination within the meaning of Section 1313 of the Code.

(iii) Avaya and Purchaser agree that, with respect to the deferred revenue of the Business received by Avaya and its Affiliates through the Closing Date, (i) for U.S. federal income Tax purposes and applicable state and local income Tax purposes, Avaya and its Affiliates shall include such deferred revenue as their income, and (ii) for U.S. federal income Tax, applicable state and local income Tax and, except to the extent required by applicable Law, all other income Tax purposes, Avaya and its Affiliates shall not treat amounts in respect of such deferred revenue as paid to Purchaser.

(b) Transfer Taxes and Apportioned Obligations.

(i) Purchaser shall and Avaya shall, and each shall cause its subsidiaries to, cooperate in timely making all filings, returns, reports and forms as may be required in connection with the payment of any Transfer Taxes. Avaya shall, and shall cause its subsidiaries (as applicable), or Purchaser (or its subsidiaries), as applicable, shall execute and deliver all instruments and certificates necessary to enable the other to comply with any filing requirements relating to any such Transfer Taxes.

(ii) Purchaser, on the one hand, and Avaya, on the other hand, shall each bear 50% of the final net Liabilities for any Transfer Taxes (notwithstanding Section 1146 of the Bankruptcy Code). For the avoidance of doubt, the final net Liabilities for these purposes will take into account the recovery of any amount of Transfer Taxes by Purchaser or Seller, Avaya shall, and shall cause its subsidiaries (as applicable), or Purchaser (or its subsidiaries) shall, as applicable, as soon as practicable after any payment of any Transfer Taxes to the relevant Taxing Authority, deliver to the non-paying party the original or a certified copy of a receipt issued by the relevant Taxing Authority evidencing such payment and any tax certificates or forms in respect of such Transfer Taxes and any other form or other information that could aid in the recovery of any such Transfer Taxes in a form reasonably satisfactory to the non-paying party.

(iii) All real property taxes, personal property taxes and similar ad valorem obligations levied with respect to the Transferred Assets for any Straddle Period (collectively, the “Apportioned Obligations”) shall be apportioned between Sellers, on the one hand, and Purchaser, on the other hand, based on the number of days of such taxable period included in the Pre-Closing Tax Period and the number of days included in the Post-Closing Tax Period. Sellers shall be liable for the proportionate amount of such Taxes that is attributable to the Pre-Closing Tax Period and Purchaser shall be liable for the proportionate amount of such Taxes that is attributable to the Post-Closing Tax Period.

(c) Refunds and Credits. Any refund or credit of any Apportioned Obligations (less reasonable out-of-pocket expenses incurred in connection with seeking or obtaining such refund or credit and less any Taxes incurred by the relevant party or any of its affiliates in connection with receipt of such refund or credit) shall be for the account of the party responsible for such Apportioned Obligation pursuant to Section 10.01(b)(iii). The party receiving such refund or credit shall promptly, and in any event within thirty (30) days of obtaining such refund or credit, pay over to the other party the amount of any such refund or credit.

Section 10.02 Cooperation; Tax Returns and Tax Claims. Purchaser and Avaya agree to provide each other with such information and assistance as is reasonably necessary, including access to records and personnel, for the preparation of any Tax Returns (including claims for refunds) or for the defense of any Tax claim or assessment, whether in connection with an audit or otherwise; provided that in providing such information, assistance and access, each party shall be entitled to redact information that is not Related to the Business.

Section 10.03 FIRPTA Certificates. Avaya (and any applicable transferor that is a U.S. person) shall deliver to Purchaser a non-foreign affidavit dated as of the Closing Date, sworn under penalty of perjury and in form and substance required under the Treasury Regulations issued pursuant to Code Section 1445 stating that Avaya (or such transferor) is not a disregarded entity or a “foreign person” as defined in Code Section 1445; provided that notwithstanding anything in this Agreement to the contrary, Purchaser’s sole right if Avaya or the applicable transferor fails to provide any such certificate shall be to make an appropriate withholding (if any) under Section 1445 of the Code.

ARTICLE XI

MISCELLANEOUS

Section  11.01 Assignment. Neither this Agreement nor any of the rights and obligations of the parties hereunder may be assigned by Purchaser, on the one hand, or Avaya, on the other hand, without the prior written consent of Avaya (in the case of Purchaser) or Purchaser (in the case of Avaya), as applicable; provided that (a) Purchaser may assign any of its rights hereunder to any of its affiliates, in each case, without the consent of any other person and (b) Avaya may direct payment of any amounts payable hereunder to any of its subsidiaries and may direct any of its subsidiaries to deliver Transferred Assets and/or Assumed Liabilities, in each case, in accordance with the terms hereof; provided that no such assignment or direction shall release the applicable assignor from any Liability under this Agreement in the event its obligations are not performed. Subject to the first sentence of this Section 11.01, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Any attempted assignment or transfer in violation of this Section 11.01 shall be null and void.

Section 11.02 No Third-Party Beneficiaries. Except as provided in Article IX with respect to the Indemnified Parties, this Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein expressed or implied shall give or be construed to give to any person, other than the parties hereto and such successors and assigns, any legal or equitable rights hereunder. Nothing in this Agreement shall constitute an amendment to any Employee Benefit Plan, and no Employee Benefit Plan shall be amended absent a separate written amendment that complies with such Employee Benefit Plan’s amendment procedures.

Section  11.03 Expenses. Except as set forth in Section 5.16, each of the parties shall pay its own legal, accounting and other fees and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed pursuant hereto and the consummation of the transactions contemplated hereby, except as otherwise expressly set forth herein or in any Ancillary Agreement.

Section 11.04 Notices. All notices, requests, permissions, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given (a) when delivered, if delivered personally to the intended recipient, (b) one (1) Business Day following sending by overnight delivery via a national courier service and (c) when delivered by fax or email (in each case in this clause (c) (i) followed by delivery of an original via overnight courier and (ii) solely if receipt is confirmed prior to 5:00 p.m. at the place of receipt on a Business Day (or the following Business Day if receipt is confirmed after 5:00 p.m. at the place of receipt or a day other than a Business Day)) and, in each case, addressed to a party at the following address for such party.

(i)	if to Avaya,

Avaya Inc.

4655 Great America Parkway

Santa Clara, California 95054

Attention:         Corporate Secretary

Facsimile:        (408) 562-2853

Email:               afreedman@avaya.com

with copies to (which shall not constitute notice):

Kirkland & Ellis LLP

300 North LaSalle

Chicago, Illinois 60654

Attention:             Richard J. Campbell, P.C.

                              Steve Toth

Facsimile:            (312) 862-2200

Email:                  richard.campbell@kirkland.com

                              steve.toth@kirkland.com

(ii)	if to Purchaser,

Extreme Networks, Inc.

6480 Via Del Oro

San Jose, CA 95119

Attention:       Katy Motiey, Chief Administrative

                        Officer – HR, Legal & Corporate

                        Secretary

Email:             kmotiey@extremenetworks.com

with copies to (which shall not constitute notice):

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94024

Attention:       Tad Freese

Facsimile:       (650) 463-2600

Email:             tad.freese@lw.com

or to such other address(es) as shall be furnished in writing by any such party to the other party hereto in accordance with the provisions of this Section 11.04.

Section 11.05 Interpretation; Certain Definitions.

(a) Any matter set forth in any provision, subprovision, Section or subsection of the Disclosure Schedule shall be deemed to be disclosed for each other provision, subprovision, Section or subsection of the Disclosure Schedule or Article III to the extent it is reasonably apparent from the face of such disclosure that such disclosure is applicable to such other provision, subprovision, Section or subsection of the Disclosure Schedule or Article III. No reference to or disclosure of any matter or item in this Agreement or in the Disclosure Schedule, as applicable, shall be construed as an admission or indication that such matter or item is material or that such matter or item is required to be referred to or disclosed in this Agreement. Without limiting the foregoing, no such reference to or disclosure of a possible breach or violation of any Contract, Law or Judgment shall be construed as an admission or indication that a breach or violation exists or has actually occurred. The Disclosure Schedule is hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in the Disclosure Schedule or in any Exhibit but not otherwise defined therein, shall have the meaning as defined in this Agreement. References to defined terms in the singular shall include the plural and references to defined terms in the plural shall include the singular. The word “extent” in the phrase “to the extent means the degree to which a subject or other thing extends, and such phrase does not mean simply “if”. The descriptive headings of the several Articles, Sections and subsections of this Agreement, the Table of Contents to this Agreement and the Disclosure Schedule are inserted for convenience only, do not constitute a part of this Agreement and shall not affect in any way the meaning or interpretation of this Agreement. All references herein to “Articles”, “Sections”, “Exhibits” or “Schedules” shall be deemed to be references to Articles or Sections hereof or Exhibits or Schedules hereto unless otherwise indicated. The terms “hereof”, “herein”, “hereby” and derivative or similar words refer to this entire Agreement, including all Exhibits and Schedules. The use of “or” is not intended to be exclusive unless expressly indicated otherwise. Reference to any agreement (including this Agreement), document or instrument shall mean such agreement, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof and, if applicable, the terms hereof. Reference to any legislation or to any provision of any legislation shall include any modification, amendment, re-enactment thereof, any legislative provision substituted therefore and all rules, regulations and statutory instruments issued or related to such legislation.

(b) For all purposes hereof:

“Accounting Principles” means the accounting principles, practices, methodologies and policies applied by Avaya in the preparation of the Current Financial Statements to the extent consistent with United States generally accepted accounting principles (“GAAP”), except as set forth in Section 11.05(b)(i) of the Disclosure Schedule.

“Adjustment Amount” means (i) $0, minus (ii) the amount (if any) by which the Net Working Capital is less than the Lower NWC Adjustment Threshold, plus (iii) the amount (if any) by which the Net Working Capital exceeds the Upper NWC Adjustment Threshold, minus (iv) the Dark Leases Liability Amount, minus (v) the amount (if any) by which the Deferred Revenue Cost Amount exceeds the Target Deferred Revenue Cost Amount, minus (vi) the Assumed Pension Amount. For the avoidance of doubt, the Adjustment Amount may be a positive or negative number.

“affiliate” means, with respect to any person, any Person or entity controlling, controlled by or under common control with such person. For purposes of this definition, “control” means, with respect to any entity, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such entity, whether through the ownership of voting securities (or other ownership interest), by contract or otherwise.

“Allocation Principles” means the principles for allocating, for accounting purposes, certain liabilities, assets, income and expenses with respect to the Business set forth in Section 11.05(b)(ii) of the Disclosure Schedule.

“Alternative Transaction” means (i) a Restructuring Transaction or (ii) one or more sales, assignments, leases, transfers, or other dispositions of all or any material portion of the Transferred Assets to any Person (or group of Persons), whether in one transaction or a series of transactions, in each case other than (A) to Purchaser or an affiliate of Purchaser or (B) sales of Inventory in the ordinary course of business.

“ARD” means the Acquired Rights Directive pursuant to EC Directive no. 2001/23 dated 12 March 2001, and domestic legislation implementing such directive into the national law of any country in the European Union or any similar legislation in any country outside the European Union.

“ARD Employee” means an Employee who immediately before Closing is employed in a jurisdiction in which the ARD is applicable.

“Assumed Lease Real Property” means any land, building, structures, improvements, fixtures or other interests in real property under any Assumed Lease, other than, in all cases, the real property that is the subject of the Sublease, which shall not be Assumed Leased Real Property.

“Assumed Pension Amount” means the aggregate dollar amount of the Assumed Pension Obligations, calculated as of the close of business on the Business Day immediately preceding the Closing Date on a projected benefit obligation basis, and in accordance with the Accounting Principles.

“Avoidance Actions” means any and all preference or avoidance claims or actions which a trustee, a debtor in possession or other appropriate party in interest may assert on behalf of any Debtor or its estate under applicable Law, including actions arising under Chapter 5 of the Bankruptcy Code.

“Backup Bidder” has the meaning as set forth in the Bidding Procedures.

“Bankruptcy Code” means Title 11 of the United States Code, 11 U.S.C. §§ 101, et seq.

“Bankruptcy Court” means the United States Bankruptcy Court for the Southern District of New York or such other court having competent jurisdiction over the Bankruptcy Cases.

“Bidding Procedures and Sale Motion” means one or more motions and notices filed in the Bankruptcy Cases by Avaya, in each case in form and substance as set forth in Exhibit M or as otherwise modified by Avaya, as agreed to by Purchaser, in the parties’ commercially reasonable discretion (such agreement not to be unreasonably withheld or conditioned so long as such Motion is not inconsistent with, and does not limit the rights of Purchaser under, this Agreement), and served on creditors and parties in interest, in accordance with the Case Management Order, the Federal Rules of Bankruptcy Procedure and the local rules of the Bankruptcy Court, which motion(s) seeks, among other things, (i) authority from the Bankruptcy Court for Avaya to enter into this Agreement and to consummate the transactions contemplated by this Agreement and (ii) entry by the Bankruptcy Court of the Bidding Procedures Order and the Sale Order as proposed therein.

“Bidding Procedures Order” means the order of the Bankruptcy Court, proposed in the Bidding Procedures and Sale Motion substantially in the form attached hereto as Exhibit K, or as otherwise modified by Avaya, as agreed to by Purchaser, in the parties’ commercially reasonable discretion (such agreement not to be unreasonably withheld or conditioned so long as such Order is not inconsistent with, and does not limit the rights of Purchaser under, this Agreement), approving, among other matters, payment of the Purchaser Expense Reimbursement and the Termination Fee in accordance with Section 5.15 and Section 5.16.

“Business” has the meaning set forth on Section 11.05(b)(iii) of the Disclosure Schedule; provided that in no event will the Business include any assets or operations (including personnel) in any Excluded Jurisdiction.

“Business Day” means any day, other than a Saturday or a Sunday, on which commercial banks are not required or authorized to close in New York City.

“Business Products” has the meaning set forth on Section 11.05(b)(iv) of the Disclosure Schedule.

“Case Management Order” means the order of the Bankruptcy Court approving, among other matters, service and notice procedures to be used in the Bankruptcy Cases.

“Claim” means any claims, demands, actions, suits and causes of action, whether class, individual or otherwise in nature, in law or in equity.

“Code” means the Internal Revenue Code of 1986.

“Competing Bid” means any bid contemplating an Alternative Transaction.

“Contract” means any contract, subcontract, agreement, lease, sublease, license, commitment, sale and purchase order or other legally binding instrument to which Avaya or any of its subsidiaries is a party.

“Cure Payments” means the amount required to be paid with respect to each Transferred Contract and Assumed Lease to cure all defaults under such Contract to the extent required by Section 365 of the Bankruptcy Code and to otherwise satisfy all requirements imposed by Section 365 of the Bankruptcy Code in order to effectuate, pursuant to the Bankruptcy Code, the assumption by Avaya and its subsidiaries and assignment to Purchaser of each such Contract.

“Current Assets” means the current assets of the Business included in the Transferred Assets, but excluding any Tax assets as determined in accordance with the Accounting Principles and the Allocation Principles and Section 11.05(b)(xiv) of the Disclosure Schedule.

“Current Liabilities” means the current liabilities of the Business included in the Assumed Liabilities, but excluding Tax Liabilities and deferred revenue, as determined in accordance with the Accounting Principles and the Allocation Principles and Section 11.05(b)(xiv) of the Disclosure Schedule.

“Dark Leases Liability Amount” means an amount determined in accordance with Section 11.05(b)(xv) of the Disclosure Schedule by reference to the latest date under the heading “Schedule” that occurs prior to the Closing Date.

“Data” means customer lists, correspondence, data, submissions and licensing and purchasing histories relating to customers of the Business and all other reports, information and documentation collected or maintained by each Seller and its subsidiaries regarding the visitors to websites owned or controlled by such Seller or such subsidiary and purchasers of Business Products.

“Data and Related Agreements” means agreements granting rights or licenses with respect to Intellectual Property that is generally commercially available on a subscription basis or pursuant to standard or non-negotiated license agreements, including shrink-wrap and click-wrap agreements for software.

“Data Protection Laws” means the data protection and privacy laws of each country in which any Seller or any of its subsidiaries conducts the Business and those of each country where any Personal Information is collected, transmitted, secured, stored, shared or otherwise processed by or on behalf of any Seller or any of its subsidiaries, in each case in connection with the conduct of the Business, including, without limitation, any law or other binding instrument which implements Directive 95/46/EC of the European Parliament and of the Council of 24 October 1995 on the protection of individuals with regard to the processing of personal data and on the free movement of such data or Directive 2002/58/EC of the European Parliament and of the Council of 12 July 2002 concerning the processing of personal data and the protection of privacy in the electronic communications sector, Regulation 2016/679 of the European Parliament and of the Council of 27 April 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data, and repealing Directive 95/46/EC once it takes effect, and shall also mean the Massachusetts data protection law, 201 CMR 17.00, and Section 5 of the (U.S.) Federal Trade Commission Act and any and all laws and regulations governing privacy, cybercrime, use of electronic data, or unfair or deceptive trade practices.

“Debts” has the meaning set forth in Section 101(12) of the Bankruptcy Code.

“Deferred Cost Factor” means 32.0%.

“Deferred Revenue Cost Amount” means the Deferred Revenue Amount, multiplied by Deferred Cost Factor, rounded to the nearest cent.

“Deferred Revenue Amount” means, as of the close of business on the date prior to the Closing Date, the deferred revenue of the Business, determined in accordance with the Accounting Principles and the Allocation Principles, but excluding (i) any such deferred revenue for which Avaya and its subsidiaries have not received cash as of such time and (ii) any excess Inventory reserve.

“Effect” means event, change, occurrence or effect.

“Employee” means each employee of Avaya (or any of its affiliates) who is described on the census of the Business dated February 9, 2017, a copy of which has been Made Available to Purchaser.

“Environmental Laws” means all applicable Laws and Orders relating to pollution, protection of the environment or natural resources, including Laws relating to exposure to, or releases or threatened releases of, Hazardous Materials, as the foregoing are enacted and in effect on or prior to the Closing Date.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means, with respect to any entity, (i) a member of any “controlled group” (within the meaning of Section 414(b) of the Code) of which that entity is also a member, (ii) a trade or business, whether or not incorporated, under common control (within the meaning of Section 414(c) of the Code) with that entity, or (iii) a member of any affiliated service group (within the meaning of Section 414(m) of the Code) of which that entity is also a member.

“Excluded Contracts” means (i) all Contracts other than the Transferred Contracts, (ii) all Mixed-Use Contracts, (iii) all Retained Mixed-Use Contracts, (iv) all Leases other than the Assumed Leases and (v) the Contracts set forth in Section 11.05(b)(vi) of the Disclosure Schedule.

“Excluded Jurisdictions” means Austria, Belgium, Hungary and Norway.

“Export Approvals” means export licenses, license exceptions and other consents, notices, waivers, approvals, orders, authorizations, registrations, declarations, classifications and filings required for the export, import and reexport of the Business’ products, services and software.

“Final Order” means an order or judgment of the Bankruptcy Court (or any other court of competent jurisdiction) entered by the clerk of the Bankruptcy Court (or such other court) on the docket in the Bankruptcy Cases (or the docket of such other court), which has not been modified, amended, reversed, vacated or stayed and as to which (i) the time to appeal, petition for certiorari, or move for a new trial, reargument or rehearing has expired and as to which no appeal, petition for certiorari or motion for new trial, reargument or rehearing shall then be pending or (ii) if an appeal, writ of certiorari new trial, reargument or rehearing thereof has been sought, such order or judgment of the Bankruptcy Court (or other court of competent jurisdiction) shall have been affirmed by the highest court to which such order was appealed, or certiorari shall have been denied, or a new trial, reargument or rehearing shall have been denied or resulted in no modification of such order, and the time to take any further appeal, petition for certiorari or move for a new trial, reargument or rehearing shall have expired, as a result of which such order shall have become final in accordance with Rule 8002 of the Federal Rules of Bankruptcy Procedure; provided that the possibility that a motion under Rule 60 of the Federal Rules of Civil Procedure, or any analogous rule under the Bankruptcy Rules, may be filed relating to such order, shall not cause an order not to be a Final Order.

“Furniture and Equipment” means all furniture, fixtures, furnishings, equipment, leasehold improvements and other tangible personal property owned by Avaya or any of its subsidiaries that are Related to the Business, including desks, chairs, tables, tools, copiers, fax machines and other telecommunication equipment, mobile phones, cubicles and miscellaneous office furnishings and supplies, including those listed on Section 11.05(b)(vii) of the Disclosure Schedule, but excluding any such items that (i) are provided to the Business pursuant to a Mixed-Use Contract or other Excluded Contract, (ii) will be provided under any of the Ancillary Agreements (excluding the subleases, but including any such items located in the office space that will be made available to Purchaser for a transition period pursuant to the Transition Services Agreement), or (iii) are set forth in Section 11.05(b)(viii) of the Disclosure Schedule.

“FY 2016 Revenue” means the unallocated product revenue of the Business for the fiscal year ended September 30, 2016, as reflected in the Audited Financial Statements and determined in accordance with GAAP.

“Government Contract” means any Contract Related to the Business, including any prime contract, subcontract, teaming agreement or arrangement, joint venture, basic ordering agreement, letter contract, purchase order, multiple award schedule contract, delivery order, task order, grant, cooperative agreement, bid, change order, arrangement or other commitment or funding vehicle of any kind, between (i) Avaya or any of its subsidiaries and (ii)(A) a Governmental Entity, (B) any prime contractor to a Governmental Entity with respect to a Contract entered into with a Governmental Entity or (C) any subcontractor with respect to any Contract described in clause (A) or (B).

“GSMB” means Germany Small Medium Business in Avaya GmbH & Co. KG.

“Hazardous Materials” means any material or substance defined or regulated under any Environmental Law as a hazardous substance, hazardous waste, hazardous material, toxic substance, pollutant or contaminant, including asbestos and petroleum.

“including” (and, with correlative meaning, “include” and “includes”) means including, without limiting the generality of any description preceding or succeeding such term, and the rule of ejusdem generis will not be applicable to limit a general statement preceded by, followed by or referable to an enumeration of specific matters, to matters similar to those specifically mentioned.

“Indebtedness” of any Person means all obligations of such Person, whether or not included as indebtedness or liabilities in accordance with GAAP: (a) for borrowed money, (b) evidenced by notes, bonds, debentures or similar instruments, (c) for the deferred purchase price of goods or services (other than trade payables or accruals incurred in the ordinary course of business), (d) under all letters of credit (including standby and commercial), bankers’ acceptances, bank guarantees, surety bonds, performance bonds and similar instruments issued or created by or for the account of such Person, (e) under any hedging Contract, (f) indebtedness secured by a Lien on property owned or being purchased by such Person, (g) for any accrued and unpaid interest on, and any prepayment premiums, penalties or similar charges in respect of, any of the foregoing obligations and (h) in the nature of guarantees of the obligations described in clauses (a) through (g) above of any other Person.

“Indemnity Escrow Amount” means an amount equal to $10,000,000.

“Intellectual Property” means and includes all past, present, and future rights of the following types, which may exist or be created under the laws of any jurisdiction worldwide: (a) Patents, (b) trademarks (registered or unregistered), service marks (registered or unregistered), trade names, corporate names, logos, slogans, trade dress, design rights, hash tags, social media pages, and 1-800 numbers or other similar designations of source or origin and registrations and applications to register trademarks or service marks, together with all goodwill associated therewith, (c) domain name registrations, (d) copyrights (registered or unregistered), copyrightable subject matter, original works of authorship and applications for copyright registration, (d) mask work rights, (e) trade secrets, know-how and confidential or proprietary information (including any business plans, designs, technical data, invention disclosures, customer data, financial information, pricing and cost information, bills of material, or other similar information), (f) rights in databases and data collections (including knowledge databases, customer lists and customer databases), (g) all other intellectual property substantially similar to any of the foregoing and (h) all claims, causes of action and rights to sue for past, present and future infringement or unconsented use of any of the foregoing intellectual and other proprietary rights set forth in the foregoing clauses (a) through (g).

“International Trade Laws” means any applicable export control Law, trade or economic sanctions Law, or antiboycott Law, in the United States or any other jurisdiction, including: the Arms Export Control Act (22 U.S.C.A. § 2278), the Export Administration Act (50 U.S.C. App. §§ 2401-2420), the International Traffic in Arms Regulations (22 C.F.R. 120-130), the Export Administration Regulations (15 C.F.R. 730 et seq.), the Office of Foreign Assets Control Regulations (31 C.F.R. Chapter V), the Customs Laws of the United States (19 U.S.C. § 1 et seq.), the International Emergency Economic Powers Act (50 U.S.C. § 1701-1706), the U.S. Commerce Department antiboycott regulations (15 C.F.R. 560), the U.S. Treasury Department antiboycott requirements (26 U.S.C. § 999), any other export control regulations issued by the agencies listed in Part 730 of the Export Administration Regulations, or any applicable non-U.S. Laws of a similar nature.

“Inventory” means all inventory Related to the Business owned or controlled by, or in the possession of, Avaya or any subsidiary of Avaya, including raw materials, work-in-process and finished goods, and all interests therein.

“Knowledge of Sellers” means the actual knowledge of the persons set forth on Section 11.05(b)(x) of the Disclosure Schedule after reasonable inquiry based on such person’s position with respect to the Business in the ordinary course of business and, where applicable, limited to the substantive field noted thereon.

“Legacy Business Products” has the meaning set forth on Section 11.05(b)(iv) of the Disclosure Schedule.

“Liability” means any Claim, Indebtedness, obligation, duty or liability of any nature, including any unknown, undisclosed, unmatured, unaccrued, unasserted, contingent, indirect, conditional, implied, vicarious, derivative, joint, several or secondary liability, regardless of whether such claim, debt, obligation, duty or liability would be required to be disclosed on a balance sheet prepared in accordance with GAAP and regardless of whether such claim, debt, obligation, duty or liability is immediately due and payable.

“Liens” means all mortgages, pledges, charges, liens (as defined in Section 101(37) of the Bankruptcy Code), debentures, trust deeds, encumbrances, security interests, or instruments charging, or creating a security interest in the Transferred Assets or any part thereof restrictions or other encumbrances affecting any right or title to the Transferred Assets or any part thereof or interest therein.

“Lower NWC Adjustment Threshold “ means $36,000,000.

“Made Available” means, with respect to any document, that such document was in the electronic data room, including in any “clean room” or smaller folder made available to Purchaser’s counsel, maintained by Avaya for purposes of the Acquisition at 5:00 p.m. Pacific Time two (2) days prior to the date hereof.

“Material Adverse Effect” means any Effect that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (a) the assets, liabilities, condition (financial or otherwise) or results of operations of the Business or (b) the ability of Avaya to consummate the transactions contemplated by this Agreement; provided, however, that in determining whether or not a Material Adverse Effect has occurred or will occur under clause (a), none of the following shall constitute or be taken into account: (i)(A) Avaya’s or any of its subsidiaries’ actions required by the express terms of this Agreement or (B) the failure to take any action prohibited by this Agreement; (ii) any Effect affecting the industry or industry sectors in which the Business operates generally or the United States or worldwide economy generally or credit or other financial markets, (iii) regulatory or political conditions or any action of any Governmental Entity, including the worsening of any existing conditions or acceleration of any obligations; (iv) any natural disaster or pandemic or any acts of terrorism, sabotage, military action or war (whether or not declared), or any escalation or worsening thereof, or any other force majeure event, whether or not caused by any person, or any national or international calamity or crisis; (v) any failure of the Business to meet internal or public forecasts, projections, predictions, guidance, estimates, milestones or budgets (it being understood that other than as specifically excluded herein, the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect); (vi) the announcement or pendency of the Acquisition; (vii)(A) the commencement or pendency of the Bankruptcy Cases; (B) any objections in the Bankruptcy Court to (1) this Agreement or any Ancillary Agreement or the transactions contemplated hereby or thereby, (2) the reorganization of the Debtors and any related plan of reorganization or disclosure statement, (3) the Bidding Procedures and Sale Motion or (4) the assumption or rejection of any Transferred Contract or Assigned Lease; (C) any Order of the Bankruptcy Court or any actions or omissions of Avaya or its subsidiaries in compliance therewith; (viii) solely for purposes of the condition set forth in Section 7.02(c), any matter disclosed in the Disclosure Schedule (to the extent any such matter could reasonably be expected to have a material adverse effect on the assets, liabilities, condition (financial or otherwise) or results of operations of the Business based on facts, circumstances and conditions existing as of the date of this Agreement); (ix) change or prospective change in Laws or GAAP or the interpretation thereof, except to the extent, in case of the foregoing clauses (ii), (iii), (iv) or (ix), such Effect referred to therein has a disproportionate impact on the Business relative to the industry in which the Business competes as a whole.

“Mixed-Use Contracts” means any Contract that includes both terms and conditions that are Related to the Business and terms and conditions that relate to one or more other businesses of Avaya or its affiliates, or that includes terms and conditions that relate to both the Business and one or more other businesses of Avaya or its affiliates, and that is between (i) Avaya or one of its affiliates, on the one hand and (ii) a supplier, vendor, distributor, reseller or customer of the Business, on the other hand.

“Net Working Capital” means the Current Assets minus the Current Liabilities, in each case, as of the close of business on the date prior to the Closing Date.

“Non-ARD Employee” means an Employee in a jurisdiction in which the ARD is not applicable.

“Open Source Software” means any Software licensed, provided or distributed under any open source or similar license, including any license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation).

“ordinary course of business” means the ordinary course of business in a manner consistent with past practice.

“Other Sellers” means the entities identified in Section 11.05(b)(xi) of the Disclosure Schedule.

“Patents” means patents, patent applications, invention disclosures and all related continuations, continuations-in-part, divisionals, reissues, reexaminations, substitutions and extensions thereof and all claims, causes of action and rights to sue for past, present and future infringement or unconsented use of any of the foregoing.

“Permits” means all licenses, permits, franchises, approvals, authorizations, consents or orders of, or filings with, any Governmental Entity, necessary or customary for the present conduct or operation of the Business or ownership of the Transferred Assets.

“Person” means any individual, firm, corporation, partnership, limited liability company, trust, joint venture, Governmental Entity or other entity.

“Personal Information” shall mean any information relating to an individual natural person who can be identified by the Person who holds such information or that is regulated or protected by one or more Data Protection Laws.

“Petition” means the voluntary petition under Chapter 11 of the Bankruptcy Code filed by the Debtors with the Bankruptcy Court to commence the Bankruptcy Cases.

“Post-Closing Tax Period” means all taxable periods beginning after the Closing Date and the portion beginning on the day after the Closing Date of any tax period that includes but does not end on the Closing Date.

“Pre-Closing Tax Period” means all taxable periods ending on or prior to the Closing Date and the portion ending on the Closing Date of any taxable period that includes but does not end on the Closing Date.

“Proceeding” means any claim, demand, action, suit, arbitration, investigation or similar proceeding before a Governmental Entity.

“Purchase Price” means $100 million.

“Purchaser Expense Reimbursement” means the sum of the aggregate amount of the Purchaser’s reasonable documented out-of-pocket costs and expenses (including expenses of outside counsel, accountants and financial advisors, which shall be based on summary invoices, redacted to preserve privileged or confidential information) incurred by the Purchaser prior to termination of this Agreement in connection with or related to the Purchaser’s evaluation, consideration, analysis, negotiation, and documentation of a possible transaction with Avaya and its subsidiaries or in connection with or related to the transactions contemplated by this Agreement, up to a maximum amount of $750,000, with such cap subject to approval by the Bankruptcy Court.

“Related to the Business” means primarily used or primarily held for use in or primarily arising out of the operation or conduct of the Business as currently conducted by Avaya and its subsidiaries.

“Representatives” means any directors, officers, employees, investment bankers, financial advisors, attorneys, accountants or other advisors, agents or representatives of a Person.

“Restructuring Transaction” means (i) any recapitalization transaction, plan of reorganization, liquidation, or sale, including any such transaction by way of a credit bid or by any creditor of a Debtor, involving (directly or indirectly) all or any material portion of the Transferred Assets, or (ii) any merger, consolidation, share exchange, business combination or similar transaction (directly or indirectly) involving all or any material portion of the Transferred Assets, in each case whether in one transaction or a series of transactions; provided that, in each case of (i) and (ii), such transaction will not be considered to be a Restructuring Transaction or an Alternative Transaction if such transaction occurs prior to the termination of this Agreement and would not prevent the Acquisition from occurring in accordance with the terms of this Agreement.

“Retained Claims” means (i) all Claims of Avaya or any of its affiliates against any of its or their respective directors, officers, stockholders (or other equityholders) or affiliates; (ii) all Claims that any of Avaya or any of its affiliates may have against any Person with respect to any assets, properties and rights that are not Transferred Assets (including Excluded Assets) or any Liabilities that are not Assumed Liabilities and (iii) all Avoidance Actions that are not related exclusively to the Business.

“Retained Intellectual Property” means all Intellectual Property other than the Transferred Intellectual Property.

“Sale Hearing” means the hearing at which the Bankruptcy Court considers approval of the Sale Order pursuant to Sections 105, 363 and 365 of the Bankruptcy Code.

“Sale Order” means the order of the Bankruptcy Court, proposed in the Bidding Procedures and Sale Motion, substantially in the form of Exhibit L or as otherwise modified by Avaya, as agreed to by Purchaser, in the parties’ commercially reasonable discretion (such agreement not to be unreasonably withheld or conditioned so long as such Order is not inconsistent with, and does not limit the rights of Purchaser under, this Agreement), which, among other things, (i) approves, pursuant to Sections 105, 363 and 365 of the Bankruptcy Code, (A) the execution, delivery and performance by Avaya of this Agreement, (B) the sale of the Transferred Assets from the Debtors to Purchaser free and clear of all Liens on the terms set forth herein, and (C) the performance by the Debtors of their respective obligations under this Agreement; (ii) authorizes the Debtors to assume and assign to Purchaser the Transferred Contracts and the Assumed Leases; (iii) finds that Purchaser is not a successor to Avaya or any of its subsidiaries and (iv) finds that Purchaser is a “good faith” buyer within the meaning of Section 363(m) of the Bankruptcy Code and grants Purchaser the full protection provided thereby.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Seller DB Plans” means the Avaya Inc. Pension Plan and the Avaya Inc. Pension Plan for Salaried Employees.

“Sellers” means each of Avaya and Other Sellers.

“Sellers Licensed Intellectual Property” means the Intellectual Property and Technology that are to be licensed to Purchaser under the Intellectual Property License Agreement.

“Sellers Proprietary Software” means Software owned or purported to be owned by any Seller or any of its subsidiaries that is incorporated in the Business Products (other than the Legacy Business Products) or that is otherwise used in the design, development, manufacturing, commercialization, distribution and support of the Business Products (other than the Legacy Business Products).

“Software” means any computer program, firmware or software code of any nature, including all executable code, source code, hardware configuration data, RTL code, Gerber files and GSDII files, as well as any related technical documentation, including any development tools, developers’ kits, utilities, developers’ notes, technical manuals, and user manuals, in each case whether stored, encoded, recorded or written on disk, tape, film, memory device, paper or other media of any nature.

“Specified Representations” means the representations and warranties of Avaya set forth in Section 3.01 (Organization and Standing) or Section 3.02 (Authority; Execution and Delivery; Enforceability).

“Straddle Period” means any Tax period beginning on or before and ending after the Closing Date.

“subsidiary” of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, fifty percent (50%) or more of the equity interests of which) is owned directly or indirectly by such first Person or by another subsidiary of such first Person.

“Successful Bidder” has the meaning as set forth in the Bidding Procedures.

“Successor Liability Claims” means any past, present or future Liability, responsibility, or obligations of any kind or nature whatsoever of or against Avaya or any of its affiliates or otherwise related to the Transferred Assets, by reason of the transfer or acquisition of the Transferred Assets, the consummation of the transactions contemplated hereby, any action taken in connection with the transactions contemplated hereby, the assumption of the Assumed Liabilities, or the continued operation of the Business on any basis, including under any doctrines of successor, transferee, or vicarious liability (whether based on de facto merger, mere continuation, or any other basis or theory of Liability), including (a) any past, present or future Liabilities of Avaya or any of its affiliates to any shareholder, Governmental Entity or Person, (b) any past, present or future Liabilities of Avaya or any of its affiliates arising out of any civil or criminal investigations or claims brought by any Governmental Entity (including government any unit or self-regulatory agency), including the United States Attorney’s Office or the SEC, seeking sanctions, penalties, restitution, disgorgement, or other amounts owed or that become owed and (c) any past, present or future claims of or Liability associated with indemnity, advancement, reimbursement or contribution of legal or other expenses incurred by current or former directors, officers, employees, agents, attorneys, or other Representatives of Avaya or its affiliates in connection with or arising out of any Proceedings, including those referenced in sections (a) and (b) above.

“Target Deferred Revenue Cost Amount” means $6,800,000.

“Tax” or “Taxes” means all forms of taxation imposed by any federal, state, provincial, local, foreign or other Governmental Entity, including income, franchise, property, sales, use, excise, employment, unemployment, payroll, social security, estimated, value added, ad valorem, transfer, recapture, withholding, health and other taxes of any kind, and any imposts, levies, tariffs, duties or other charges in the nature of a tax, in each case including any interest, penalties and additions thereto.

“Tax Return” means any report, return, document, declaration or other information or filing supplied or required to be supplied to any Taxing Authority with respect to Taxes, including any amendment, schedule or attachment with respect thereto.

“Taxing Authority” means any Governmental Entity exercising or purporting to exercise jurisdiction with respect to any Tax or Tax Return.

“Technology” means tangible embodiments of Intellectual Property, including any of the following: mask sets, wafers, products, development tools, algorithms, APIs, databases, data collections, diagrams, inventions, methods and processes (whether or not patentable), assembly designs, assembly methods, network configurations and architectures, protocols, layout rules, schematics, packaging and other specifications, Software, designs, bills of material, build instructions, test automation, test reports, performance data, optical quality data, routines, formulae, test vectors, IP cores, net lists, lab notebooks, invention disclosures, prototypes, samples, studies, process flow, process module data, yield data, reliability data, engineering data, test results and all other forms of technical information and technology that are Related to the Business Products and the Business.

“Termination Fee” means an amount in cash equal to $3,000,000, with such amount subject to approval by the Bankruptcy Court.

“Transfer Taxes” means all sales (including bulk sales), use, transfer, recording, value added, ad valorem, privilege, documentary, gross receipts, registration, conveyance, excise, license, stamp or similar fees and Taxes arising out of, in connection with or attributable to the transactions effectuated pursuant to this Agreement.

“Transferred Contracts” means (i) Contracts Related to the Business and Transferred Mixed-Use Contracts, including all purchaser orders or similar instruments, in each case, that are either (A) with customers, including end customers, distributors, resellers and channel partners, or (B) vendors, service providers, manufacturers or suppliers to the Business (the Contracts in this clause (i), “Business Contracts”), (ii) Contracts that are leases governing tangible assets otherwise included in the Transferred Assets, (iii) any Contract constituting a guarantee or similar indemnification arrangement, pursuant to which, Avaya or any of its subsidiaries provides a Seller Credit Support Obligation solely in respect of any other Transferred Contract or Assumed Liability and (iv) the Contracts set forth on Section 11.05(b)(xii) of the Disclosure Schedule, but, in all cases, excluding Leases, which, if transferring to Purchaser, are addressed in the definition of Assumed Leases.

“Transferred Employee Records” means physical or electronic copies of all personnel records (including those as required by applicable Law and those pertaining to performance, training history, job experience and history, and for the three-year period immediately preceding the Closing, compensation history) for the Transferred Employees, except where (i) the transfer or disclosure of such records is prohibited by applicable Law or would include medical records, or (ii) consent of the relevant employee is required by applicable Law but not given.

“Transferred Employees” means collectively Non-ARD Transferred Employees and ARD Transferred Employees.

“Transferred Intellectual Property” means (i) all Intellectual Property and Technology (other than Patents) owned or purported to be owned by any Seller or its subsidiaries, including any Seller’s or the applicable subsidiary’s co-ownership interest in any Intellectual Property and Technology (other than Patents) with a third party, Related to the Business, including the Intellectual Property (other than Patents) set forth on Section 11.05(b)(xiii) of the Disclosure Schedule and (ii) the Patents set forth on Section 11.05(b)(xiii) of the Disclosure Schedule.

“Transferred IT Systems” means the personal computers used by Transferred Employees.

“Upper NWC Adjustment Threshold “ means $44,000,000.

Section 11.06 Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of or related to this Agreement may only be brought against, the Persons that are expressly named as parties to this Agreement. Except to the extent named as a party to this Agreement, and then only to the extent of the specific obligations of such parties set forth in this Agreement, no past, present or future shareholder, member, partner, manager, director, officer, employee, Affiliate, agent or representative of any party to this Agreement or any subsidiary of Avaya will have any liability (whether in contract, tort, equity or otherwise) for any of the representations, warranties, covenants, agreements or other obligations or liabilities of any of the parties to this Agreement or for any claim based upon, arising out of or related to this Agreement. Without limiting the foregoing, no claim will be brought or maintained by any Indemnified Party or any of their respective successors or permitted assigns against any officer, director, employee (present or former), partner or Affiliate of any party hereto that is not otherwise expressly identified as a party to this Agreement, and no recourse will be brought or granted against any of them, by virtue of or based upon any alleged misrepresentation or inaccuracy in or breach or nonperformance of any of the representations, warranties, covenants or agreements of any party hereto set forth or contained in this Agreement or any exhibit or schedule hereto or any certificate delivered hereunder.

Section 11.07 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when each party hereto shall have received counterparts hereof signed by each of the other parties hereto. Any such counterpart, to the extent delivered by means of a facsimile machine or by .pdf, .tif, .gif, .peg or similar attachment to electronic mail (any such delivery, an “Electronic Delivery”) shall be treated in all manner and respects as an original executed counterpart and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any party hereto, each other party hereto shall re-execute the original form of this Agreement and deliver such form to all other parties. No party hereto shall raise the use of Electronic Delivery to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of Electronic Delivery as a defense to the formation of a contract, and each such party forever waives any such defense, except to the extent such defense relates to lack of authenticity.

Section 11.08 Entire Agreement. This Agreement, and the Exhibits and Disclosure Schedule annexed hereto, the Confidentiality Agreement and the Ancillary Agreements, and the other agreements, certificates, and other documents contemplated hereby and thereby constitute the entire understanding between the parties with respect to the subject matter hereof and thereof, and supersede all other understandings and negotiations with respect thereto. The parties agree to define their rights, liabilities and obligations with respect to such understanding and the transactions contemplated hereby exclusively in contract pursuant to the express terms and provisions of this Agreement, and the parties expressly disclaim that they are owed any duties or are entitled to any remedies not expressly set forth in this Agreement or any Ancillary Agreement. In the event of any conflict between the provisions of this Agreement (including the Disclosure Schedule and Exhibits), on the one hand, and the provisions of the Confidentiality Agreement or the Ancillary Agreements (including the schedules and exhibits thereto), on the other hand, the provisions of this Agreement shall control.

Section 11.09 Severability. In the event that any provision contained in this Agreement shall for any reason be held to be invalid, illegal or unenforceable in any jurisdiction, such provision shall be ineffective as to such jurisdiction to the extent of such invalidity, illegality or unenforceability without invalidating or affecting the remaining provisions hereof or affecting the validity, legality or enforceability of such provision in any other jurisdiction.

Section 11.10 Governing Law. This Agreement, the negotiation, execution or performance of this Agreement and any disputes arising under or related hereto (whether for breach of contract, tortious conduct or otherwise) shall be governed and construed in accordance with the Laws of the State of New York, without reference to its conflicts of law principles.

Section 11.11 Jurisdiction. Without limitation of any Party’s right to appeal any order of the Bankruptcy Court, (a) the Bankruptcy Court shall retain exclusive jurisdiction to enforce the terms of this Agreement and to decide any claims or disputes arising out of or in connection with this Agreement or the transactions contemplated hereby or disputes relating hereto (whether for breach of contract, tortious conduct or otherwise) and (b) any and all claims relating to the foregoing shall be filed and maintained only in the Bankruptcy Court, and the Parties hereby consent and submit to the exclusive jurisdiction and venue of the Bankruptcy Court and irrevocably waive the defense of an inconvenient forum to the maintenance of any such Proceeding; provided that if the Bankruptcy Cases are closed, any Proceeding against any Party arising out of or in connection with this Agreement or the transactions contemplated hereby or disputes relating hereto (whether for breach of contract, tortious conduct or otherwise) shall be brought exclusively in the United States District Court for the Southern District of New York, or, if such court does not have jurisdiction, the state courts of New York located in New York County, and hereby irrevocably accepts and submits to the exclusive jurisdiction and venue of the aforesaid courts in personam with respect to any such Proceeding and waives to the fullest extent permitted by Law any objection that it may now or hereafter have that any such Proceeding has been brought in an inconvenient forum. Notwithstanding the foregoing, any final judgment in any suit, action or other Proceeding may be enforced in other jurisdictions by suit on the judgment in any other manner provided by applicable Law.

Section 11.12 Service of Process. Each of the parties consents to service of any process, summons, notice or document that may be served in any Proceeding in the Bankruptcy Court or the United States District Court for the Southern District of New York or the state courts of New York located in New York County, each in any manner permitted by applicable Law and agrees that service of process on such party as provided for notices in Section 11.04 (other than by fax or email) to such party’s respective address set forth in Section 11.04 is reasonably calculated to give actual notice and shall be deemed effective service of process on such Person.

Section 11.13 Waiver of Jury Trial. EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY ANCILLARY AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY OR DISPUTES RELATING HERETO OR THERETO. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTY HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 11.13.

Section 11.14 Amendments and Waivers. This Agreement may be amended, modified, superseded or canceled and any of the terms, covenants, representations, warranties or conditions hereof may be waived only by an instrument in writing signed by each of the parties or, in the case of a waiver, by or on behalf of the party waiving compliance. No course of dealing between the parties shall be effective to amend or waive any provision of this Agreement.

Section 11.15 Specific Performance. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the transactions contemplated by this Agreement, including the Acquisition) in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that (a) the parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction without proof of damages or inadequacy of legal remedy and without the posting or provision of any bond or other security, this being in addition to any other remedy to which they are entitled under this Agreement and (b) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and, without that right, neither Avaya nor Purchaser would have entered into this Agreement. The parties hereto agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at law. The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 11.15 shall not be required to provide or post any bond or other security in connection with any such order or injunction.

Section  11.16 Joint Drafting. The parties hereto have been represented by counsel in the negotiations and preparation of this Agreement; therefore, this Agreement will be deemed to be drafted by each of the parties hereto, and no rule of construction will be invoked respecting the authorship of this Agreement.

Section 11.17 Currency. Unless otherwise specified in this Agreement, all references to currency, monetary values and dollars set forth herein shall mean United States (U.S.) dollars and all payments hereunder shall be made in United States dollars.

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IN WITNESS WHEREOF, Avaya and Purchaser have duly executed this Agreement as of the date first written above.

AVAYA INC.

By:	/s/ Laurent Philonenko
Name: Laurent Philonenko
Title: Senior Vice President, Corporate Strategy and Development – Chief Technology Officer

[SIGNATURE PAGE TO ASSET PURCHASE AGREEMENT]

EXTREME NETWORKS, INC.

By:	/s/ Katy Motiey
Name: Katy Motiey
Title: EVP, Chief Administrative Officer HR, General Counsel, & Corporate Secretary

[SIGNATURE PAGE TO ASSET PURCHASE AGREEMENT]